Exhibit 99.2

Roxgold
SANGO

Management Information Circular

and Notice of Annual General Meeting of Shareholders

June 25, 2026

Fortuna Mining

We envision. We deliver.

May 7, 2026

Fellow Shareholders:

On behalf of the Board of Directors and management of Fortuna Mining Corp., I write in connection with the 2026 annual general meeting of shareholders. The meeting will be held at the office of Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, B.C., V6E 4E5 on Thursday, June 25, 2026 at 10:00 a.m. (Pacific time).

The accompanying Management Information Circular contains important information regarding recording your votes, the directors nominated for election, our corporate governance practices, and how we compensate our executives and directors. We encourage you to exercise your vote, either in person at the meeting, or by providing your proxy vote, either in paper form, by telephone or online.

We look forward to seeing you at the meeting.

Sincerely,

Jorge Ganoza Durant
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Fortuna Mining Corp. (the “Company”) will be held at the office of Blake, Cassels & Graydon LLP, 1133 Melville Street, Suite 3500, Vancouver, British Columbia V6E 4E5 on Thursday, June 25, 2026 at the hour of 10:00 a.m. (Pacific time), where shareholders will be asked:

(a)	To receive the financial statements of the Company for the fiscal year ended December 31, 2025, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the directors of the Company (the “Directors”) to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular, as defined below);

(c)	To determine the number of Directors at eight (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular);

(d)	To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular); and

(e)	To consider, and if thought fit, pass an ordinary resolution to approve the unallocated entitlements under the Company’s Share Unit Plan (for further information, please see the section entitled “Particulars of Other Matters to be Acted Upon – Approval of the Company’s Share Unit Plan Unallocated Entitlements” in the Circular).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the Management Information Circular for the Meeting (the “Circular”). Under Notice-and-Access, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR+ profile located at www .sedarplus.ca and are also available on the Company’s website at: https://fortunamining.com/library. The Meeting Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Circular and other Meeting Materials before voting.

Requesting Printed Meeting Materials

Registered shareholders may request a paper copy of the Meeting Materials by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the proxy and following the instructions provided. A paper copy will be sent to you free of charge within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 11, 2026.

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Beneficial shareholders with a 16 digit control number may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided. Shareholders with a different control number, please call toll-free at 1-844-916-0609. A paper copy will be sent to you free of charge within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 11, 2026.

For paper copy requests made on or after the date of the Meeting and within one year of the date of filing of the Circular. Beneficial shareholders with a 16 digit control number may call toll-free at 1-877-907-7643, and shareholders with a different control number may call 1-844-916-0609, and a paper copy will be sent to you free of charge within 10 calendar days of receiving your request.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chair, is delivered to the Chair of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non-Registered Holder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Shareholders Shares are held in own name and represented by a physical certificate or DRS Advice	Vote online at www .investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed envelope.
Beneficial Shareholders Shares held with a broker, bank or other Intermediary.	Vote online at www .proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed envelope.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-844-916-0609.

DATED the 7th day of May, 2026

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR	Page | ii

MANAGEMENT INFORMATION CIRCULAR

PROXIES	1
Notice-and-Access Process	1
Solicitation and Deposit of Proxies	1
Non-Registered Holders	2
Voting of Proxies	2
Revocation of Proxies	3
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	3
PARTICULARS OF MATTERS TO BE ACTED UPON	3
Appointment and Remuneration of Auditors	3
Election of Directors	4
Approval of the Unallocated Awards under the Company’s Share Unit Plan	9
OTHER INFORMATION	11
Audit Committee Disclosure	11
Renewal of Normal Course Issuer Bid	11
Summary of Incentive Plans	11
Interest of Certain Persons in Matters To Be Acted Upon	12
Interest of Informed Persons in Material Transactions	12
Qualified Person	12
Additional Information	12
Cautionary Notes	13

Schedule “A”	Share Unit Plan
Schedule “B”	Statement of Executive Compensation
Schedule “C”	Corporate Governance

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT INFORMATION CIRCULAR

As at May 7, 2026

(Monetary amounts expressed in US dollars, unless otherwise indicated)

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Fortuna Mining Corp. (the “Company” or “Fortuna”) for use at the Annual General Meeting of the holders of common shares (“Common Shares”) of the Company to be held on Thursday, June 25, 2026 (the “Meeting”) and any adjournment thereof, at the time and place and for the purposes set forth in the notice of the Meeting (the “Notice of the Meeting”).

In this Circular, references to “Non-Registered Holders” means shareholders who do not hold Common Shares in their own name and “Intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Non-Registered Holders.

PROXIES

Notice-and-Access Process

The Company has elected to use the notice-and-access provisions (“Notice-and-Access”) of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of this Circular, form of proxy (“Proxy”) and other meeting materials (the “Meeting Materials”) to registered shareholders and Non-Registered Holders of the Company.

Under Notice-and-Access, rather than the Company mailing paper copies of the Meeting Materials to shareholders, the Meeting Materials can be accessed online on the Company’s SEDAR+ profile at www .sedarplus.ca or on the Company’s website at: https://fortunamining.com/library. The Company has adopted this alternative means of delivery for the Meeting Materials in order to reduce paper use and the printing and mailing costs.

Shareholders will receive a “notice package” (the “Notice-and-Access Notification”) by prepaid mail, with details regarding the Meeting date, location and purpose, and information on how to access the Meeting Materials online or request a paper copy.

Shareholders will not receive a paper copy of the Meeting Materials unless they contact Broadridge at the applicable toll free number as set out in the Notice of the Meeting. Provided the request is made prior to the Meeting, Broadridge will mail the requested materials within three business days. Requests for paper copies of the Meeting Materials should be made by June 11, 2026 in order to receive the Meeting Materials in time to vote before the Meeting.

Shareholders with questions about Notice-and-Access may contact Broadridge toll-free at 1-844-916-0609.

Solicitation and Deposit of Proxies

While it is expected that the solicitation will be primarily by Notice-and-Access and mail, Proxies may be solicited personally or by telephone by the directors and regular employees of the Company. All costs of solicitation will be borne by the Company. We have arranged for Intermediaries to forward the Notice-and-Access Notification to Non-Registered Holders of Common Shares held as of the Record Date (as defined below) by those Intermediaries and we may reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

The individuals named in the Proxy are directors of the Company, senior management and the Corporate Secretary of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the Proxy and striking out the printed names or by completing another form of proxy. The Proxy will not be valid unless the

MANAGEMENT INFORMATION CIRCULAR	Page | 1

completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chair, is delivered to the Chair of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Holders

Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a Non-Registered Holder are registered either:

(a)	in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or

(b)	in the name of a clearing agency, such as The Canadian Depository for Securities Limited (CDS), of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders – those who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company, referred to as “Non-Objecting Beneficial Owners”, and those who have objected to their Intermediary disclosing ownership information about themselves to the Company, referred to as “Objecting Beneficial Owners” (“OBOs”).

In accordance with the requirements of NI 54-101, the Company will distribute the Notice-and-Access Notification to Intermediaries and clearing agencies for onward distribution to all Non-Registered Holders. Intermediaries are required to forward the Notice-and-Access Notification to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive Meeting Materials. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. The Company intends to pay for the delivery to OBOs, by Intermediaries, of any proxy-related materials and Form 54-101F7 – Request for Voting Instructions made by Intermediary for the Meeting.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will be sent a voting instruction form (“VIF”) which must be completed, signed and returned by the Non-Registered Holder in accordance with the Intermediary’s directions on the VIF. In some cases, such Non-Registered Holders will instead be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. This form of proxy does not need to be signed by the Non-Registered Holder, but, to be used at the Meeting, needs to be properly completed and deposited with Computershare Trust Company as described under “Solicitation and Deposit of Proxies” above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own. Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the Proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions on the form.

Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or Proxy form is to be delivered.

Voting of Proxies

Common Shares represented by any properly executed Proxy will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions given by the shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set forth herein.

The Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of the

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Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of the Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the Proxy to vote in accordance with their best judgment on such matters or business. As at the date hereof, the management of the Company knows of no such amendment, variation or other matter that may come before the Meeting.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, 1111 Melville Street, Suite 820, Vancouver, British Columbia, V6E 3V6, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Circular, the Company had issued and outstanding 302,957,387 fully paid and non-assessable Common Shares, each share carrying the right to one vote. The Company has no other classes of voting securities.

Holders of Common Shares as at May 1, 2026 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a Proxy or VIF in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and officers of the Company, as at the date of this Circular, no person or company directly or indirectly beneficially owns or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the Notice of the Meeting, as more particularly described as follows:

Appointment and Remuneration of Auditors

Effective July 13, 2017, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of the Company. The management of the Company will recommend to the Meeting to appoint KPMG LLP as auditors of the Company for the ensuing year, and to authorize the directors to fix their remuneration.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the appointment of KPMG LLP as Fortuna's auditors and authorizing the directors to fix their remuneration.

MANAGEMENT INFORMATION CIRCULAR	Page | 3

Election of Directors

The Board presently consists of eight directors. Shareholders will be asked at the Meeting to determine the number of directors at eight, and to elect eight directors. The term of office for all the current directors will expire on the date of the Meeting. The persons named below (the “Director Nominees”) will be presented for election at the Meeting as management’s nominees and the persons named in the Proxy intend to vote for the election of these nominees. The senior officers of the Company (“Management”) do not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

Recommendation: Management of the Company recommends that Shareholders VOTE FOR the election of each of the Director Nominees.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the ordinary resolution for the election of the eight Director Nominees.

Information regarding the Director Nominees is set out below:

JORGE GANOZA DURANT - Director, President and Chief Executive Officer

Jorge Ganoza Durant is a geological engineer with over 25 years of experience in mineral exploration, mining and business development throughout Latin America. He is a graduate from the New Mexico Institute of Mining and Technology. He is a fourth generation miner from a Peruvian family that has owned and operated underground gold, silver and polymetallic mines in Peru and Panama. Before co- founding Fortuna in 2004, Jorge was involved in business development at senior levels for several private and public Canadian junior mining companies working in Central and South America.

Residence:	Lima, Peru	Principal Occupation: President and CEO of the Company

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Diverse Perspectives

Age:	56
		Equity Ownership:
Independent:	No		Number	Value *
Director since:	December 2, 2004	Common Shares	1,476,443	$ 15,414,065
2025 vote results:	99.48% in favour	RSUs (cash-settled)	394,667	$ 4,120,323
		PSUs (share-settled)	394,667	$ 4,120,323
2025 Meeting Attendance:			2,265,777	$ 23,654,711
Board:	8 of 8
Overall:	100%	Mr. Ganoza meets the Company’s minimum equity ownership requirements.

Other Public Boards: Nil		* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

MANAGEMENT INFORMATION CIRCULAR	Page | 4

DAVID LAING - Director; Chair of the Board; Chair of Sustainability Committee; Member of Compensation Committee.

David Laing is a mining engineer with over 35 years of experience in the industry. He was the COO of Equinox Gold Corp. and predecessors from August 2016 to November 2018, and was the COO of Luna Gold from August 2016 to March 2017 when it merged with JDL Gold to form Trek Mining. Before joining Luna Gold, David was the COO of True Gold, which developed the Karma gold mine in Burkina Faso and was acquired by Endeavour Mining in April 2016. Prior to joining True Gold, David was COO and EVP of Quintana Resources Capital, a base metals streaming company. David was also one of the original executives of Endeavour Mining, a gold producer in West Africa. Prior to these roles, David held senior positions in mining investment banking at Standard Bank in New York, technical consulting at MRDI in California, the Refugio project at Bema Gold Corp., and various roles at Billiton with operations in Peru, South Africa, and northern Chile.

Residence: Age:	BC, Canada 70	Principal Occupation: Mining Engineer; Independent Mining Consultant

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Information Technology /

Cyber Security

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Independent:	Yes	Equity Ownership:
Director since:	September 26, 2016		Number	Value *
2025 vote results:	96.61% in favour	Common Shares	109,150	$1,139,526
		DSUs (cash-settled)	202,488	$2,113,975
2025 Meeting Attendance:			311,638	$3,253,501
Board:	8 of 8
Independent Directors:	8 of 8	Mr. Laing meets the Company’s minimum equity ownership requirements.
Committees:	10 of 10
Overall:	100%	* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

Other Public Boards: Arizona Sonoran Copper Company Inc. (TSX; OTC); Blackrock Silver Corp. (TSX Venture Exchange; FSE; OTCQX)

MARIO SZOTLENDER - Director and Member of Sustainability Committee

Mario Szotlender is a co-founder of Fortuna Mining Corp. He holds a degree in international relations and is fluent in several languages. He has successfully directed Latin American affairs for numerous private and public companies over the past 25 years, specializing in developing new business opportunities and establishing relations within the investment community. He has been involved in various mineral exploration and development joint ventures (precious metals and diamonds) in Central and South America, including heading several mineral operations in Venezuela, such as Las Cristinas in the 1980s. He was President of Mena Resources Inc. until it was purchased by Rusoro Mining Ltd., of which he was also President.

Residence: Age:	Caracas, Venezuela 64	Principal Occupation: Independent Consultant and Director of public resource companies

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Diverse Perspectives

Independent:	No	Equity Ownership:
Director since:	June 16, 2008		Number	Value *
2025 vote results:	96.28% in favour	Common Shares	171,700	$1,792,548
		DSUs (cash-settled)	327,959	$3,423,892
2025 Meeting Attendance:			499,659	$5,216,440
Board:	8 of 8
Committees:	5 of 5	Mr. Szotlender meets the Company’s minimum equity ownership requirements.
Overall:	100%
		* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

Other Public Boards: Atico Mining Corporation (TSX Venture Exchange); Endeavour Silver Corp. (TSX and NYSE); Radius Gold Inc. (TSX Venture Exchange)

MANAGEMENT INFORMATION CIRCULAR	Page | 5

DAVID FARRELL - Director; Chair of CG&N and Compensation Committees; Member of Audit Committee

David Farrell is a Corporate Director, with over 30 years of corporate and mining experience, and has negotiated, structured and closed more than $25 billion worth of M&A and structured financing transactions for natural resource companies. Previously, he was President of Davisa Consulting, a private consulting firm working with global mining companies. Prior to founding Davisa, he was Managing Director of Mergers & Acquisitions at Endeavour Financial, working in Vancouver and London. Prior to Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B. and has earned his ICD.D designation from the UofT Rotman School of Management and the Institute of Corporate Directors.

Residence: Age:	BC, Canada 57	Principal Occupation: Corporate Director; President of Davisa Consulting (private consulting)			Areas of Expertise: Strategy and Leadership Risk Management Corporate Governance Metals and Mining Finance Human Capital Management Financial Literacy International Business

Independent:	Yes	Equity Ownership:
Director since:	July 15, 2013		Number	Value *
2025 vote results:	92.83% in favour	Common Shares:	Nil	Nil
		DSUs (cash-settled):	322,148	$3,363,225
2025 Meeting Attendance:			322,148	$3,363,225
Board:	8 of 8
Independent Directors:	8 of 8	Mr. Farrell meets the Company’s minimum equity ownership requirements.
Committees:	12 of 12
Overall:	100%	* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

Other Public Boards: Hillcrest Energy Technologies Ltd. (CSE; OTC)

ALFREDO SILLAU - Director; Member of Audit and Compensation Committees

Alfredo Sillau is a graduate of Harvard Business School and is Managing Partner and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, Alfredo headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Alfredo actively took part in the structuring, promoting and management of investment funds with approximately $500 million in assets under management.

Residence: Age:	Lima, Peru 59	Principal Occupation: Managing Partner and Director of Faro Capital (investment management)

Areas of Expertise:

Strategy and Leadership

Risk Management

Corporate Governance

Metals and Mining

Finance

Human Capital Management

Financial Literacy

International Business

Spanish Language

Diverse Perspectives

Independent:	Yes	Equity Ownership:
Director since:	November 29, 2016		Number	Value *
2025 vote results:	99.11% in favour	Common Shares:	16,000	$ 167,040
		DSUs (cash-settled):	136,604	$ 1,426,146
2025 Meeting Attendance:			152,604	$ 1,593,186
Board:	8 of 8
Independent Directors:	8 of 8	Mr. Sillau meets the Company’s minimum equity ownership requirements.
Committees:	10 of 10
Overall:	100%	* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

Other Public Boards: Nil

MANAGEMENT INFORMATION CIRCULAR	Page | 6

KYLIE DICKSON - Director; Chair of Audit Committee; Member of CG&N Committee

Kylie Dickson is a Canadian CPA, CA with more than 14 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. Until March 2020, she was Vice-President, Business Development of Equinox Gold Corp. and previously held the position of Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Residence:	BC, Canada	Principal Occupation: Corporate Director of public resource companies

Areas of Expertise:

Strategy and Leadership

Operations and Exploration

Risk Management

Corporate Governance

Metals and Mining

Finance

Human Capital Management

Financial Literacy

International Business

Diverse Perspectives

Age:	46

Independent:	Yes	Equity Ownership:
Director since:	August 16, 2017		Number	Value *
2025 vote results:	99.34% in favour	Common Shares:	3,500	$ 36,540
		DSUs (cash-settled):	156,110	$ 1,629,788
2025 Meeting Attendance:			159,610	$ 1,666,328
Board:	8 of 8
Independent Directors:	8 of 8	Ms. Dickson meets the Company’s minimum equity ownership requirements.
Committees:	7 of 7
Overall:	100%	* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

Other Public Boards: Star Royalties Ltd. (TSX Venture Exchange; OTCQX)

KATE HARCOURT - Director; Member of Sustainability Committee

Kate Harcourt is a sustainability professional with over 30 years of experience, principally in the mining industry. She has worked with a number of mining companies and as a consultant for International Finance Corp. She received a BSc Hons, Environmental Science, from Sheffield University and a MSc Environmental Technology, from Imperial College, London, and is a Chartered Environmentalist (CEnv) and a Member of the Institution of Environmental Scientists.

Residence:	Wales, UK	Principal Occupation: Independent Environmental and Social Advisor

Areas of Expertise:

Strategy and Leadership

Risk Management

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

Diverse Perspectives

Age:	62

Independent:	Yes	Equity Ownership:
Director since:	July 2, 2021		Number	Value *
2025 vote results:	99.50% in favour	Common Shares:	Nil	Nil
		DSUs (cash-settled):	88,706	$926,091
2025 Meeting Attendance:			88,706	$926,091
Board:	8 of 8
Independent Directors:	8 of 8	Ms. Harcourt meets the Company’s minimum equity ownership requirements.
Committees:	5 of 5
Overall:	100%	* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

Other Public Boards: Orezone Gold Corporation (TSX; ASX; OTCQX); Atalaya Mining plc (London Stock Exchange)

MANAGEMENT INFORMATION CIRCULAR	Page | 7

SALMA SEETAROO – Director; Member of CG&N and Sustainability Committees

Salma Seetaroo has spent over 16 years working in debt, equity and special situations investments in Africa as an investment banker and is the co-founder and chief executive officer of Cashew Coast, an integrated cashew business located in Côte d’Ivoire, with two processing factories employing over 1,000 people, primarily women, and a supply chain of 12,000 smallholder farmers. She is a member of the Global Advisory Board of the Cass Business School, City University London, UK where she earned her Executive MBA, and is a trained lawyer, previously an associate with the global law firm, Norton Rose Fulbright.

Residence:	London, England	Principal Occupation: Chief Executive Officer, Cashew Coast

Areas of Expertise:

Strategy and Leadership

Risk Management

Information Technology /

Cyber Security

Corporate Governance

Metals and Mining

Safety, Sustainability and ESG

Finance

Human Capital Management

Financial Literacy

International Business

French Language

Diverse Perspectives

Age:	48

Independent:	Yes	Equity Ownership:
Director since:	June 27, 2022		Number	Value *
2025 vote results:	99.33% in favour	Common Shares:	Nil	Nil
		DSUs (cash-settled):	74,834	$781,267
2025 Meeting Attendance:			74,834	$781,267
Board:	8 of 8
Independent Directors:	8 of 8	As of February 20, 2026, Ms. Seetaroo meets the Company’s minimum equity ownership requirements.
Committees:	6 of 7
Overall:	93%	* Based on $10.44 per share, being the closing price of the Common Shares on the NYSE as at May 7, 2026

Other Public Boards: Nil

Due to a review by the United States Securities and Exchange Commission (the “SEC”) of the Company’s use of inferred resources for the calculation of depletion expense in its audited financial statements contained in the Annual Report on Form 40-F for the year ended December 31, 2015, the Company was delayed in filing its annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015, and its annual information form for the year ended December 31, 2016 (collectively, the “Annual Financial Documents”). In connection with the delayed filing of the Annual Financial Documents, the Company applied for and received on April 3, 2017 a management cease trade order (“MCTO”) from the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities. The MCTO prohibited certain executive officers of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Financial Documents and became current on all filing obligations.

On May 1, 2017, the Company reported that the SEC had verbally communicated it would accept the Company’s use of inferred resources for the calculation of depletion expense, provided that the Company included additional disclosure regarding the calculations. Accordingly, the Company proceeded to finalize the Annual Financial Documents and filed them on May 15, 2017. The SEC formally concluded its review on May 17, 2017.

Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

On June 22, 2020, the Autorité des marches financiers and the Ontario Securities Commission each issued a cease-trade order against Algold Resources Inc. (“Algold”) for having failed to file its annual statements for the fiscal year ended December 31, 2019. The cease trade order came into effect automatically in every jurisdiction in Canada that the company was reporting pursuant to automatic reciprocity legislation. In addition, Algold filed under the Bankruptcy and Insolvency Act in February 2021. A proposal made in the context of a notice of intention was approved by the creditors and homologated by the court on March 26, 2021. Under such proposal, Algold became a wholly-owned subsidiary of Aya Gold & Silver Inc. and ceased to be a reporting issuer, effective as of June 11, 2021. Ms. Seetaroo was a director of Algold at the time the cease trade order was issued and at the time of the bankruptcy filing.

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Advance Notice Policy

Pursuant to the Advance Notice Policy of the Company which was ratified by the shareholders in 2018, any additional director nominations by a shareholder of the Company must be received by the Company by May 26, 2026 and must be in compliance with the Advance Notice Policy. The Company will provide details of any such additional director nominations through a public announcement.

A copy of the Advance Notice Policy is available for viewing on the Company’s website and on SEDAR+ at www .sedarplus.ca.

Majority Voting Policy

The Board has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under this policy, if a nominee receives a greater number of votes withheld from his or her election than votes for such election, the director shall immediately tender his or her resignation to the Chair of the Board. The Corporate Governance and Nominating Committee (the “CG&N Committee”) will consider the resignation and recommend to the Board whether or not to accept it. Any director who tenders his or her resignation may not participate in the deliberations of either the CG&N Committee or the Board. In its deliberations, the CG&N Committee will consider the following: the effect such resignation may have on the Company’s ability to comply with any applicable corporate or securities laws or any applicable governance rules and policies; whether such resignation would result in a violation of a contractual provision by the Company; the stated reasons, if any, why certain shareholders cast “withheld” votes for the director, the qualifications of the director, whether the director’s resignation from the Board would be in the best interests of the Company; whether the director is a key member of an established, active special committee which has a defined term or mandate (such as a strategic review) and accepting the resignation of such director would jeopardize the achievement of the special committee’s mandate; and any other exceptional factors that the CG&N Committee considers relevant.

The Board will review the recommendation of the CG&N Committee and determine whether to accept or reject the resignation. The resignation will become effective once accepted by the Board. Within 90 days after the applicable shareholder meeting, the Company will file its decision with the Toronto Stock Exchange (“TSX”) and issue a news release disclosing the Board’s decision (and, if applicable, the reasons for rejecting the resignation). If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may proceed to either fill the vacancy through the appointment of a new director, or not to fill the vacancy and instead decrease the size of the Board.

A copy of the Majority Voting Policy is available for viewing on the Company’s website.

Approval of the Unallocated Awards under the Company’s Share Unit Plan

At the Meeting, Shareholders will be asked to vote on an ordinary resolution to approve the unallocated awards under the Company’s amended and restated share unit plan dated April 20, 2020 (the “Share Unit Plan”), pursuant to which the maximum number of shares that may be reserved under the plan is 2.25% of the issued Common Shares from time to time.

The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of restricted share units (“RSUs”) or performance share units (“PSUs”) to an eligible officer or employee to provide appropriate equity-based compensation for the services that he or she renders to the Company.

The Share Unit Plan provides for awards of PSUs and RSUs. Please see Schedule “B” Statement of Executive Compensation pages B-17 to B-19 which set out the history and a summary (the “Summary”) of the Share Unit Plan. All defined terms not otherwise defined in this section shall have the meanings ascribed to them in the Summary. The Summary is qualified in its entirety by reference to the full text of the Share Unit Plan which is appended as Schedule “A” to this Circular.

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Unallocated Entitlements

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under an issuer’s security- based compensation arrangement that does not have a fixed maximum number of securities issuable (such as the Share Unit Plan) must be approved by a majority of the issuer’s directors and by the issuer’s shareholders every three years.

Pursuant to the Share Unit Plan, the aggregate number of Common Shares reserved for issuance upon the pay out of all Share Units granted thereunder may not exceed 2.25% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable pursuant to the Share Units granted under the Share Unit Plan, together with all of the Company’s other share compensation arrangements, in aggregate shall not exceed 10% of the Common Shares issued and outstanding at the time of the grant. The number of unallocated entitlements is calculated by subtracting (i) the number of Common Shares issuable pursuant to outstanding share units under the Share Unit Plan from (ii) the number calculated as 2.25% of the issued and outstanding Common Shares at the time.

As at the date of this Circular, the Company had 302,957,387 Common Shares issued and outstanding and 2,918,808 Common Shares issuable under outstanding share units (assuming a maximum of 200% settlement of such share units), representing 0.963% of the issued and outstanding Common Shares. Subject to approval by the Shareholders at the Meeting and the TSX of the unallocated entitlements under the Share Unit Plan, there is the potential for unallocated entitlements to a maximum of 3,897,733 Common Shares under the Share Unit Plan. The TSX has conditionally accepted the unallocated share unit entitlements under the Share Unit Plan.

If the shareholders approve the unallocated entitlements at the Meeting, the Company will next be required to seek similar approval from the shareholders no later than June 25, 2029. If the unallocated entitlements are not approved by the shareholders at the Meeting, or by the TSX, then after June 22, 2026, being the three-year expiry of the previous shareholder approval of such entitlements, the Company may not grant share-settled Share Units under the Share Unit Plan, but will be permitted to issue Common Shares in satisfaction of the vesting of the outstanding Share Units for which Common Shares have been allocated and reserved prior to June 22, 2026. Further, if the unallocated entitlements are not approved by the shareholders at the Meeting, then the Company will still be permitted to grant cash-settled Share Units and settle such Share Units in cash after June 22, 2026.

To be effective, the following resolution to approve the unallocated entitlements under the Share Unit Plan (the “Share Unit Plan Resolution”) must be authorized and approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

“RESOLVED as an ordinary resolution that:

1.	the unallocated restricted share units and performance share units under the Company’s share unit plan as amended and restated as of April 20, 2020 (the “Share Unit Plan”), as amended from time to time, be and are hereby approved and authorized, and the Company will have the ability to continue granting restricted share units and performance share units under the Share Unit Plan until June 25, 2029; and

2.	any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in the name of and on behalf of the Company whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

Recommendation: The Board has determined that the Share Unit Plan is in the best interests of the Shareholders and unanimously recommends that Shareholders VOTE FOR the Share Unit Plan Resolution.

Proxies: Unless otherwise instructed, Proxies in favour of the management designees will VOTE FOR the Share Unit Plan Resolution.

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Executive Compensation & Corporate Governance

See Schedule “B” to this Circular for information regarding the Company's compensation strategy, its executive compensation philosophy and the objectives of the Company’s compensation structures. For additional information on the Director Nominees and the Company’s corporate governance practices, see Schedule “C” to this Circular.

OTHER INFORMATION

Audit Committee Disclosure

Pursuant to the provisions of National Instrument 52-110 – Audit Committees, the Company’s Annual Information Form dated March 23, 2026 (the “AIF”) includes under the heading “Audit Committee” a description of the Company’s Audit Committee and related matters. A copy of the Audit Committee charter setting out the Committee’s mandate and responsibilities is attached as a schedule to the AIF. The AIF is available for viewing at www .sedarplus.ca.

Renewal of Normal Course Issuer Bid

In April 2026 the Board approved the renewal of the Company’s share repurchase program pursuant to a normal course issuer bid (the “NCIB”). On April 17, 2026, the Company announced the renewal of the NCIB to purchase up to five percent of its outstanding Common Shares as at April 10, 2026. An aggregate of up to 15,227,869 Common Shares, representing five percent of the Company’s outstanding 304,557,387 Common Shares as of April 10, 2026, have been authorized for repurchase commencing on May 4, 2026. Under the NCIB, repurchases can be made from time to time through the facilities of the New York Stock Exchange using a variety of methods, including open market purchases, as well as by any other means permitted by the SEC and subject to other applicable legal requirements.

Any common shares purchased under the NCIB will be cancelled. The NCIB starts on May 4, 2026 and will expire on the earlier of: May 3, 2027; the date Fortuna acquires the maximum number of Common Shares allowable under the NCIB; or the date on which Fortuna otherwise determines not to make any further repurchases under the NCIB.

Summary of Incentive Plans

The following table sets out information regarding compensation plans under which equity securities of the Company are authorized for issuance, as at December 31, 2025:

EQUITY COMPENSATION PLAN
	(a) No. of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (CAD$)	(c) No. of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in column (a))
Plan Category
Equity Compensation Plans Approved by Shareholders:
Options [1]	Nil	N/A	2,950,529
Share Units [2]	1,996,507	$5.27	4,887,592

Equity Compensation Plans Not Approved by Shareholders:
	N/A	N/A	N/A
Total:	1,996,507	N/A	7,838,121

Notes:

(1)	See Schedule “B”, Statement of Executive Compensation, pages B-15 to B-17 for a description of the Company’s stock option plan.
(2)	See Schedule “B”, Statement of Executive Compensation, pages B-17 to B-19 for a description of the Company’s share unit plan.

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Interest of Certain Persons in Matters To Be Acted Upon

Other than as disclosed elsewhere in this Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Other than as disclosed in this Circular, no informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328) and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this Management Proxy Circular and has verified the underlying data.

Additional Information

Additional information relating to the Company is available for viewing on the Company’s profile on SEDAR+ at www.sedarplus.ca. Financial information is provided in the Company’s financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2025, and its annual information form dated March 23, 2026. Copies of these documents may be obtained by contacting the Company, attention Corporate Secretary, at 1111 Melville Street, Suite 820, Vancouver, BC V6E 3V6 (Tel: 604-484-4085; Fax: 604-484-4029).

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer

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Cautionary Notes

Forward-Looking Statements

This Circular contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. The forward-looking statements in this Circular include, without limitation, statements pertaining to the Company’s expectations regarding increases in annual gold production at the Séguéla Mine ; the Company’s expectations regarding a potential construction decision for the Diamba Sud Project; the Company’s expectations regarding compensation plans and practices and governance issues; diversity targets; the Company’s sustainability plans, targets, strategies, and goals, such as the Company’s expectations regarding local community relations initiatives, economic contributions, and education initiatives; the timing of publication of the Company’s 2025 sustainability report; the Company’s climate change goals, including the Company’s greenhouse gas emissions target and the means of achieving the same, such as the commissioning of a solar power plant at the Séguéla Mine and the construction of a hydraulic backfill plant at the Caylloma Mine, and the Company’s long-term objectives in supporting its 2030 GHG emissions reduction target, as well as the global ambition of net-zero emissions by 2050; the Company’s commitments and targets surrounding its tailings storage facilities, including timelines for compliance with the Global Industry Standard on Tailings Management; the preparation of the Company’s artificial intelligence usage guidelines; the Company’s NCIB program; the Company’s plans for its mines and mineral properties; mineral resource and reserve estimates; life of mine estimates and potential extensions thereof; and the Company’s plans and expectations for its properties and operations. Often, but not always, these forward-looking statements can be identified by the use of words such as “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “goal”, “budget”, “aim”, “intent”, “estimate”, “may”, “should”, “could” and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such risks, uncertainties, and factors include, among others, risks associated with climate change; risks associated with mining regime changes in the Company’s operating jurisdictions, including those related to permitting and approvals, environmental and tailings management, labour, trade relations, and transportation; laws and regulations regarding climate change and the protection of the environment; the Company’s ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; environmental and regulatory risks associated with tailings storage facilities; as well as those factors discussed under “Description of the Business - Risk Factors” in the Company’s Annual Information Form, a copy of which can be found on the Company’s profile on the SEDAR+ website at www .sedarplus.ca. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward- looking statements, there may be other factors that cause actions, events, or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are based on the assumptions, beliefs, expectations, and opinions of management, including, but not limited to, continued availability of water and power resources at the Company’s operations; financial and physical impacts of climate change and climate change initiatives on markets and the Company’s operations; the availability and effectiveness technologies needed to achieve the Company’s sustainability goals and strategies; the accuracy of the Company’s current mineral resource and reserve estimates; expectations regarding carbon pricing; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; and that there will be no significant disruptions affecting operations. Forward-looking statements are made as of the date hereof and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law.

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There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.

Non-IFRS Financial Measures

This Circular contains certain non-International Financial Reporting Standards (“IFRS”) measures that are used by Fortuna to analyze and evaluate the performance of Fortuna's business and are widely reported in the mining industry as benchmarks for performance. These measures include “gold equivalent”, “attributable net income”, “adjusted net income”, “free cash flow", all-in sustaining costs (“AISC”), “earnings before interest, taxes, depreciation and amortization” (“EBITDA”), and Adjusted EBITDA. The Company believes that certain investors use these non-IFRS financial measures to evaluate the Company’s performance. However, the measures do not have a standardized meaning and may differ from measures used by other companies with similar descriptions. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For additional information regarding these non-IFRS measures, including reconciliations to the closest comparable IFRS measures, see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the year ended December 31, 2025, which is available under the Company’s SEDAR+ profile at www .sedarplus.ca and is incorporated by reference in this Circular.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

NCIB Program

The actual number of Common Shares that may be purchased by the Company under the NCIB program, and the timing of any such purchases, will be determined by the Company based on a number of factors, including the Company’s financial performance and flexibility in the context of its financial guardrails, the availability of discretionary cash flow, and capital funding requirements. The NCIB program does not obligate the Company to acquire any particular number of Common Shares, and the NCIB program may be suspended or discontinued at any time at the Company’s discretion.

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SCHEDULE “A”

Share Unit Plan

FORTUNA SILVER MINES INC.
(now called FORTUNA MINING CORP.)

AMENDED AND RESTATED SHARE UNIT PLAN

April 20, 2020

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Article 1
INTERPRETATION

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a further alignment of interests between officers and employees and the shareholders of the Corporation;

(b)	to associate a portion of officers’ and employees’ compensation with the returns achieved for shareholders of the Corporation over the medium term; and

(c)	to attract and retain officers and employees with the knowledge, experience and expertise required by the Corporation.

1.2	Definitions

Whenever used in this Plan, the following words and terms have the respective meanings set out below unless the context otherwise requires:

(a)	“Account” has the meaning ascribed thereto in Section 4.3;

(b)	“Affiliate” has the meaning ascribed to that term in the Securities Act (British Columbia);

(c)	“Applicable Law” means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder, and the rules of any stock exchange upon which the Shares are listed;

(d)	“Applicable Withholding Taxes” has the meaning ascribed thereto in Section 2.2(b);

(e)	“Beneficiary” means, subject to Applicable Law, an individual who has been designated by an Eligible Participant, in such form and manner as the Board may determine, to receive benefits payable under the Plan upon the death of the Eligible Participant, or, where no such designation is validly in effect at the time of death, or where the designated individual does not survive the Eligible Participant, the Eligible Participant’s legal representative;

(f)	“Board” means the board of directors of the Corporation or, if established and duly authorized to act with respect to this Plan, any committee of the board of directors of the Corporation;

(g)	“Cause” in respect of an Eligible Participant means:

(i)	the Eligible Participant committing theft, embezzlement, fraud, obtaining funds or property under false pretences or similar acts of gross misconduct with respect to the property of the Corporation or its employees or the Corporation’s customers or suppliers;

(ii)	the Eligible Participant entering into a guilty plea or being convicted of any crime involving fraud, misrepresentation, breach of trust or indictable offence or

(iii)	any other act that would constitute just cause according to Applicable Law;

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except that if, at the time of such Eligible Participant’s Termination Date, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “cause” or a similar term, the term “cause” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(h)	“Cease Trade Date” has the meaning ascribed thereto in Section 6.9(e);

(i)	“Change of Control” will mean the occurrence of any of the following events:

(i)	the direct or indirect acquisition or conversion of more than 50% of the issued and outstanding shares of the Corporation by a person or group of persons acting in concert, other than through an employee share purchase plan or employee share ownership plan and other than by persons who are or who are controlled by, the existing shareholders of the Corporation;

(ii)	a change in the composition of the Board which results in the majority of the directors of the Corporation not being individuals nominated by the Corporation’s then incumbent directors, or

(iii)	a merger or amalgamation of the voting shares of the Corporation where the voting shares of the resulting merged or amalgamated company are owned or controlled by shareholders of whom more than 50% are not the same as the shareholders of the Corporation immediately prior to the merger.

Notwithstanding the foregoing, if, at the time of a Change of Control, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “Change of Control” or a similar term, the term “Change of Control” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(j)	“Code” means the United States Internal Revenue Code, as amended from time to time;

(k)	“Corporation” means Fortuna Silver Mines Inc. and includes any successor corporation thereof, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board;

(l)	“Disability” means the Eligible Participant’s physical or mental incapacity that prevents such Eligible Participant from substantially fulfilling his or her duties and responsibilities on behalf of the Corporation or, if applicable, an Affiliate of the Corporation, and in respect of which the Eligible Participant commences receiving, or is eligible to receive, disability benefits under the Corporation’s or an Affiliate’s short-term or long-term disability plan; except that if, at any relevant time, the Eligible Participant is party to an employment, severance, retention or similar contract or agreement with the Corporation or an Affiliate of the Corporation that contains a definition of the term “disability” or a similar term, the term “disability” shall have the meaning, if any, assigned thereto (or to such similar term) in such contract or agreement;

(m)	“Effective Date” has the meaning ascribed thereto in Section 1.4;

(n)	“Eligible Participant” has the meaning ascribed thereto in Section 3.1(a);

(o)	“Expiry Date” means, with respect to a Grant of Share Units, the date specified in a Grant Agreement, if any, as the date on which the Share Unit will be terminated and cancelled or, if later

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or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two (2) calendar years, the first (1st) calendar year in which the services to which the grant of such Share Units relates) were rendered;

(p)	“Fair Market Value” means, with respect to any particular date, the average closing price for a Share on the Stock Exchange on the five (5) Trading Days immediately prior to that date or, in the event of a Cease Trade Date, such other value as may be determined pursuant to Section 6.9;

(q)	“Good Reason” means one or more of the following changes in the circumstances of the Eligible Participant’s employment without the Eligible Participant’s express written consent:

(i)	a reduction or diminution in the level of authority, responsibility, title or reporting relationship of the Executive;

(ii)	a reduction in the Eligible Participant’s base salary or percentage of target annual bonus; or

(iii)	a requirement by the Board that the Eligible Participant’s position and office be based and located in another geographic location.

(r)	“Grant” means a grant of Share Units made pursuant to Section 4.1;

(s)	“Grant Agreement” means an agreement between the Corporation and an Eligible Participant under which a Share Unit is granted, as contemplated by Section 4.2, together with such schedules, amendments, deletions or changes thereto as are permitted under the Plan;

(t)	“Grant Date” means the effective date of a Grant;

(u)	“Insider” has the meaning provided for purposes of the Stock Exchange relating to Security Based Compensation Arrangements;

(v)	“Payment Date” means, in respect of a Grant of Share Units, the Vesting Date or such other date as may be specified in the applicable Grant Agreement pursuant to Section 4.1(c);

(w)	“Payout” means a payout of Vested Share Units in cash, Shares or a combination of cash and Shares, as determined by the Board, in an amount equal to the Fair Market Value of the Vested Share Unit on the Payment Date;

(x)	“Performance Period” means, with respect to PSUs, the period specified by the Board for achievement of any applicable Performance Conditions as a condition to Vesting;

(y)	“Performance Conditions” means such financial, personal, operational or transaction-based performance criteria as may be determined by the Board in respect of a Grant to any Eligible Participant and set out in a Grant Agreement. Performance Conditions may apply to the Corporation, or a subsidiary or Affiliate of the Corporation, either individually, or in any combination, and may be measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years' results or to a designated comparator group, or otherwise;

(z)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, governmental regulatory

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authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

(aa)	“Plan” means this Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan including any Grant Agreement and all Schedules hereto, as amended from time to time in accordance with the terms;

(bb)	“PSU” means a right, granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, subject to the attainment of certain Performance Conditions and satisfaction of such other conditions to Vesting, if any, as may be determined by the Board;

(cc)	“RSU” means a right granted to an Eligible Participant in accordance with Section 4.1, to receive a Payout, that generally becomes Vested, if at all, following a period of continuous employment of the Eligible Participant with the Corporation or an Affiliate of the Corporation;

(dd)	“Retirement” means the Eligible Participant’s retirement from the Corporation or an Affiliate, as applicable, following a period of service of at least two years, provided that such retirement is accepted by the Corporation or Affiliate pursuant to a letter from the Corporation or Affiliate granting the Eligible Participant retirement status and confirming the Eligible Participant’s date of retirement;

(ee)	“Security Based Compensation Arrangement” has the meaning defined in the provisions of the TSX Company Manual relating to security based compensation arrangements;

(ff)	“Share” means a common share of the Corporation and such other share as may be substituted for it as a result of amendments to the articles of the Corporation, arrangement, reorganization or otherwise, including any rights that form a part of the common share or substituted share;

(gg)	“Share Unit” means either an RSU or a PSU, as the context requires;

(hh)	“Stock Exchange” means The Toronto Stock Exchange, or if the Shares are not listed on The Toronto Stock Exchange, such other stock exchange on which the Shares are listed, or if the Shares are not listed on any stock exchange, then on the over-the-counter market;

(ii)	“Termination Date” means, in respect of an Eligible Participant, the date that the Eligible Participant ceases to be actively employed by the Corporation or an Affiliate of the Corporation for any reason which, for purposes of the Plan, specifically does not mean the date on which any statutory or common law severance period or any period of reasonable notice that the Corporation or an Affiliate may be required at Applicable Law to provide to the Eligible Participant, would expire. The Board will have sole discretion to determine whether an Eligible Participant has ceased active employment and the effective date on which the Eligible Participant ceased active employment. An Eligible Participant will not be deemed to have ceased to be an employee of the Corporation or an Affiliate in the case of:

(i)	a transfer of his or her employment between the Corporation and an Affiliate of the Corporation or a transfer of employment between Affiliates, as applicable;

(ii)	sick leave; or

(iii)	any other leave of absence approved by the Corporation or an Affiliate of the Corporation, as applicable, in respect of which the Eligible Participant is guaranteed reemployment by

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contract or statute upon expiration of such leave, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

(jj)	“Time Vesting Criteria” shall mean such time-based criteria as may be determined by the Board in respect of any Eligible Participant or Eligible Participants as may be specified by the Board in its sole discretion;

(kk)	“Trading Day” means any date on which the Stock Exchange is open for the trading of Shares and on which Shares are actually traded;

(ll)	“U.S. Taxpayer” means an Eligible Participant for whom the Share Units or amounts payable or provided under this Plan are subject to United States federal income taxation under the Code. Special rules applicable to U.S. Taxpayers are contained in Schedule “C”, which is attached hereto and incorporated by reference;

(mm)	“Vested Share Units” means Share Units that have Vested in accordance with the terms of this Plan and/or the terms of any applicable Grant Agreement;

(nn)	“Vested” means the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for settlement (subject to any conditions on such settlement imposed in respect of US Taxpayers under Schedule “C” hereto) in relation to a whole number, or a percentage of the number, of PSUs or RSUs determined by the Board in connection with a Grant of PSUs or Grant of RSUs, as the case may be, (i) have been met; or (ii) have been waived or deemed to be met pursuant to Section 2.1 or 4.1(c), and “Vesting” and “Vest” shall be construed accordingly;

(oo)	“Vesting Date” means the date on which the applicable Time Vesting Criteria, Performance Conditions and/or any other conditions for a Share Unit becoming Vested are met, deemed to have been met, or waived, as contemplated in the definition of “Vested”; and

(pp)	“Vesting Period” means, with respect to a Grant, the period specified by the Board, commencing on the Grant Date and ending on the last Vesting Date for Share Units subject to such Grant which, unless otherwise determined by the Board, shall not be later than December 15 of the third year following the year in which the Eligible Participant performed the services to which the Grant relates.

1.3	Construction and Interpretation

(a)	In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require.

(b)	The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan. References to “Article”, “Section” or “Paragraph” mean an article, section or paragraph contained in the Plan unless expressly stated otherwise.

(c)	In this Plan, “including” and “includes” mean including or includes, as the case may be, without limitation. The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

(d)	Whenever the Board is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board.

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1.4	Effective Date

The Plan shall be effective as of April 20, 2020, (the “Effective Date”). All Share Units granted by the Corporation after the date of this Amended and Restated Share Unit Plan shall be granted upon and subject to the terms and conditions set forth in this Amended and Restated Share Unit Plan. All Share Units granted by the Corporation prior to the date of this Amended and Restated Share Unit Plan shall continue to be governed by the terms and conditions set forth in the version of the Corporation’s share unit plan in effect at the time of the grant of such Share Units. The Board shall review and confirm the terms of the Plan from time to time.

Article 2
ADMINISTRATION OF THE PLAN

2.1	Administration of the Plan

(a)	This Plan will be administered by the Board and the Board has the sole and complete authority, in its discretion, to:

(i)	interpret the Plan and prescribe, modify and rescind rules and regulations relating to the Plan;

(ii)	correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of the Plan;

(iii)	exercise rights reserved to the Corporation under the Plan;

(iv)	determine the terms and conditions of Grants granted to any Eligible Participant, including, without limitation, (A) the type of Share Unit, (B) the number of RSUs or PSUs subject to a Grant, (C) the Vesting Period(s) applicable to a Grant, (D) the conditions to the Vesting of any Share Units granted hereunder, including terms relating to Performance Conditions, Time Vesting Criteria and/or other Vesting conditions, the Performance Period for PSUs and the conditions, if any, upon which Vesting of any Share Unit will be waived or accelerated without any further action by the Board (including, without limitation, the effect of a Change of Control and an Eligible Participant's termination in connection therewith), (E) the circumstances upon which a Share Unit shall be forfeited, cancelled or expire, (F) the consequences of a termination with respect to a Share Unit, and (G) the manner and time of exercise or settlement of Vested Share Units;

(v)	determine whether and the extent to which any Performance Conditions or other criteria applicable to the Vesting of a Share Unit have been satisfied or shall be waived or modified;

(vi)	determine the form of Payout of the Vested Share Units;

(vii)	prescribe forms for notices to be prescribed by the Corporation under the Plan; and

(viii)	make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of the Plan.

The Board’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Eligible Participants and all other Persons.

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2.2	Taxes and Other Source Deductions

(a)	Except as provided in this Section 2.2, the Corporation and its Affiliates shall not be liable for any tax imposed on any Eligible Participant as a result of amounts paid or credited to such Eligible Participant under the Plan. Eligible Participants are advised to consult with their own tax adviser(s).

(b)	The Payout of a Share Unit granted under the Plan is subject to the condition that if at any time the Corporation determines, in its discretion, that the satisfaction of withholding tax or other source deductions is necessary or desirable in respect of such Payout, such Payout will not occur unless such withholding has been, or will be, effected to the satisfaction of the Corporation.

If the Corporation is required under the Income Tax Act (Canada) or any other Applicable Law to remit to any governmental authority an amount on account of tax or other amounts it may be required by law to withhold (the “Applicable Withholding Taxes”) in connection with any amount paid or credited hereunder to an Eligible Participant, then the Eligible Participant shall:

(i)	authorize the Corporation and any of its Affiliates, as applicable, to deduct from any amount paid or credited hereunder the Applicable Withholding Taxes, in such manner as it determines in its sole discretion;

(ii)	pay to the Corporation and any of its Affiliates, as applicable, sufficient cash as is determined by the Corporation or its Affiliate, as the case may be, to be the amount necessary to fund the Applicable Withholding Taxes; or

(iii)	make other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes.

The Corporation shall not be required to issue any Shares under the Plan unless the Eligible Participant has made suitable arrangements with the Corporation and any of its Affiliates, as applicable, to fund any withholding obligation.

Without limiting the generality of the foregoing, the Corporation and any of its Affiliates, as applicable, will have the right to deduct from payments of any kind otherwise due to the Eligible Participant any taxes of any kind required to be withheld by the Corporation or its Affiliate, as the case may be, as a result of the Eligible Participant’s participation under hereunder.

All expenses of administration of the Plan shall be borne by the Corporation as determined by the Board.

2.3	Eligible Participant Information

(a)	Each Eligible Participant shall provide the Corporation with all information (including personal information) the Board requires in order to administer the Plan (the “Eligible Participant Information”).

(b)	The Corporation may from time to time transfer or provide access to Eligible Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Corporation in connection with the operation and administration of the Plan. The Corporation may also transfer and provide access to Eligible Participant Information to its Affiliates for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Eligible

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Participant acknowledges that Eligible Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein.

(c)	The Corporation shall not disclose Eligible Participant Information except (i) as contemplated in Section 2.3(b) above, (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, Person or body having jurisdiction over the Corporation to compel production of the information.

Article 3
PLAN PARTICIPATION

3.1	Eligibility

(a)	Each employee or officer of the Corporation or an Affiliate of the Corporation who is designated by the Board, in its sole discretion, as eligible for participation in the Plan or whose contract of employment or service with the Corporation or an Affiliate specifies that he or she shall participate in the Plan and who is subsequently designated by the Board, in its sole discretion, as being eligible for participation in the Plan (an “Eligible Participant”) shall commence participation in the Plan upon such designation.

(b)	Notwithstanding any other provision of the Plan, if an Eligible Participant is resident or otherwise subject to taxation in a jurisdiction in which an award of Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Eligible Participant may elect not to participate in the Plan by providing a written notice to the Corporate Secretary of the Corporation.

3.2	Eligible Participant’s Agreement to be Bound

Participation in the Plan by any Eligible Participant shall be construed as acceptance by the Eligible Participant of the terms and conditions of the Plan and all rules and procedures adopted hereunder and as amended from time to time.

3.3	Restrictions on Issuance of Shares

(a)	The number of Shares hereby reserved for issuance to Eligible Participants under this Plan shall not exceed the number which represents 2.25% of the issued and outstanding Shares from time to time. Subject to Applicable Law, the requirements of the Stock Exchange and any shareholder or other approval which may be required, the Board may in its discretion amend the Plan to increase such limit without notice to any Eligible Participants.

(b)	The number of Shares hereby reserved for issuance under this Plan and any other Security Based Compensation Arrangement, in aggregate, shall not exceed 10% of the number of issued and outstanding Shares from time to time.

(c)	The number of Shares hereby reserved for issuance to Insiders, together with any Shares reserved for issuance to Insiders pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of issued and outstanding Shares. Within any one year period, the number of Shares issued to Insiders under this Plan, together with any Shares issued pursuant to any other Security Based Compensation Arrangement, shall not exceed 10% of the total number of outstanding Shares.

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(d)	The maximum number of Shares issuable to any one Eligible Participant, together with any Shares issuable pursuant to any other Security Based Compensation Arrangement, at any time, shall not exceed 2% of the total number of issued and outstanding Shares.

Article 4
GRANT OF SHARE UNITS AND TERMS

4.1	Grant of Share Units and Terms

(a)	The Corporation may grant Share Units to an Eligible Participant in such number and at such times as the Board may in its sole discretion determine, in respect of services rendered or to be rendered by the Eligible Participant in the year awarded.

(b)	Each Share Unit will give the Eligible Participant the right to receive a Payout with respect to each such Share Unit which has become a Vested Share Unit pursuant to the provisions of this Plan and in accordance with the terms of the Grant Agreement relating to such Share Unit.

(c)	Subject to the terms of the Plan, the Board may determine other terms or conditions of any Share Units, and shall specify the material terms thereof in the applicable Grant Agreement. Without limiting the generality of the foregoing, such additional terms and conditions may include terms or conditions relating to:

(i)	the type of Share Units;

(ii)	the number of RSUs or PSUs subject to such grant;

(iii)	any terms and conditions the Board may in its discretion determine with respect to Vesting or the acceleration of Vesting;

(iv)	the form of Payout; and

(v)	the Payment Date;

which shall be set out in the Grant Agreement. The conditions may relate to all or a portion of the Share Units in a Grant and may be graduated such that different percentages of the Share Units in a Grant will become Vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of a Share Unit, waive any such term or condition or determine that it has been satisfied subject to Applicable Law.

(d)	No certificates shall be issued with respect to Share Units.

4.2	Grant Agreement

(a)	Each Grant of a Share Unit will be set forth in a Grant Agreement containing terms and conditions required under the Plan and such other terms and conditions not inconsistent herewith as the Board may, in its sole discretion, deem appropriate.

4.3	Records and Accounts

(a)	The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

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(b)	The Corporation shall maintain or shall cause an Affiliate of the Corporation to maintain, as applicable, in its books an account for each Eligible Participant (an “Account”) recording at all times the number of Share Units standing to the credit of such Eligible Participant. Share Units that fail to Vest in an Eligible Participant pursuant to Article 6, or that are paid out to the Eligible Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Eligible Participant’s Account as of the date on which such Share Units are forfeited or cancelled under the Plan or are paid out, as the case may be. For greater certainty, where an Eligible Participant is granted both RSUs and PSUs, such RSUs and PSUs shall be recorded separately in the Eligible Participant’s Account.

(c)	A written statement confirming the balance in each Eligible Participant’s Account shall be provided by the Corporation to the Eligible Participant at least annually. Statements shall contain such information as the Board may determine from time to time. Such statement shall be deemed to have been accepted by the Eligible Participant as correct unless written notice to the contrary is given to the Corporate Secretary of Corporation within thirty (30) days after such statement is provided to the Eligible Participant. For greater certainty, in the event of any discrepancy between the records of the Corporation and any statement provided to an Eligible Participant pursuant to this Section 4.3(c), the records of the Corporation shall govern and the rights and obligations of the Corporation and the Eligible Participant shall be determined on the basis of such records.

Article 5
CERTAIN ADJUSTMENTS

5.1	Reorganizations and Reclassifications

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Corporation or other distribution of the Corporation’s assets to shareholders (other than the payment of dividends in respect of the Shares), the Account of each Eligible Participant and the Share Units outstanding under the Plan shall be adjusted in such manner, if any, as the Corporation may in its discretion deem appropriate to preserve, proportionally, the interests of Eligible Participants under the Plan.

Article 6
SETTLEMENT OF SHARE UNITS

6.1	Settlement of Vested Share Units

Each Eligible Participant who continues in employment with the Corporation or an Affiliate on a Vesting Date shall receive a Payout in respect of each Vested Share Unit credited to his or her Account. Such Payout shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.2	Payout of Shares

(a)	If the Board determines that any portion of Vested Share Units are to be paid out in Shares, the Eligible Participant will be entitled to receive and the Corporation will issue from treasury a number of Shares equal to the number of Vested Share Units to be paid out in Shares.

(b)	Shares issued by the Corporation under this Plan shall be considered fully paid in consideration of past services that are no less in value than the fair equivalent of the money the Corporation would have received if the Shares had been issued for money.

(c)	No fractional Shares may be issued under the Plan.

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6.3	Termination Due to Voluntary Resignation

(a)	Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated due to the voluntary resignation of the Eligible Participant, then all Share Units granted to the Eligible Participant which have not Vested on or before the Termination Date, shall be forfeited and cancelled effective as of the Termination Date and the Eligible Participant shall have no entitlement to receive payment in respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as at his or her Termination Date remain payable in accordance with the terms of this Section 6.3 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit credited to his or her Account, as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

6.4	Termination by the Corporation without Cause, by the Eligible Participant for Good Reason, or Due to Disability or Retirement

(a)	Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Company without Cause, by the Eligible Participant for Good Reason, or due to Disability or Retirement, then:

(i)	the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)	a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.4(a)(ii) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed between the Grant Date of such Restricted Share Units and his or her Termination Date, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.4(a)(ii). Such Payout(s) shall be made to the Eligible Participant as soon as practicable following the Payment Date and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Eligible Participant is not entitled to a Payout pursuant to this Section 6.4(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as of his or her Termination Date (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.4(a)(ii)) will remain payable in accordance with the terms of this Section 6.4 and the Eligible Participant shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Payment Date and in any event prior to the Expiry Date.

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6.5	Termination With Cause

Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate is terminated for Cause by the Corporation or an Affiliate of the Corporation, as applicable, the Eligible Participant’s Share Units, whether Vested or unvested, shall be forfeited and cancelled as of the Termination Date and the Eligible Participant shall have no entitlement to receive any payment respect of such forfeited Share Units, or any other amount in respect of such forfeited Share Units, by way of damages, payment in lieu or otherwise.

6.6	Termination by the Company, or by the Eligible Participant for Good Reason, Subsequent to a Change of Control

Unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated by the Corporation within 12 months after a Change of Control occurs, or the Eligible Participant terminates his or her employment with the Corporation for Good Reason within 12 months after a Change of Control occurs, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

6.7	Termination Due to Death

(a)	Unless otherwise determined by the Board in its sole discretion, in the event that an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant, then:

(i)	the Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of that portion of PSUs that have Vested as of the Termination Date. All unvested PSUs held by the Eligible Participant as of the Termination Date shall be forfeited and cancelled as of the Termination Date and the Beneficiary of the Eligible Participant shall have no entitlement in connection with such PSUs, and

(ii)	a portion of the unvested Restricted Share Units held by the Eligible Participant shall immediately Vest. The number of unvested Restricted Share Units held by the Eligible Participant that shall Vest pursuant to this Section 6.7(a) shall be calculated by multiplying the number of unvested Restricted Share Units held by the Eligible Participant by a fraction, the numerator of which equals the number of days the Eligible Participant was actively employed by the Corporation between the Grant Date of such Restricted Share Units and his or her date of death, and the denominator of which equals the total number of days between the Grant Date of such Restricted Share Units and their original Vesting Date. The Beneficiary of the Eligible Participant shall be entitled to a Payout in respect of the Restricted Share Units held by the Eligible Participant that Vest pursuant to this Section 6.7(a)(ii). Such Payout shall be made to the Beneficiary as soon as practicable following completion of the aforementioned calculation and in any event prior to the Expiry Date. All unvested Restricted Share Units held by the Eligible Participant as of the Termination Date for which the Beneficiary is not entitled to a Payout pursuant to this Section 6.7(a)(ii) shall be forfeited and cancelled as of the Termination Date and the Beneficiary and Eligible Participant shall have no entitlement in connection with such Restricted Share Units.

(b)	Any Vested Share Units credited to the Eligible Participant’s Account as of his or her date of death (which for greater certainty does not include any Restricted Share Units that become Vested Share Units pursuant to Section 6.7(a)) will remain payable in accordance with the terms of this

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Section 6.7 and the Eligible Participant’s Beneficiary shall receive a Payout in respect of each such Vested Share Unit as soon as practicable following the Eligible Participant’s date of death and in any event prior to the Expiry Date.

6.8	Termination Due to Death on the Job

Notwithstanding Section 6.7, unless otherwise determined by the Board in its sole discretion, if an Eligible Participant’s employment or service as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, is terminated due to the death of the Eligible Participant which occurred while the Eligible Participant was performing his or her regular duties as an officer and/or employee of the Corporation or an Affiliate of the Corporation, as applicable, then all outstanding Share Units which have not Vested shall immediately Vest and become Vested Share Units and shall be paid out immediately in accordance with the terms of this Plan.

6.9	General Conditions of Payout

(a)	Notwithstanding any provision in the Plan to the contrary and for greater certainty, no Payout in respect of any Share Units credited to an Eligible Participant’s Account shall occur following the Expiry Date of such Share Units.

(b)	Upon a Payout pursuant to this Article 6, the entitlement of an Eligible Participant to receive any and all amounts in respect of the Vested Share Units to which such Payout relates shall be fully discharged and satisfied and all such Vested Share Units shall thereupon be cancelled.

(c)	No interest shall accrue to, or be credited to, the Eligible Participant or his or her Beneficiary on any amount payable under the Plan.

(d)	Notwithstanding any other provision of the Plan, no new awards of Share Units will be made to an Eligible Participant while such Eligible Participant is absent from the workplace as a result of a Disability or following the Eligible Participant’s Termination Date.

(e)	In the event that the Payout of an Eligible Participant’s Vested Share Units occurs after the date on which the Shares ceased to be traded on the Stock Exchange, provided such cessation in trading is not reasonably expected to be temporary (the “Cease Trade Date”), the value of Payout of such Share Units of the Eligible Participant pursuant to this Article 6 shall be determined in accordance with the following:

(i)	where the Eligible Participant’s Termination Date is before or not more than three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be equal to the Fair Market Value on the last Trading Day before the Cease Trade Date;

(ii)	where the Eligible Participant’s Termination Date is after the date that is three hundred and sixty-five (365) days after the last Trading Day before the Cease Trade Date, the value of each Vested Share Unit credited to the Eligible Participant’s Account at his or her Termination Date shall be based on the fair market value of a common share of the Corporation at his or her Termination Date as determined on a reasonable and equitable basis by the Board after receiving the advice of one or more independent firms of investment bankers of national repute.

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6.10	Forfeited Share Units

(a)	No cash, Shares or other compensation shall at any time be paid in respect of any Share Units which have been forfeited or terminated under this Plan or on account of damages relating to any Share Units which have been forfeited or terminated under this Plan.

(b)	Notwithstanding any other provision of the Plan, Share Units granted hereunder shall terminate, if not redeemed or previously terminated and forfeited in accordance with the Plan, and be of no further force and effect after the Expiry Date.

Article 7
GENERAL

7.1	Amendment, Suspension or Termination of Plan

The Plan may be amended, suspended or terminated at any time by the Board in whole or in part. No amendment of the Plan shall, without the consent of the Eligible Participants affected by the amendment, or unless required by Applicable Law, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment. Upon termination of the Plan, all unvested Share Units shall remain outstanding and in effect and continue to Vest and be settled in accordance with the terms of the Plan existing at the time of its termination and the applicable Grant Agreement. The Plan will terminate on the date upon which no further Share Units remain outstanding.

Shareholder approval shall be obtained in accordance with the requirements of the Stock Exchange for any amendment that results in:

(a)	an increase in the maximum number of Shares issuable under Section 3.3 of this Plan;

(b)	an amendment to the individuals designated as Eligible Participants under this Plan;

(c)	an extension of the Expiry Date for Share Units granted under this Plan;

(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or

(e)	an amendment to the amendment provisions contained in this Section 7.1.

7.2	Compliance with Laws

The administration of the Plan shall be subject to and made in conformity with Applicable Law.

7.3	Reorganization of the Corporation

The existence of any Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

7.4	Assignment

(a)	Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization,

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combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.

(b)	In no event may the rights or interests of an Eligible Participant under the Plan be assigned, encumbered, pledged, transferred or alienated in any way, except to the extent that certain rights may pass to a Beneficiary upon death of an Eligible Participant pursuant to the terms of the Plan.

7.5	Units Non-Transferable

Share Units are non-transferable. Certificates representing Share Units will not be issued by the Corporation.

7.6	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Participant shall designate in writing a person who is a dependant or relation of the Eligible Participant as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Participant. The Eligible Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of Schedule “B”. The initial designation of each Eligible Participant shall be executed and filed with the Corporate Secretary of the Corporation: (a) in the case of an existing employee, within sixty (60) days following the Effective Date of the Plan; or (b) in the case of a new employee, within sixty (60) days after the employee’s date of hire. Changes to such designation may be filed from time to time thereafter, subject to Applicable Law.

7.7	Participation is Voluntary; No Additional Rights

(a)	The participation of any Eligible Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Participant any rights or privileges other than those rights and privileges expressly provided in the Plan.

(b)	Without limiting the generality of Section 7.7(a), neither participation in the Plan nor any action taken under the Plan shall give or be deemed to give any Eligible Participant a right to continued employment or engagement with the Corporation or an Affiliate, and such participation shall not interfere with the right of the Corporation or an Affiliate, as applicable, to terminate the Eligible Participant’s employment at any time.

(c)	Without limiting the generality of Section 7.7(a), nothing in this Plan or the Eligible Participant’s opportunity to participate in this Plan shall be construed to provide the Eligible Participant with any rights whatsoever to participate or to continue participation in this Plan, or to compensation or damages in lieu of participation or the right to participate in this Plan upon the termination of the Eligible Participant’s employment with the Corporation or an Affiliate of the Corporation, as applicable, for any reason (including, without limitation, any breach of contract by the Corporation or an Affiliate of the Corporation, as applicable) or in consequence of any other circumstances whatsoever.

7.8	No Shareholder Rights

Under no circumstances shall Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Eligible Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Eligible Participant be considered the owner of Shares by virtue of the award of Share Units.

MANAGEMENT INFORMATION CIRCULAR	Share Unit Plan	Page | A-16

7.9	Unfunded and Unsecured Plan

Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan. To the extent any Eligible Participant or his or her Beneficiary holds any rights by virtue of a grant of Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation.

7.10	Market Fluctuations

(a)	No amount will be paid to, or in respect of, an Eligible Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, an Eligible Participant for such purpose.

(b)	The Corporation makes no representations or warranties to Eligible Participants with respect to the Plan or the Share Units whatsoever. In seeking the benefits of participation in the Plan, an Eligible Participant agrees to exclusively accept all risks associated with a decline in the Fair Market Value of Shares and all other risks associated with the holding of Share Units.

7.11	Currency

All payments and benefits under the Plan shall be determined in the lawful currency of Canada and paid in the local currency of the Eligible Participant’s country of residence using the currency exchange rate available to the Corporation at the time of payment.

7.12	Governing Law

The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard to principles of conflict of laws.

7.13	Severability

The invalidity or unenforceability of any provision of this Plan shall not affect the validity or enforceability of any other provision and any invalid or unenforceable provision shall be severed from the Plan.

MANAGEMENT INFORMATION CIRCULAR	Share Unit Plan	Page | A-17

schedule “a”

Fortuna Silver Mines Inc.
Amended and Restated Share Unit Plan (the “Plan”)

Grant Agreement

Fortuna Silver Mines Inc. (the “Corporation”) hereby grants the following award to the Eligible Participant named below in accordance with and subject to the terms, conditions and restrictions of this Grant Agreement (“Grant Agreement”), together with the provisions of the Plan:

Name of Eligible Participant:

Address of Eligible Participant:

Type of Share Units (RSUs or PSUs):

Number of Share Units:

Grant Date:

Time Vesting Criteria (for RSUs):

Performance Conditions (for PSUs):

Form of Payout:

Expiry Date:

The terms and conditions of the Plan are hereby incorporated by reference as terms and conditions of this Grant Agreement and all capitalized terms used herein, unless expressly defined in a different manner, have the meanings ascribed thereto in the Plan.

Participation in the Plan is voluntary and is not a condition of employment. No Eligible Participant shall have any claim or right to be granted Share Units pursuant to the Plan.

Neither the Corporation nor any Affiliate of the Corporation (which for the purposes of this Grant Agreement includes their respective directors, officers and employees) shall have any liability for: (i) the income or other tax consequences to Eligible Participants arising from participation in the Plan; (ii) any change in the value of the Shares of the Corporation; or (iii) any delays or errors in the administration of the Plan, except where such person has acted with willful misconduct. Eligible Participants should consult their own tax and business advisors as neither the Corporation nor any of its Affiliates is providing any such advice to any Eligible Participant.

As a condition to the Payout of Share Units, an Eligible Participant: (a) authorizes the Corporation and any of its Affiliates, as applicable, to withhold, in accordance with applicable law, any Applicable Withholding Taxes as a result of the Eligible Participant’s participation hereunder from payments of any kind otherwise due to the Eligible Participant; (b) agrees, if requested by the Corporation and any of its Affiliates, as applicable, to remit to the Corporation or its Affiliate, as the case may be, at the time of the Payout of the Share Unit amounts necessary to pay any Applicable Withholding Taxes; and/or (c) comply with other arrangements acceptable to the Corporation and any of its Affiliates, as applicable, to fund the Applicable Withholding Taxes. The Eligible Participant hereby acknowledges and confirms that the Corporation and any of its Affiliates, as applicable, make no representation or warranty regarding the tax consequences to the Eligible Participant in connection with the Plan or hereunder.

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Please acknowledge receipt of this Grant Agreement and your agreement to be bound by its terms (and the terms and conditions set out in the Plan) by signing the acknowledgement below.

Thank you for your contribution to Fortuna Silver Mines Inc.

FORTUNA SILVER MINES INC.

By:
Name:
Title:

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acknowledgement

The undersigned Eligible Participant acknowledges that:

1.	I ________am / ________am not [check appropriate box] a U.S. Taxpayer.

2.	I have received and reviewed a copy of the Plan and agree to be bound by it and the terms of this Grant Agreement. In the event of any conflict between the terms of the Plan and this Grant Agreement, the terms of the Plan will govern and prevail.

3.	Upon receipt of this Grant Agreement by the Corporation, Share Units will be allocated to my account in the Plan as of [Date].

4.	I have not been induced to enter into this Grant Agreement by expectation of employment or continued employment with the Corporation or an Affiliate.

5.	I will be liable for income tax and other applicable taxes or social security contributions when payment is made to me under the Plan in respect of Share Units credited to my Account, in accordance with the terms of the Plan. If I am a U.S. Taxpayer, I understand that I may be liable for certain employment taxes upon vesting of the Share Units, which may be withheld from any payments otherwise then payable to me. I should confirm the tax treatment with my own tax advisor.

6.	The value of a Share Unit is based on the trading price of a Share and is thus not guaranteed. The eventual cash value of a Share Unit on the applicable payment date may be higher or lower than the value of the Share Unit at the time it was allocated to my account in the Plan.

7.	If my employment with the Corporation or an Affiliate, as applicable, is terminated for Cause, I will forfeit all Share Units, whether vested or unvested, in my Account at the time, as set out in more detail in the Plan.

8.	If I resign my employment with the Corporation, or an Affiliate, as applicable, I will forfeit any Share Units in my Account at that time which have not yet vested, as set out in more detail in the Plan.

9.	Any Payout owing to me pursuant to the Plan, less Applicable Withholding Taxes (unless other arrangements suitable to the Corporation or an Affiliate to fund the Applicable Withholding Taxes have been made) if the Payout is in cash, will be forwarded to me at the address above, in the case of cash, in the form of an electronic transfer from the Corporation and in the case of Shares, in the form of share certificates or other document evidencing the issuance of Shares delivered by registered mail.

10.	I shall have no entitlement to receive payment in respect of any Share Units that are forfeited pursuant to the terms of the Plan whether by way of damages or otherwise.

11.	No funds will be set aside to guarantee a cash payment of the Share Units and that future cash payments of Share Units will remain an unfunded and unsecured liability recorded on the books of the Corporation.

12.	I am required to provide the Corporation with all information (including personal information) the Board requires to administer the Plan and I hereby consent to the collection of all such information by the Corporation. I understand that the Corporation may from time to time transfer or provide access to such information to third party service providers for purposes of the administration of the Plan and that such service providers will be provided with such information for the sole purpose of providing such services to the Corporation. I acknowledge that withdrawal of the consent at any time may result in a delay in the

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administration of the Plan or in the inability of the Corporation to deliver a Payout corresponding to the number of my Share Units to me under the Plan.

Date:
Signature of Eligible Participant

Name of Eligible Participant [Please Print]

MANAGEMENT INFORMATION CIRCULAR	Share Unit Plan	Page | A-21

SCHEDULE “B”

Fortuna Silver Mines Inc.
Amended and Restated Share Unit Plan

Beneficiary Designation

To:	Corporate Secretary

I,                                                                       , being a participant in the Fortuna Silver Mines Inc. Amended and Restated Share Unit Plan (the “Plan”) hereby designate the following individual as my Beneficiary for purposes of the Plan:

Name of Beneficiary:
Address of Beneficiary:

This designation revokes any previous Beneficiary designation made by me under the Plan. Under the terms of the Plan, and subject to Applicable Law, I reserve the right to revoke this designation and to designate another individual as my Beneficiary.

Date:
Name:	(please print)
Signature:

Choosing your Beneficiary is an important decision and this is an important document. We recommend that you consider your options carefully and that you seek appropriate advice before completing it if you require clarification.

All capitalized terms used in this Beneficiary Designation shall have the same meaning as in the Plan unless otherwise defined herein.

MANAGEMENT INFORMATION CIRCULAR	Share Unit Plan	Page | A-22

SCHEDULE “C”

Fortuna Silver Mines Inc.
Amended and Restated Share Unit Plan

Plan Provisions Applicable to U.S. Taxpayers

This Schedule “C” is an integral part of the Plan. The provisions of this Schedule “C” apply to U.S. Taxpayers notwithstanding anything to the contrary in the Plan or in any Grant Agreement. Except as specifically defined in this Schedule “C,” all capitalized terms used in this Schedule “C” have the meaning attributed to them in the Plan.

1.	Notwithstanding Section 1.2(v) of the Plan, with respect to a U.S. Taxpayer, the term “Payment Date” means the Vesting Date.

2.	For purposes of establishing a Vesting Date under Section 1.2(oo) for a U.S. Taxpayer, the Vesting Date shall be the first date as of which the U.S. Taxpayer’s rights to the Share Units are no longer subject to a “substantial risk of forfeiture,” as defined for purposes of Section 409A of the Code. Accordingly, if a U.S. Taxpayer’s rights to the Share Units become vested and non-forfeitable as a result of the application of Section 6.3, 6.5, 6.6 or 6.7 or otherwise, prior to the designated “Vesting Date” as set forth in Section 1.2(oo) or any Grant Agreement, such earlier date shall be treated as the “Vesting Date” for purposes of the Plan.

3.	In addition to the Corporation’s rights to withhold under Section 2.2(b) from amounts paid under the Plan, to the extent any Applicable Withholding Taxes are due prior to the date of payment of the Share Units, the Corporation and its Affiliates, as applicable, shall be authorized to deduct the Applicable Withholding Taxes from other salary or wages then due to the U.S. Taxpayer.

4.	Notwithstanding the provisions of Section 6.5 of the Plan, to the extent a U.S. Taxpayer can accelerate the vesting of his Share Units upon Retirement, the U.S. Taxpayer shall be treated as having a “Vesting Date” at the earliest date upon which the U.S. Taxpayer could retire and become vested (regardless of whether the U.S. Taxpayer actually retired on such date). For purposes of this Schedule “C,” the earliest date upon which a U.S. Taxpayer could retire would be after completing _____________ years of continuous service with the Corporation and/or its Affiliates. Additionally, a U.S. Taxpayer shall be considered to have a Vesting Date on the date of termination due to Disability.

5.	Notwithstanding Article 6 of the Plan, in the case of an Eligible Participant who is a U.S. Taxpayer, any Payout in respect of any Vested Share Units to such U.S. Taxpayer pursuant to Sections 6.1, 6.3, 6.4, 6.6, 6.7 or 6.8 of the Plan shall be made to such U.S. Taxpayer within ten (10) days following the Payment Date for such Vested Share Units.

6.	Notwithstanding any other provision of this Schedule “C” or of the Plan to the contrary, under no circumstances may the time or schedule of any payment described in this Schedule “C” be subject to a further deferral except as otherwise permitted by Section 409A of the Code and the regulations and other guidance issued thereunder. The Eligible Participant does not have any right to make any election regarding the time or form of any payment due under this Schedule “C.”

7.	Notwithstanding the discretion of the Board in Section 7.9 of the Plan to cause the Plan to be funded, any obligation with respect to a U.S. Taxpayer shall at all times be unfunded and the U.S. Taxpayer’s rights under this Plan shall be no greater than the rights of an unsecured creditor of the Corporation.

8.	It is the Corporation’s intent that this Plan be exempt from the provisions of Section 409A of the Code under the short-term deferral exception described in Section 1.409A-1(b)(4) of the Treasury Regulations given that all payments under the Plan will be made no later than the 15th day of the third month following the end of the first calendar year (or, if later, the end of the Corporation’s first fiscal year) in which the U.S.

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Taxpayer’s rights to the Share Units are no longer subject to a substantial risk of forfeiture. The Corporation has made good faith efforts to draft the Plan accordingly. In the event of any ambiguity in the language or any agreement entered into under the Plan (including any Grant Agreement) or in the operation of the Plan, the Plan and any agreement (including any Grant Agreement) shall be construed, interpreted and operated in a manner that will result in exemption from or compliance with the requirements of Section 409A. Notwithstanding the foregoing, no such construction, interpretation or operation of the Plan shall be such that the Plan would constitute a “salary deferral arrangement” as defined in Section 248(1) of the Income Tax Act (Canada) or any successor to such provision.

9.	Without limiting the generality of Paragraph 8 of this Schedule “C,” if any provision of the Plan contravenes any regulations or other guidance provided under Section 409A of the Code or would cause the Share Units to be subject to the interest and penalties under Section 409A of the Code, the Corporation may modify such provision of the Plan, to the extent that it applies to U.S. Taxpayers, without the consent of any Eligible Participant, to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Notwithstanding the foregoing, the neither the Corporation nor any of its affiliates, nor any of their shareholders, officers, employees, directors, agents or representatives shall be liable to any Eligible Participant or other person for any adverse tax consequences resulting from the application of Section 409A of the Code.

10.	All provisions of the Plan shall continue to apply to a U.S. Taxpayer to the extent that they have not been specifically modified by this Schedule “C.”

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Schedule "B"

Statement of Executive Compensation

Introduction	B-1
Overview	B-2
2025 Business Performance	B-2
Pay for Performance Alignment	B-4
Executive Compensation Philosophy	B-4
Compensation Governance	B-4
Objectives of Compensation	B-4
Share Ownership Policy	B-5
Role of the Compensation Committee	B-5
Role of the Chief Executive Officer	B-6
Role of Independent Third Party Compensation Advisors	B-7
Elements of Executive Compensation	B-7
Peer Comparator Companies - Benchmarking	B-8
Risk Assessment	B-8
Vesting Philosophy	B-9
Incentive Compensation Recovery Policy	B-10
Anti-Hedging Policy	B-10
NEO Compensation	B-10
Base Salary	B-10
Annual Performance-Based Cash Incentives	B-11
Medium- and Long-Term Incentives	B-15
Performance Graphs and Table	B-22
NEO Profiles	B-25
Summary Compensation Table	B-27
Incentive Plan Awards to NEOs	B-28
Management Contracts / Termination and Change of Control Benefits	B-29
Director Compensation	B-31
Deferred Share Unit Plan	B-31
Retainer Fees	B-31
Director Compensation Table	B-32
Option-Based and Share-Based Awards to the Directors	B-33

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation

Introduction

At Fortuna, we believe executive compensation is key to helping us achieve our strategic goals and retain our success-proven team, and we design and oversee our compensation strategy with these goals in mind. Our compensation structures are built on the following pillars:

1.	Pay for Performance. Our executives’ pay is highly geared to their achievement of pre-defined performance metrics, using individual short-term performance scorecards and long-term performance share units. In 2025, 82% of our CEO’s (as defined below) compensation was performance-based or at-risk pay.

2.	Attraction and Retention of Quality People. Our strength is our people. We operate in a highly competitive global environment and structure our compensation to balance prudent fiscal management and attractive, long-term incentives to bring and retain the best people to work for you, our shareholders.

3.	Shareholder Alignment. A fundamental tenet of our executive compensation is to establish the right mix of fixed short-term, and at-risk long-term compensation in order to encourage management to focus on long-term shareholder value. We structure our compensation to promote and provide the incentive for growth and long-term management of our business through all aspects of the commodity price cycle.

4.	Executive Compensation tied to Sustainability Metrics. Sustainability priorities are part of our strategic plan and we try to capture this in our performance evaluation and executive management compensation structures. In 2025, sustainability metrics accounted for 30% of our short-term incentive plan metrics.

What We Do

✓ We pay for performance	✓ We have an anti-hedging policy
✓ We report details of our Pay for Performance metrics (see pages B-11 to B-15)	✓ We have a trading blackout and insider-trading policy
✓ We require minimum share ownership levels for executives and directors	✓ We promote retention with equity awards that vest over three years
✓ We have a double trigger for cash severance upon a change of control	✓ We engage independent compensation consultants
✓ Our compensation plans mitigate undue risk taking	✓ We promote retention and performance with equity awards that are based on performance
✓ We have an incentive compensation recovery policy	✓ We work to provide comprehensive compensation disclosure to strengthen shareholder communication and engagement

What We Don’t Do

☒ We do not reprice underwater stock options	☒ We do not guarantee incentive compensation
☒ We do not grant stock options to non-executive directors	☒ We do not provide tax gross-ups for perquisites

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation	Page | B-1

Overview

Set out below is a brief summary of our Company’s performance in 2025, our alignment when it comes to pay for performance, and our executive compensation philosophy. All values in this Statement of Executive Compensation are in US$ unless otherwise noted.

2025 Business Performance

2025 was a transitional year for Fortuna as the Company streamlined its portfolio by divesting of non-core assets, and positioned the Company for its next phase of growth at the Diamba Sud Project and the Séguéla Mine.

Divestment of Non-Core Assets

In May 2025, Fortuna completed the divestment of the Yaramoko Mine in Burkina Faso which had a limited remaining life of Mineral Reserves, together with its other subsidiaries that held exploration permits in the country, thus ceasing to have any operations in Burkina Faso. In addition, during April, Fortuna completed the sale of its San Jose Mine in Oaxaca, Mexico which had been placed on care and maintenance since late 2024 as it had exhausted its Mineral Reserves.

Exploration Success

2025 was a record year for the Company in terms of the number of meters drilled in Brownfields and Greenfields exploration programs and the amount expended, with 196,280 meters drilled and $49.9 million spent. In 2025, the Company was successful in its Brownfields and Greenfields exploration activities, as highlighted below:

•	Consolidated Proven and Probable Mineral Reserves increased by 12 percent in 2025 compared to 2024, after taking into account mining related depletion.

•	Consolidated Measured and Indicated Mineral Resources, excluding Mineral Reserves, increased by 56 percent in 2025 compared to 2024.

•	Proven and Probable Mineral Reserves for the Séguéla Mine increased by 52 percent in 2025 compared to 2024 which extended the mine life from 5.5 years at the end of 2024 to over nine years at the end of 2025 (based on processing 1.75 million tonnes per year (“Mtpa”)).

•	Reported the first-time estimation of underground Mineral Reserves at the Sunbird deposit at Séguéla.

•	Commenced a processing plant expansion study to evaluate the potential to increase throughput at the Séguéla Mine beyond its current capacity of 1.75Mtpa, to a range of 2.0 to 2.5 Mtpa, with the potential to support annual gold production in excess of 200,000 ounces. The study is expected to be completed in the second quarter of 2026.

•	Measured and Indicated Mineral Resources at the Diamba Sud Project increased by 165 percent in 2025 compared to 2024.

•	In October 2025, the Company reported the results of a Preliminary Economic Assessment (“PEA”) prepared for the Diamba Sud Project, and subsequently on November 26, 2025, filed a technical report. The PEA supports robust project economics for the development of an open-pit mine and conventional carbon-in-leach (CIL) processing plant.

The Diamba Sud Project Mineral Resource estimate was updated in January 2026 and is the basis for the estimation of Mineral Reserves to be used in the feasibility study being prepared for the Diamba Sud Project and will support the evaluation of a potential construction decision targeted for mid-2026.

During 2025, the Company also entered into strategic and exploration alliances with companies with exploration properties and/or experience including in Côte d’Ivoire and Guinea.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation	Page | B-2

Consolidated Operational Highlights (including the Yaramoko Mine)

Fortuna achieved its annual production guidance for 2025, by delivering 317,001 gold equivalent1 ounces, consisting of:

•	Gold production of 277,709 ounces
•	Silver production of 966,108 ounces
•	Lead production of 34,696,351 pounds
•	Zinc production of 50,761,436 pounds

The significant rise in gold prices through 2025 resulted in changes to the gold-to-base-metal ratios used in the gold equivalent1 calculation, which particularly affected the calculation for gold equivalent1 ounces produced at the Caylloma Mine.

Consolidated Financial Highlights (comparative 2024 information excludes results from the San Jose and Yaramoko Mines)

•	Sales were $947.1 million, an increase of 40% from the $677.2 million reported in the year ended December 31, 2024
•	Mine operating income was $466.9 million, an increase of 100% from the $233.4 million reported in 2024
•	Operating income was $408.4 million, an increase of $252.3 million from the $156.1 million in operating income reported in 2024
•	Attributable net income[2] from continuing operations was $269.7 million or $0.88 per share, an increase from attributable net income[2] of $84.5 million or $0.27 per share reported in 2024
•	Adjusted net income[2] was $222.2 million compared to $83.3 million in 2024, representing a 167% increase
•	Adjusted EBITDA[2] was $514.0 million compared to $331.1 million reported in 2024, representing a 55% increase
•	Free cash flow[2] from ongoing operations was $330.0 million compared to $102.6 million reported in 2024, representing a 222% increase
•	Net cash provided by operating activities from continuing operations was $455.4 million, an increase of 93% from the $235.7 million reported in 2024

Return to Shareholders

•	In 2025, the Company returned $16.2 million to shareholders through its share buyback program with an additional $42.0 million as of May 4, 2026.

Health and Safety

The Company is committed to ensuring the highest possible standards of health and safety management and to provide safe and healthy working conditions in all areas of our operations. Continued emphasis is placed on critical risk management and the Zero Harm programs to foster safer workplaces and to reinforce a culture of accountability, although challenges remain. While the Company’s injury frequency rates remained below target in 2025, this is overshadowed by a fatality at the Séguéla Mine involving a subcontractor in February 2025.

Beyond the tragedy at the Séguéla Mine, 2025 also demonstrated tangible progress in safety. All the Company’s mines operated without a Lost Time Injury, and our Total Recordable Injury Frequency Rate fell to 0.74, representing our strongest safety record to date and which reflects a substantial improvement since 2021, when it had a TRIFR of over 3. These results reflect strengthened critical risk management (“CRM”) practices, leadership engagement and oversight, disciplined operational practices, and the growing maturity of our safety systems.

1Gold equivalent includes gold, silver, lead, and zinc and is calculated using the following metal prices for 2025: $3,453 /oz Au, $40.24/oz Ag, $1,962/t Pb and $2,864/t Zn or the following ratios: Au:Ag = 1:85.8, Au:Pb = 1:1.76, Au:Zn = 1:1.21. See “Non-IFRS Financial Measures” on page 14 of this Circular.

2 Attributable net income, adjusted net income, EBITDA, adjusted EBITDA, and free cash flow (FCF) are non-IFRS measures. See “Non-IFRS Financial Measures” on page 14 of this Circular.

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation	Page | B-3

Pay for Performance Alignment

A significant portion of executive pay is provided in the form of equity compensation. This pay-for-performance alignment with shareholder interests is strengthened by the Company’s performance share unit plan (the “Share Unit Plan”). The Company’s Compensation Committee notes that total compensation for the NEOs (as defined below), as disclosed in the Summary Compensation Table on page B-27, includes the grant date value of option and share based compensation. As such, the total compensation disclosure does not reflect the fluctuations in value realizable by executives, which ultimately aligns our executive compensation with shareholder experience. For example, the grant date value of share units awarded to the President and CEO, Jorge Ganoza Durant, in 2025 was $1,970,521; however, due to the vesting restrictions imposed, the value of these awards at December 31, 2025 was $Nil as no portion of the awards had vested by that date. The Compensation Committee believes that deferment of some components of compensation through the application of time-vesting and performance vesting schedules supports retention of executives and long-term alignment with shareholder value.

Executive Compensation Philosophy

Fortuna’s success is built on our people. In addition to investing in high quality tangible assets, Fortuna also invests in market leading human and intellectual capital. Our compensation philosophy is designed to attract and retain highly qualified and motivated executives who are dedicated to the long-term success of the Company and to the creation and protection of shareholder value. Our goal is to focus and motivate employees to achieve higher levels of performance and to appropriately reward those employees for their results. We believe that shareholders should also be rewarded by the efforts of our team, as evidenced by Fortuna’s strong balance sheet and growth in gold production over the past five years.

We believe our pay-for-performance compensation structure aligns our executives with the long-term interests of shareholders. Based on results achieved by both the individual and the Company, our executive compensation structure is strongly performance-based. Our program illustrates our strong focus on pay-for-performance, with a significant proportion of executive compensation at risk, in the form of performance-based short-term cash incentives, as well as long-term share price contingent RSUs and PSUs.

Fortuna’s executive compensation program and practices are described in detail below. The Compensation Committee believes that Fortuna’s compensation governance provides transparent and effective support for the attainment of Fortuna’s key business objectives, alignment with its shareholders’ interests and the creation of long-term value for all stakeholders.

Compensation Governance

Objectives of Compensation

Fortuna operates a complex business in a highly competitive market for experienced executives. We compete with both public and private, and often larger, mining companies for experienced management capable of delivering superior value. Fortuna’s people make the difference in distinguishing its performance relative to its peers. The Company’s compensation program is, therefore, designed to be competitive with its peers to ensure that it can attract, motivate and retain the highly-qualified individuals with the skills and experience necessary to execute the Company’s growth-oriented strategic plan and create sustainable value for Fortuna’s shareholders.

The primary objectives of Fortuna’s executive compensation program are to attract, motivate and retain top-quality, experienced executives who will deliver long-term superior value. Noting that ours is a commodity-based business, Fortuna’s share price is heavily influenced by the price of gold and silver. Fortuna, therefore, balances its compensation program with rewards for the attainment of operational measures and risk management that are within executives’ ability to influence. Essential to our core business objectives are the following elements:

•	To recruit and retain high calibre, appropriately qualified executive officers by offering overall base salary compensation competitive with that offered for comparable positions among a peer group of similarly situated mineral resource companies, while strongly aligning total compensation with performance. For example,

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executive compensation is structured so that the “at risk” component represents a significant portion of each executive’s total compensation. Our goal is to offer superior opportunities to achieve personal and career goals in a growth-focused team with corresponding pay for performance.

•	To motivate executives to achieve important corporate and individual performance objectives that may be influenced by the executive and reward them when such objectives are met or exceeded.

•	To align the interests of executive officers with shareholders’ interests by providing incentives that balance short- and long-term business goals, reflect value created for shareholders, and support the retention of key executives. This element is delivered primarily through a cash-based short-term incentive plan and a long-term incentive plan consisting of share units granted to vest with performance and over time. While the bonus plan rewards executives on attainment of annual objectives/milestones, typically our executives see the majority of their compensation in the form of long-term equity tied to long-term value creation. Previous equity grants are taken into account when the granting of new share units or other equity awards is contemplated.

•	To ensure that total compensation paid takes into account the Company’s overall financial position.

Share Ownership Policy

The Company’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officers, Senior Vice-Presidents and directors are required to achieve and maintain minimum shareholding thresholds. The CEO is required to have acquired Common Shares and/or share-settled share units of the Company having a value equal to three times the gross amount of his annual base salary; the CFO is required to have acquired Common Shares and/or share-settled share units having a value equal to two times the gross amount of his annual base salary, and each of the Chief Operating Officers and Senior Vice-Presidents must have acquired Common Shares and/or share-settled share units having a value equal to the gross amount of his annual base salary. Non-executive directors are required to hold Common Shares and/or DSUs (as defined below) of the Company having a value equal to three times the gross amount of their annual director retainer.

As at December 31, 2025, all NEOs and six of our seven non-executive directors have met their minimum shareholding targets. See page C-19 of the “Corporate Governance” schedule of this Circular for details.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing matters pertaining to the Company’s compensation philosophy, programs and policies, including director and executive compensation and grants, and making recommendations to the Board for approval. In particular, the Compensation Committee’s duties include making recommendations to the Board regarding: the goals and objectives of the CEO and CFO and evaluating the CEO’s and CFO’s performance in light thereof; CEO, CFO and director compensation; bonus plans for executives; equity-based plans; and approving the Company’s annual Statement of Executive Compensation.

The Compensation Committee meets at least twice annually and is comprised of three directors, all of whom (including the chair) are independent within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. David Farrell is independent, was appointed chair on March 12, 2015 and has served on the Compensation Committee since May 9, 2014. David Laing is independent and has served on the Compensation Committee since December 21, 2016, and Alfredo Sillau is also independent and has served on the Compensation Committee since May 1, 2018. The provisions of the Charter of the Compensation Committee relating to composition include a provision that no member of the Compensation Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

The complete terms of the Compensation Committee Charter are available on Fortuna’s website on the “Library – Board and Committee Governance” page.

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The Compensation Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. Messrs. Farrell and Laing have in the past served, or currently serve, on compensation committees of other public resource or mining companies. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation.

In support of the fulfilment of their role, the Compensation Committee may, from time to time, engage and receive input from external independent advisors skilled in executive compensation matters, with knowledge of the mining industry. In 2022 and 2024, the Compensation Committee engaged Global Governance Advisors (“GGA”), an independent executive compensation and governance advisory firm with significant experience advising mining company boards. For certain compensation matters pertaining to executive officers other than the CEO and CFO, the Compensation Committee fulfils its responsibility in consultation with the CEO. The Compensation Committee reviews recommendations made by the CEO and has discretion to modify any of the recommendations before making its independent recommendations to the Board.

When considering the appropriate compensation to be paid to executive officers, the Compensation Committee considers a number of factors including:

•	Recruiting and retaining executives critical to the success of Fortuna and the enhancement of shareholder value;

•	Providing fair and competitive compensation that provides pay for performance;

•	Aligning the interests of management and shareholders by including measures of shareholder value among key performance metrics for executive compensation awards and compensation elements that emphasize contingent at-risk and equity-linked compensation;

•	Rewarding performance that supports long-term sustainable value, both on an individual basis and at an overall company level; and

•	Available financial resources and the economic outlook affecting Fortuna’s business.

In early 2025, management of the Company researched the competitiveness of the compensation levels of Fortuna’s senior executives, including a review of GGA’s 2024 mining industry compensation data. Based on the recommendation of management and the review completed by the Compensation Committee, the Compensation Committee deemed it not necessary to engage GGA to provide advice related to the 2025 compensation of the Company’s senior executives. The base salaries of the NEOs either remained the same as 2024 or were slightly increased to align with our peers and the broader marketplace. See “NEO Compensation – Base Salary” below for more details.

Also based on the recommendation of the Compensation Committee, the annual cash retainers for non-Chair members of the Company’s Board committees were increased by 2.4% for 2025. See “Director Compensation – Retainer Fees” below for more detail.

Role of the Chief Executive Officer

The CEO plays a role in executive compensation decisions by making recommendations to:

•	the Board regarding the Company’s annual objectives that provide the structure for the assessment of compensable corporate performance and alignment of individual annual objectives of other executive officers and employees; and

•	the Compensation Committee regarding CEO and CFO base salary adjustments, target annual performance-based cash incentives awards and actual pay-outs, and long-term incentive awards in the form of grants under the Share Unit Plan.

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Role of Independent Third Party Compensation Advisors

The Compensation Committee periodically engages GGA to prepare reports of the competitiveness of the compensation levels for the senior executives and non-executive directors against Company’s primary peer group and supplemental benchmarks from GGA’s database.

The Compensation Committee engaged GGA to review compensation levels for 2024, and GGA was also engaged to review the Company’s compensation disclosure in its 2024 and 2025 management proxy circulars.

For the financial years ended December 31, 2024 and 2025, the Company paid to independent compensation advisors the following amounts:

	Advisor	2024 (CAD$)	2025 (CAD$)
Executive and Director Compensation-Related Fees	GGA	$69,304	$6,078
All Other Fees	N/A	Nil	Nil
Total		$69,304	$6,078

Elements of Executive Compensation

As discussed above, Fortuna’s compensation program has been comprised of three main elements: base salary, annual performance-based cash incentive award, and grant of equity-based long-term incentive compensation in the form of performance share units (“PSUs”), restricted share units (“RSUs”) and/or stock options.

In 2023 and 2024, the Company granted cash-settled RSUs and share-settled PSUs to its senior executives in order to align executive compensation with shareholder interests. This practice was continued in 2025. The PSUs granted in March 2025 make up 50% (based on the grant date fair value) of long-term incentive compensation for the executives, the vesting of which is subject to the satisfaction of corporate performance objectives. The specific design, rationale, determination of amounts, and related information regarding each of these components are outlined below.

Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Base Salary	Base salaries are the only fixed pay element and are set based on the position and the individual executive’s growth-to-competence in the role. They are also used as the base to determine the value of other elements of compensation (i.e. multiple of base salary).	Competitive base salaries enable the Company to attract and retain highly qualified executives and provide essential stability in times of market volatility.	Fixed

Annual Performance-Based Cash Incentives	Annual performance-based cash incentives are a variable element of compensation designed to reward executive officers for achievement of annual milestones consistent with the long-term strategic plan and are split between corporate and individual performance metrics. Target percentages are fixed each year by the Board.	Short-term milestone goals typically represent a balanced portfolio of metrics with a one-year horizon. They are structured to balance elements that are within the control of management (for example: production, safety and development milestones) with external factors (financial metrics which fluctuate with metal prices, and total shareholder return (“TSR”) which is influenced by short-term market sentiment).	At-Risk

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Element of Compensation	Description	Relationship to Corporate Objectives	Element “At- Risk” or “Fixed”
Long-Term Equity Incentives

RSUs, PSUs and stock options are a variable element of compensation intended to reward executives for success in achieving sustained shareholder value reflected in share price. As these grants vest over time, they are also important for executive retention.

		Long-term incentives encourage executives to focus on consistent value creation over the longer term (3 years in the case of RSUs and PSUs and up to 5 years for stock options). Equity grants strongly align the interests of executives with long-term interests of shareholders since the received value is dependent on absolute future share performance.	At-Risk

Peer Comparator Companies - Benchmarking

Fundamental to Fortuna’s compensation philosophy is to provide competitive compensation in support of the attraction and retention of high calibre executives. Accordingly, the Compensation Committee relies on input from independent compensation advisors from time to time and other outside information, including the insight of Board members.

Our goal is to design and implement compensation packages that are fair and reasonable, based in large part on benchmarking against similar companies, but offering incentive for above-average performance. The ultimate test of this process is our ability to attract and retain high-performance executives over the long term.

In determining an appropriate group of comparator mining companies for consideration in determining the Company’s compensation level, the Compensation Committee considers the following criteria in creating our peer group:

•	companies of similar scope to Fortuna’s metrics, primarily from a market capitalization perspective, but also considering other factors such as production levels, and geographical location;
•	companies with a similar gold and silver production profile;
•	companies who are operational and produce revenue;
•	companies with a similar business strategy and scope of operations to Fortuna; and
•	publicly traded companies on major Canadian and American exchanges.

Based on these factors, it was determined that the following companies were suitable peer comparators for consideration in determining senior executive compensation for 2024 and 2025:

Alamos Gold Inc.	Eldorado Gold Corporation	Lundin Gold Inc.
Aris Mining Corporation	Equinox Gold Corp.	OceanaGold Corp.
B2 Gold Corp.	First Majestic Silver Corp.	Pan American Silver Corp.
Centerra Gold Inc.	Hudbay Minerals Inc.	Perseus Mining Limited
DPM Metals Inc. (formerly called Dundee Precious Metals Inc.)	IAMGOLD Inc.	SSR Mining Inc.

Our compensation decisions are guided by experience and professional judgment, with due consideration of our benchmark data, but including assessment of a complex range of factors including the experience, tenure, and unique leadership characteristics of our executives. Our benchmarking process is a guideline to making the right decision in specific cases, not a pre-determination of compensation decisions.

Risk Assessment

The Compensation Committee considers the risk implications associated with Fortuna’s compensation policies and practices on an on-going basis and as part of its annual compensation review. There are no identified risks arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company. The executive compensation program seeks to encourage actions and behaviours directed towards increasing long-term value while modifying and limiting incentives that promote inappropriate risk-taking.

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The Compensation Committee’s risk assessment and management is based on the underlying philosophy that guides the Compensation Committee in the design of the key elements of compensation as follows:

•	provide total compensation that is competitive to attract, retain and motivate high calibre executives in a mining employment marketplace with a shortage of world-class executive talent;

•	balance the mix or relative value of the key elements of compensation (salary, annual performance-based cash incentives, long-term incentives), providing sufficient stable income at a competitive level so as to discourage inappropriate risk taking while also providing an important portion of total compensation that is variable and “at-risk” for executives;

•	strengthen and maintain the link between pay and performance, both Company and individual performance, and ensure the objectives against which performance is measured can be fairly assessed and do not encourage inappropriate risk taking; and

•	defer a significant portion of “at-risk” compensation to keep executives focused on continuous long-term, sustainable performance.

Some specific controls that are in place to mitigate certain risks are as follows:

•	Business Continuity and Executive Retention Risk. Total compensation is reviewed annually to ensure it remains competitive year over year and that we have sufficient ‘holds’ on our key talent through potential forfeiture of unvested incentives, for example.

•	Environmental and Safety Risk. Environmental and safety performance are important factors used to assess the on-going performance of the Company and have an important (and direct) impact on executive pay, in that improvements in safety and environmental metrics are rewarded and negative environmental and safety events will negatively affect contingent compensation.

•	Cash Flow Risk. Salary levels are fixed in advance, while annual performance-based cash incentive awards are limited, in that they are linked to performance and are a percentage of salary.

•	Share Dilution Risk (from issuances of long-term incentives in the form of stock options and certain RSUs and PSUs which may be share-settled). Fortuna’s stock option plan (“Stock Option Plan”) has been limited to 12,200,000 Common Shares under option for many years, and no stock options have been granted since 2018. In addition, deferred share units (“DSUs”) are paid in cash based on the Common Share price at the time of payout, rather than by issuing shares. Further, certain RSUs have been paid in cash based on the Common Share price at the time of payout, rather than by issuing shares, noting that all RSUs granted since 2021 are to be paid out in cash.

In 2020, we also reduced the maximum share reservation limit from 5% to 2.25% under our Share Unit Plan. See “Share Unit Plan” on page B-17.

•	Inappropriate Risk Taking. Align executive interests with interests of shareholders by encouraging equity exposure through long-term incentives such as RSUs and PSUs, and mitigating incentives to undermine value through an anti-hedging policy.

Vesting Philosophy

The Compensation Committee believes that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards have the following vesting schedules:

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Stock Options:	50% vest after one year; 50% vest after two years.
RSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years.
PSUs:	20% vest after one year; 30% vest after two years; 50% vest after three years – each vesting subject to fulfillment of performance goals by each vesting date.

Incentive Compensation Recovery Policy

On the recommendation of the Compensation Committee, in 2016 the Board adopted an Incentive Compensation Clawback Policy in order to provide a measure of accountability and to ensure that incentive compensation paid by the Company to its officers, directors and employees is based on accurate financial and operational data. Up to the entire amount of annual incentives, performance based compensation and short- and long-term incentives awarded, paid or payable to officers, directors and employees of the Company could be forfeited or subject to repayment in the event of a restatement of the Company’s financial statements due to inaccurate data.

In November 2023, on the recommendation of the Compensation Committee and approval by the Board, this policy was retitled “Incentive Compensation Recovery Policy” and updated to include new requirements of the New York Stock Exchange (the “NYSE”), as well as the compensation recovery provisions of the Sarbanes-Oxley Act (which differ from the NYSE requirements). Retained from our previous policy is the requirement that the policy applies not only to executive officers (the minimum required by the NYSE), but also to any employee whose fraud, theft, embezzlement, serious misconduct or negligence caused or contributed to the restatement of the Company’s financial statements.

Anti-Hedging Policy

Pursuant to the Company’s Anti-Hedging Policy adopted in early 2015, no director or officer of Fortuna is permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of any Company securities granted as compensation or held, directly or indirectly, by such director or officer.

NEO Compensation

During the fiscal year ended December 31, 2025, the Company’s most recent fiscal year end, five individuals were “named executive officers” of the Company within the meaning of the definition set out in National Instrument Form 51-102F6 - “Statement of Executive Compensation”. The following information provides disclosure of the compensation paid or payable by the Company to its CEO, CFO and its three most highly compensated executive officers (other than the CEO and CFO):

•	Jorge Ganoza Durant, President (since January 23, 2006) and CEO (since August 13, 2008),
•	Luis Ganoza Durant, CFO (since June 5, 2006),
•	David Whittle, Chief Operating Officer, West Africa (since October 1, 2022),
•	Cesar Velasco, Chief Operating Officer, Latin America (since September 1, 2021), and
•	Eric Chapman, Senior Vice-President, Technical Services (since October 1, 2021),

(herein collectively referred to as “NEOs”).

Base Salary

In establishing levels of cash and equity-based compensation, the Company considers the executive’s performance, level of expertise, responsibilities, and comparable levels of remuneration paid to executives of other companies of similar size, development and complexity within the mining industry. Fortuna believes that it is not always appropriate, however, to place full reliance on external salary surveys because of the years of service and experience of the Company’s executive team and the specific circumstances of the Company. The base salaries for the CEO and the CFO are reviewed by the Compensation Committee and any increase is recommended to the Board at the beginning of a fiscal year. Base salaries for the other NEOs are assessed and set by the CEO.

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The Compensation Committee continues to monitor competitive conditions including executive retention risks, and reviews information provided by management and/or GGA as applicable. Based on the recommendation of management and the Compensation Committee as applicable, the 2025 base salaries of NEOs were set at the same as, or slightly greater than, in 2024, namely:

NEO	Percentage Change in Base Salary
CEO	2%
CFO	0%
COO, West Africa	3%
COO, Latin America	0%
Senior VP, Technical Services	0%

Similarly, the base salaries of the NEOs for 2024 remained unchanged or were slightly increased over 2023.

Annual Performance-Based Cash Incentives

Based on the recommendations of the Compensation Committee, the Board will approve the bonus target and form of scorecard for each of the CEO and CFO. The CEO will approve the bonus target and form of scorecard for each Chief Operating Officer and Senior Vice-President and will evaluate the performance of those individuals. Notwithstanding the foregoing, the Board has the discretion to adjust the amounts of annual performance-based cash incentives based on a recommendation by the Compensation Committee.

In early 2025, the Board, on the recommendation of the Compensation Committee, approved an annual cash bonus plan for the executive officers as was similarly approved in 2024 and 2023. These annual performance-based cash incentives include the following variables:

•	Target Levels: A percentage of base salary which takes into account the executive’s level of expertise and responsibilities, as well as comparable levels of remuneration of peer comparator companies.

•	Scorecard Result. A measure of performance based on the achievement of personal and corporate objectives during the fiscal year. Both personal and corporate objectives are defined for each executive of the Company.

Target Levels

Taking into consideration information provided by GGA, the Compensation Committee did not recommend any changes in the bonus target levels for the Company’s 2025 NEOs annual performance-based cash incentive. Accordingly, the bonus target details for 2025 remain as they were in 2024, as follows:

	Target Annual	Percentage of NEO’s Total Objectives for 2025
NEO	Performance-Based Cash Incentive (% of Base Salary)	Consolidated Corporate Objectives	Regional Corporate Objectives	Personal Objectives
CEO	100%	100%	0%	0%
CFO	80%	75%	0%	25%
COO, West Africa	80%	0%	80%	20%
COO, Latin America	80%	0%	80%	20%
Senior VP, Technical Services	70%	60%	0%	40%

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2025 Scorecards – Achievement Factors and Results

Other than in respect of the CEO, each NEO’s annual performance-based cash incentive includes personal objectives and the Company’s consolidated or regional corporate objectives. The consolidated corporate objectives and results of 2025 for the NEOs are set out in the table below.

2025 Consolidated Corporate Objectives and Results

Category and Weight	Sub Category and Sub Weight	KPI	Minimum (Incentive at 50%)	Target (Incentive at 100%)	Maximum (Incentive at 150%)	Note	2025 Results	Incentive Score
Financial 10%	Financial 10%	Free Cash Flow (FCF) [1]	FCF = $ 155M	$172M - $191M	FCF ≥ $ 210M	Target range based on consolidated free cash flow from Latam and West Africa, including Corporate G&A and adjusted for portfolio effect of 50% . Minimum and Maximum calculated +-10% deviation from guidance high/low value.	FCF: $ 330M	200%
Operational 40%	Production 20%	Au Eq [1] production	Au eq. production = 294k oz	309k - 339k oz	Au eq. production ≥ 356k oz	Target range based on guidance range. Minimum and Maximum calculated +-5% deviation from guidance high/low value.	Au eq. Production: 317k oz	100%
	Costs [2] 20%	Consolidated AISC [1]	AISC = $1,780 /oz Au Eq.	$1,765 - $1,670 /oz Au Eq.	AISC ≤ $1,640 /oz Au Eq.	Target range based on guidance range. Minimum and Maximum calculated using half variation from guidance high/low to midpoint value.	Consolidated AISC: $ 1,870 /oz Au Eq.	100%
Growth & Strategy 20%	Development Project 10%	Diamba Sud project development	Updated PEA completed but project does not support development decision	Updated PEA completed, supporting advancing to Feasibility Study	Commence early works / FEED	The incentive for results between ranges will be on a discretionary basis	The PEA has been completed, supporting advancement to Feasibility Study, and early construction works have commenced	200%
	Operations Excellence 10%	Advance cost & optimization initiatives project	Achieve 2025 optimization targets at 80%	Achieve 2025 optimization targets	Exceed 2025 optimization targets by 10% or more	Key initiative as per the Mid-term strategic plan review in 2024	2025 cost optimization targets achieved	100%

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Sustainability 30%	Safety [3] 15%	Safety Leading Performance Index 5%	Safety Performance Index = 80%	90% ≤ Safety Performance Index ≤ 110%	Safety Performance Index ≥ 150%	Safety Leading Performance Index KPIs includes: 1. Corrective actions implemented on time (%) 2. Active leadership activities executed as planned (%) 3. CRM Critical controls compliance (%) 4. CRM training compliance (%)	Safety Leading Performance Index: 136%	165%
		TRIFR 10%	TRIFR = 1.89	1.33 ≤ TRIFR ≤ 1.63	TRIFR ≤ 0.74	TRIFR target for 2025 is at 1.48 (or 18 TRIs). Minimum is (1.28 x #TRI target or 23 TRIs )/(Work Hours). Maximum is (0.5 x #TRI target or 9 TRIs)/(Work Hours)	TRIFR: 0.74	0%
	Environment [4] 5%	Environment Leading Performance Index	Environment Performance Index = 80%	90% ≤ Environment Performance Index ≤ 110%	Environment Performance Index ≥ 150%	The Environment Leading Performance Index includes: 1. Corporate Water Management Standard Compliance (%) 2. Corrective actions implemented on time (%)	Environment Leading Performance Index: 112%	104%
	Social [5] 5%	Communities Relations Leading Performance Index	Community Relations Performance Index = 80%	90% ≤ Community relations Performance Index ≤ 110%	Community relations Performance Index ≥ 150%	The Community relations Leading Performance Index includes: 1. External Stakeholder Engagement Management Standard Compliance (%) 2. Local Employment Management Standard Compliance (%) 3. Corrective actions implemented on time (%)	Communities Relations Leading Performance Index: 142%	181%
	GISTM 5%	Implementation of Global Industry Standard on Tailings Management (“GISTM") action plan	Below expectations	Meets expectations	Exceeds expectations	Board of Directors discretion based on 2025 performance	Meets expectations	100%
100%	100%					CPI Result 2025:	118%

Notes:

1.	Free cash flow (FCF), Au Eq, and AISC are non-IFRS measures. See “Non-IFRS Financial Measures” on page 14 of this Circular.
2.	Cost: Au Eq ratios fixed as follows: Au:Ag = 83.80, Au:Pb = 1.19, Au:Zn = 0.93. FCF: Below minimum the incentive will be calculated pro rata
3.	If fatality occurs at any Company location, Safety metrics default to 0 for the TRIFR KPI only.
4.	If a significant spill occurs at any Company location, Environment metric defaults to 0.
Significant spills: Any type of spill that has a level of consequence equal or above Moderate according to the Corporate Risk Matrix concerning the Environmental and/or Reputational aspects.

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5.	If a significant dispute occurs at any Company location, Social metric defaults to 0.
Significant disputes: Any type of dispute that has a level of consequence equal or above Important according to the Corporate Risk Matrix concerning the Community and/or Reputational aspects.

The personal objectives and performance results for each of the NEOs for 2025 are as follows:

NEO	Objectives	Weighting	2025 Achievement	2025 Rating
CEO	Consolidated Corporate Performance	100%	118%	118.0%
CFO	Consolidated Corporate Performance Personal Performance	75% 25% 100%	118% 109% OVERALL ACHIEVEMENT RATING:	88.5% 27.3% 115.8%
COO West Africa	West Africa Regional Performance Personal Performance	80% 20% 100%	146% 90% OVERALL ACHIEVEMENT RATING:	116.8% 18.0% 134.8%
COO Latin America	Latam Regional Performance Personal Performance	80% 20% 100%	128% 70% OVERALL ACHIEVEMENT RATING:	102.4% 14.0% 116.4%
SVP Technical Services	Consolidated Corporate Performance Personal Performance	60% 40% 100%	118% 135% OVERALL ACHIEVEMENT RATING:	70.8% 54.0% 124.8%

Annual and Special Performance-Based Cash Incentives Awarded for Fiscal 2025 Performance

The 2025 consolidated corporate objectives and results on which the annual performance-based cash incentives were awarded for fiscal 2025 performance are set out on pages B-12 to B-14.

The following is a summary of the Company’s consolidated performance results in 2025:

•	Financial results exceeded the target range maximum in that category, primarily based upon solid gold equivalent[3] production and the impact of higher gold prices, as well as the cost and capital optimization initiatives across the Company’s operations.
•	In the Operational category, gold equivalent[5] production and consolidated AISC[4] for the year were within their mid-range targets.
•	For the Growth category, the Diamba Sud Mineral PEA was completed, supporting advancement to a Feasibility Study, and early construction works have commenced, and the Company’s consolidated cost optimization project targets were achieved.
•	In the Sustainability category, all sub-categories met or exceeded their mid-range targets, other than Safety TRIFR which achieved 0% due to a fatality at the Séguéla Mine.

In addition to the annual cash incentives, the Company awarded special bonuses (“Special Bonuses”) to the CEO in recognition of his contributions to the Company’s successful divestiture of the San Jose and Yaramoko Mines, and to the COO, West Africa in recognition of his contribution to the Company’s successful divestiture of the Yaramoko Mine.

3 See Note 1 on page B-3 above.

4 See Note 5 on page B-3 above.

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Based on the foregoing Corporate Performance factors, and on the personal performance of our NEOs for 2025, annual and special performance-based cash incentives for the financial year ended December 31, 2025 were determined in February 2026 and paid to NEOs as follows:

	Annual Performance-Based Cash Incentive
NEO	Achievement Level	Amount	Special Cash Bonus Amount
Jorge Ganoza Durant, President & CEO	118%	$890,900	$725,000
Luis Ganoza Durant, CFO	116%	$472,260	N/A
David Whittle, COO, West Africa	135%	$517,632	$400,000
Cesar Velasco, COO, Latin America	116%	$395,760	N/A
Eric Chapman, Senior VP, Technical Services	125%	$313,208	N/A

Forward-Looking 2026 Corporate Performance and NEO Performance Targets

The Company has maintained the same main categories of the short-term incentive consolidated corporate performance indicators for NEOs for 2026 as they were in 2025 (see pages B-12 to B-14). The 2026 consolidated corporate target weightings are 30% to operational, 30% to growth, 20% to financial, and 20% to sustainability.

The following table sets out the weighting of each NEO’s short-term incentive of the Company’s 2026 performance objectives:

NEO	Weighting of 2026 Consolidated Corporate or Regional Performance Objectives
Jorge Ganoza Durant, President & CEO	100%
Luis Ganoza Durant, CFO	75%
David Whittle, COO, West Africa	80%
Cesar Velasco, COO, Latin America	80%
Eric Chapman, Senior VP, Technical Services	60%

Medium- and Long-Term Incentives

Stock Option Plan

The Stock Option Plan is designed to be competitive within the natural resource industry, and its objective is to align the interests of the Company’s personnel with shareholders by linking compensation to the longer-term performance of Common Shares, and to provide our personnel with a significant incentive to continue and increase their efforts in advancing the Company’s operations.

Incentive options were granted annually from the establishment of the Stock Option Plan in 2011 through 2015, and in 2017 and 2018. However, commencing in 2019, no stock options were granted, and commencing in 2013, non-executive directors are no longer granted incentive stock options, rather they receive equity-based compensation through DSUs. No stock options were exercised by NEOs in 2025.

When stock options are granted, they generally have a term of five years and have a vesting restriction of 50% exercisable after one year and 100% exercisable after two years from the date of grant. Upon vesting, the holder of an option is free to exercise and sell the underlying Common Shares subject to applicable securities laws. It is the Company’s policy to not re-price outstanding stock options.

The Company does not have a policy in respect of holding or retention periods for exercised stock options.

The Stock Option Plan was approved by the shareholders on May 26, 2011, as subsequently amended and restated effective March 1, 2015. The material terms of the Stock Option Plan are summarized as follows:

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1.	options may be granted under the Stock Option Plan to such directors, officers, employees and service providers of Fortuna or its subsidiaries as the Board may from time to time designate;
2.	the Stock Option Plan reserves a maximum of 12,200,000 Common Shares for issuance on exercise of options (representing 3.987% of the issued and outstanding Common Shares as at December 31, 2025);
3.	Fortuna currently has no options outstanding, and as a result of option exercises and cancellations since the Stock Option Plan was established, the total number of Common Shares underlying options that are currently available for future grants is 2,950,529 (0.974% of Fortuna’s current issued share capital).
4.	the number of options granted to independent directors in any 12 month period cannot exceed 1% of Fortuna’s total issued and outstanding securities (the Company has not issued stock options to independent directors since 2013);
5.	the number of Common Shares reserved for issuance to any one individual in any 12 month period may not exceed 5% of the issued capital, unless Fortuna has obtained disinterested shareholder approval;
6.	the number of Common Shares underlying options: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of Fortuna, at any time, under the Stock Option Plan, or when combined with all of Fortuna’s other security-based compensation arrangements, cannot exceed 10% of Fortuna’s total issued and outstanding securities, respectively;
7.	the minimum exercise price of an option shall not be less than the closing price of the Common Shares as traded on the Toronto Stock Exchange (the “TSX”) on the last trading day immediately preceding the date of the grant of the option, provided that in the event that the Common Shares are not listed on the TSX at the time of the grant, the option exercise price shall not be less than: (i) the price allowed by any other stock exchange or regulatory authority having jurisdiction, or (ii) if the Common Shares are not listed for trading on any other stock exchange, the fair market value of the Common Shares as determined by the Board;
8.	the exercise price of an option may not subsequently be reduced;
9.	options will be granted for a period of up to 10 years, subject to extension in the event of a self-imposed “black out” or similar period imposed under any insider trading policy or similar policy of the Company (in such case the end of the term of the options will be the tenth business day after the end of such black out period), and may have vesting restrictions if and as determined by the Board at the time of grant;
10.	options are non-assignable and non-transferable;
11.	unless otherwise determined by the Board, a vested option is exercisable for up to 90 days from the date the optionee ceases to be a director, officer, employee or service provider of Fortuna or of its subsidiaries, unless: (i) such optionee was terminated for cause, in which case the option shall be cancelled, or (ii) if an optionee dies, the legal representative of the optionee may exercise the option for up to one year from the date of death;
12.	unless otherwise determined by the Board, if an optionee’s employment or service with Fortuna is terminated by Fortuna without cause, by the optionee for “Good Reason” (as defined in the Stock Option Plan) or due to disability or death, a portion of the unvested options held by such optionee shall immediately vest according to a set formula;
13.	unless otherwise determined by the Board, where an optionee’s employment is terminated by Fortuna within 12 months after a change of control of Fortuna, the optionee resigns for Good Reason within 12 months after a change of control, or if the optionee dies while performing his or her regular duties as a director, officer and/or employee of Fortuna of its subsidiaries, then all of his or her outstanding options shall immediately vest;
14.	the Stock Option Plan contains a provision that allows the Board to amend the Stock Option Plan, without shareholder approval, in such manner as the Board, in its sole discretion, determine appropriate. The Board may make amendments: for the purposes of making formal minor or technical modifications to any of the provisions of the Stock Option Plan; to correct any ambiguity, defective provisions, error or omission in the provisions of the Stock Option Plan; to change any vesting provisions of options; to change the termination provisions of the options or the Stock Option Plan; to change the persons who qualify as eligible directors, officers, employees and service providers under the Stock Option Plan; to add a cashless exercise feature to the Stock Option Plan; and to extend the term of any option previously granted under the Stock Option Plan. However, shareholder approval shall be obtained to any amendment to the Stock Option Plan that results in an increase in the number of Common Shares issuable pursuant to the Stock Option Plan, an extension of the term of an option, any amendment to remove or exceed the insider participation limit discussed in paragraph 6 above, or amendments to the amending provision in the Stock Option Plan;

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15.	there are provisions for adjustment in the number of Common Shares issuable on exercise of options in the event of a share consolidation, split, reclassification or other relevant change in Fortuna’s corporate structure or capitalization; and
16.	Fortuna may withhold from any amount payable to an optionee such amount as may be necessary so as to ensure that Fortuna will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions.

Share Unit Plan

Overview

In November 2010, the Board, on the recommendation of the Compensation Committee, established the Share Unit Plan which initially provided for the granting of RSUs only but was amended in March 2015 to include PSUs. The purposes of the Share Unit Plan are to promote a greater alignment of interests between officers and employees of the Company and the shareholders of the Company, to associate a portion of officer and employee compensation with the returns achieved by shareholders of the Company over the medium term, and to attract and retain officers and employees with the knowledge, experience and expertise required by the Company. The Board may award such number of RSUs or PSUs (“Share Units”) to an eligible officer or employee (a “Grantee”) to provide appropriate equity-based compensation for the services that he or she renders to the Company.

In 2017, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, amendments to the Share Unit Plan which permit the Board to grant RSUs and PSUs that will be settled in Common Shares, or a mix of Common Shares and cash, rather than purely in cash. The purpose of these amendments was to better align executive compensation with the interests of the Company’s shareholders, to reduce the mark-to-market effect of cash-settled Share Units on the Company’s financial results, and to bring the terms of the Company’s Share Units in line with those granted by its peers.

In 2020, the Board approved, on the recommendation of the Compensation Committee, and the shareholders subsequently ratified, an amendment to the Share Unit Plan which reduced the number of shares that can be issued upon vesting of Share Units at the time of grant from 5% to 2.25%. This amendment was made to better align the Share Unit Plan with governance best practices.

The number of Common Shares issuable under the Share Unit Plan is limited to a fixed maximum percentage of 2.25% of the issued and outstanding Common Shares from time to time, provided that, in combination with all other security-based compensation arrangements of the Company, the aggregate number of Common Shares issuable thereunder will not exceed 10% of the issued and outstanding Common Shares from time to time. The maximum number of Common Shares issuable under the Share Unit Plan to insiders of the Company, in combination with all other security-based compensation arrangements of the Company, at any time will not exceed 10% of the issued and outstanding Common Shares, and the number of securities to be issued to insiders of the Company pursuant to such arrangements within any one-year period will not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares issuable under the Share Unit Plan to any one individual, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 2% of the total number of issued and outstanding Common Shares from time to time which equaled 6,119,200 Common Shares as at December 31, 2025. The Share Unit Plan also requires that shareholder approval be obtained for certain amendments in accordance with the requirements of the TSX, including in the event of an increase in the maximum number of Common Shares issuable under the Share Unit Plan or an extension of the expiry date for the Share Units granted under the Share Unit Plan (see “Amendments” below for further details).

As at the date of this Circular, and assuming a maximum 200% performance achievement at all vesting times, a maximum of 2,918,808 Common Shares are issuable pursuant to outstanding share-settled Share Units granted under the Share Unit Plan (0.963% of the Company’s current issued share capital) and as a result of the settlement of Share Units and cancellations since the Share Unit Plan was established, the total number of Common Shares underlying Share Units that are currently available for future grants is 3,897,733 (1.287% of the Company’s current issued share capital).

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Eligible Participants

Participation in the Share Unit Plan is restricted to employees and officers of the Company or an affiliate of the Company (each, an “Eligible Participant”).

Transferability

The rights or interests, including Share Units, of a Grantee under the Share Unit Plan may not be assigned, transferred or alienated in any way (other than to the beneficiary or estate of a Grantee, as the case may be, upon the death of the Grantee).

Administration of the Plan

The Share Unit Plan permits the Board to grant awards of Share Units to an Eligible Participant. Upon vesting, the Share Units give the Grantee a right to payment in cash in an amount equal to the fair market value of the vested Share Unit on the date of payment, less any withholding taxes. Share Units granted after the adoption of the amendments to the Share Unit Plan approved in 2017, which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. “Fair market value” means, with respect to any particular date, the average closing price for a Common Share on the TSX on the five trading days immediately prior to that date.

Share Units shall expire if they have not vested prior to the expiry date of the Share Unit as established by the Board, which shall be no later than December 31 of the third calendar year following the end of the year in which the services to which the grant of such Share Unit relates (or where such services straddle two calendar years, the first calendar year in which the services to which the grant of such Share Units relates) were rendered. In addition, PSUs will be terminated to the extent that the performance objectives or other vesting criteria have not been met.

Unless otherwise determined by the Board in its sole discretion, the following provisions apply to the cessation of a Grantee’s employment:

•	If a Grantee’s employment or service with the Company is terminated due to the voluntary resignation of the Grantee, then all Share Units granted to such person which have not vested prior to their resignation shall be forfeited and cancelled, and any vested Share Units credited to the Grantee’s account shall be paid out to such person as soon as practicable.

•	If a Grantee’s employment or service with the Company is terminated by the Company without cause, by such person for “good reason” (such as a demotion, a reduction in pay or a required relocation) or due to a disability or such person’s retirement, then: 1) such person shall be entitled to a pay out of that portion of PSUs that have vested as of the termination date, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and the termination date, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the termination date shall be paid out to such person as soon as practicable.

•	If a Grantee is terminated for cause, such person’s Share Units, whether vested or unvested, shall be forfeited and cancelled as of the termination date. If a Grantee’s employment or service with the Company is terminated by the Company within 12 months of the occurrence of a change of control, or such person terminates his or her employment for “good reason” within 12 months after a change of control occurs, then all outstanding Share Units which have not vested shall immediately vest and be paid out.

•	If a Grantee’s employment or service with the Company is terminated due to the death of such person, then: 1) such person’s beneficiaries shall be entitled to be paid out that portion of the PSUs that have vested, and all unvested PSUs shall be forfeited and cancelled; and 2) a fraction of such person’s unvested RSUs shall immediately vest in proportion to the number of days that such person was actively employed between the grant date and his

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or her date of death, with the remainder of the unvested RSUs held by such person being forfeited and cancelled. Any vested Share Units credited to the Grantee’s account as of the date of his or her death shall be paid out to such person’s beneficiaries as soon as practicable. Notwithstanding the foregoing, if a Grantee’s employment or service with the Company is terminated due to his or her death while performing his or her regular duties as an officer or employee of the Company, then all outstanding Share Units which have not vested shall immediately vest and be paid out to such person’s beneficiaries.

Vesting of Share Units

Share Units vest at the discretion of the Board, in which the vesting schedule is generally fixed at the time of grant by the Board. We believe that deferment of some components of compensation through the application of vesting schedules and performance goals supports retention of executives and long-term alignment with shareholder value. Accordingly, equity awards vest 20% after one year, 30% after two years, and 50% after three years, and each vesting of PSUs is subject to fulfillment of performance goals by each vesting date.

Payment of Share Units

Share Units granted after the adoption of the 2017 amendments to the Share Unit Plan which have vested, may be paid out in Common Shares, cash or a combination of Common Shares and cash equal to the fair market value of the vested Share Unit on the date of payment. Share Units are paid upon each vesting date in Common Shares, cash or a mix of Common Shares and cash, at the Board’s discretion, in an amount equal to the fair market value of the Share Units; however, the payout of PSUs is also subject to satisfaction of performance criteria.

Dividends

Share Units are not considered to be Common Shares of the Company under the Share Unit Plan, and do not entitle a Grantee to dividends.

Fractional Entitlements

No fractional Common Shares may be issued under the Share Unit Plan, before or after the amendments described hereunder.

Amendments

The Share Unit Plan may be amended, suspended or terminated by the Board, in whole or in part, at any time; provided, however, that no such amendment shall, without the consent of the Eligible Participants affected by the amendment, adversely affect the rights accrued to such Eligible Participants with respect to Share Units granted prior to the date of the amendment.

Notwithstanding the foregoing, shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

(a)	an increase in the maximum number of Common Shares issuable under the Share Unit Plan;
(b)	an amendment to the individuals designated as Eligible Participants under the Share Unit Plan;
(c)	an extension of the expiry date for Share Units granted under the Share Unit Plan;
(d)	an amendment that would permit a Share Unit to be transferable or assignable, other than by will or the laws of descent and distribution; or
(e)	an amendment to the amendment provisions contained in the Share Unit Plan.

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Annual Burn Rate

In accordance with the rules of the TSX, the table below sets out the Company’s annual burn rate in respect of stock options and Share Units granted during the past three fiscal years (“Burn Rate”). The Burn Rate is expressed as a percentage and is calculated by dividing the number of stock options and Share Units granted during the relevant fiscal year by the weighted average number of the Common Shares outstanding for the year.

	Stock Options		Share Settled Units		Total		Weighted Average Common
Year	Granted	Burn Rate	Granted	Burn Rate	Granted	Burn Rate	Shares Outstanding
2025	N/A	N/A	743,709	0.24%	743,709	0.24%	306,862,159
2024	N/A	N/A	1,038,383	0.34%	1,038,383	0.34%	308,884,625
2023	N/A	N/A	844,187	0.29%	844,187	0.29%	295,066,839

PSUs Granted in 2025

On March 7, 2025, the Board approved the following grants of PSUs (the “2025 PSUs”) to the NEOs listed in the table below, which are subject to performance targets related 50% to three-year Relative Total Shareholder Return (“TSR”) and 50% to Growth, which is intended to further align management of our business with long-term shareholder interest:

NEO	No. of 2025 PSUs
Jorge Ganoza Durant, President & CEO	203,990
Luis Ganoza Durant, CFO	77,165
David Whittle, COO, West Africa	72,626
Cesar Velasco, COO, Latin America	64,304
Eric Chapman, Senior VP, Technical Services	44,538

The 2025 PSUs are subject to the following time-vesting metrics:

Vesting/Payout Date	Amount Vested
12 months from grant	20%
24 months from grant	30%
36 months from grant	50%

and to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets. The corporate performance metrics are set out below.

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2025 PSUs - Corporate Performance Objectives

Relative Total Shareholder Return (Weight: 50%) Rolling 3-year TSR against Performance Peer Group
Performance Level	TSR Percentile Ranking vs. Peer Group	Multiplier[1]
Below Threshold	Below 25th Percentile	0%
Threshold	25th Percentile	50%
Target	50th Percentile	100%
Maximum	75th Percentile or above	200%

Note:

1.	If the TSR is negative, the amount of the payout is capped at 100%. Multiplier for TSR performance between performance levels will be calculated on a pro-rata basis.

Growth (Weight: 50%)
Vesting	Growth Objective	Minimum[1] (Multiplier=50%)	Target (Multiplier=100%)	Maximum[2] (Multiplier=200%)
Year 1 (2026) [3]	Balance growth & depletion	By the end of 2025, decrease the 2024 global gold equivalent[5] inventory by 20%	By the end of 2025, achieve net zero change to 2024 global gold equivalent[7] inventory	By the end of 2025, increase the 2024 global gold equivalent[7] inventory by 10%
Year 2 (2027)	Annual production [4]	By the end of 2026, have an annual production over 300k oz au eq.	By the end of 2026, project a floor of 400k oz au eq. annual production	By the end of 2026, project annual production over 500k oz au eq.
Year 3 (2028)	To be defined	Performance metrics and ranges will be defined in Q12027 in accordance with the Company's strategy for the following five-year period (2027-2031).

Notes:
1.	Multiplier for results below Minimum equals Nil.
2.	Multiplier ≥ 100% payable as long as Fortuna’s rolling 3-year TSR is payable (above 25th percentile)
3.	Multiplier greater or less than 100% will be calculated prorated based on the following performance ranges:

Performance Level	Multiplier (v.2025)
20% decrease (4.9 Moz)	50%
10% decrease (5.5 Moz)	75%
Net zero change to 2024 Au Eq inventoryA (6.1M oz – 6.6M oz)	100%
5% increase (7.0 Moz)	150%
10% increase (7.3 Moz or more)	200%

Note:

A.	2024 Au Eq inventory net of San Jose mineral resources

4.	Multiplier greater or less than 100% will be calculated on a pro-rata based on limits corresponding to each range

5 See Note 1 on page B-3 above.

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First Tranche Vesting of 2025 PSUs for Fiscal 2025 Performance

The corporate achievement results for 2025 are as follows:

Corporate Performance Objective	2025 Result / Achievement Percentage		Weighting	2025 PSU Performance Multiplier
Relative Total Shareholder Return vs. peer group	P13 (Rolling 3-year TSR against Performance Peer Group -below 25th Percentile)	50% [1]	50%	25%
Growth: Balance growth & depletion	Au eq. inventory over 7.3 M oz	200%	50%	100%
			100%	125%

Note:
1.	The Company’s TSR over three years was 164%. This lag in relative TSR is largely attributable to the loss of production resulting from the Company’s sale of the San Jose and Yaramoko Mines, which transactions were very aligned with the Company’s medium- and long-term strategic objectives and risk appetite. As of January 6, 2026, the Company’s three year TSR is in line with the MarketVector Global Gold Miners Index (“MVGDX Index”), reinforcing the view that the short-term impact on the Company’s share price performance was transitory. Accordingly, the Board, on the recommendation of the Compensation Committee, approved a 50% achievement level for this objective.

Based on the 125% achievement of the corporate performance targets for 2025, the number of Common Shares issued on the vesting of the first tranche of the 2025 PSUs represents 125% of the PSUs eligible to be vested. Therefore, on March 9, 2026, a total of 185,922 Common Shares were issued to NEOs for the first tranche of the 2025 PSUs eligible for vesting, as follows:

NEO	No. of PSUs to vest (20%)	No. of Common Shares issued
Jorge Ganoza Durant, President & CEO	40,798	50,997
Luis Ganoza Durant, CFO	15,433	19,291
David Whittle, COO West Africa	14,525	18,156
Cesar Velasco, COO Latin America	12,861	16,076
Eric Chapman, Senior VP, Technical Services	8,908	11,135

Performance Graphs and Table

Growth Metrics

The Compensation Committee has evaluated the Company’s relative performance of various key business growth metrics including revenue, adjusted EBITDA6 and gold equivalent7 production. As illustrated in the graph below, these metrics reflect the Company’s continuous business growth from 2021 through 2024. In 2025, revenue and gold equivalent7 production decreased due to the successful sales of the San Jose and Yaramoko Mines early in the year. These transactions represent the divestment of two operations with limited Mineral Reserve life, and were aligned with the Company’s medium- and long-term strategic objectives and risk appetite. The streamlining of the Company’s mine portfolio by divesting of non-core assets has positioned the Company for its next phase of growth at its Diamba Sud Project and the Séguéla Mine.

6 See Note 2 on page B-3 above.

7 See Note 1 on page B-3 above.

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Note:

Gold equivalent includes gold, silver, lead and zinc and is calculated using the following metal prices and ratios:

2021: $1,783/oz Au, $25.80/oz Ag, $2,205/t Pb, $2,998/t Zn; or Au:Ag = 1:69.11, Au:Pb = 1:0.81, Au:Zn = 1:0.59
2022: $1,802/oz Au, $21.75/oz Ag, $2,161/t Pb, $3,468/t Zn; or Au:Ag = 1:82.89, Au:Pb = 1:0.83, Au:Zn = 1:0.52
2023: $1,948/oz Au, $23.37/oz Ag, $2,155/t Pb, $2,706/t Zn; or Au:Ag = 1:83.38, Au:Pb = 1:0.90, Au:Zn = 1:0.72
2024: $2,401/oz Au, $28.04/oz Ag, $2,072/t Pb, $2,786/t Zn; or Au:Ag = 1:85.6, Au:Pb = 1:1.16, Au:Zn = 1:0.86
2025: $3,453/oz Au, $40.24/oz Ag, $1,962/t Pb, $2,864/t Zn; or Au:Ag = 1:85.8, Au:Pb = 1:1.76, Au:Zn = 1:1.21

Total Shareholder Return

The following graph compares the total cumulative shareholder return over the past five fiscal years, for $100 invested in Common Shares at the beginning of the period with the cumulative total return of the S&P / TSX Composite Index and the S&P / TSX Global Mining Index. With the completion of the Company’s acquisition of Roxgold Inc. in 2021 (the “Roxgold Acquisition”) which included the gold producing Yaramoko Mine, the commencement of gold production at the Séguéla Mine in 2023, and record gold and gold equivalent8 production and record sales in 2024, the Company’s share price performance may be increasingly influenced by the price of gold. In 2025, a lag in the Company’s relative TSR is largely attributable to the loss of production resulting from the Company’s sale of the San Jose and Yaramoko Mines, which transactions were very aligned with the Company’s medium- and long-term strategic objectives and risk appetite. As of early 2026, the Company’s three-year TSR is in line with the MVGDX Index, reinforcing the view that the short-term impact on the Company’s share price performance was transitory.

8 See Note 1 on page B-3 above.

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The performance of the Company’s Common Shares set out below does not necessarily reflect future price performance.

Total Shareholder Return Performance Graph

$250.00
$200.00
$150.00
$100.00
$50.00
$0.00

	2020	2021	2022	2023	2024	2025
Fortuna	$100.00	$47.23	$48.66	$48.76	$59.46	$128.59
VanEck Junior Gold Miners ETF	$100.00	$78.75	$67.31	$72.10	$83.98	$226.86
S&P/TSX Composite Index	$100.00	$125.09	$117.78	$131.62	$160.41	$210.84

Source: Global Governance Advisors

In order to support the Company’s practice of managing costs during fluctuating market conditions, annual base salaries of our senior executives for 2021 increased by 3%, other than a 23% increase to the annual base salary of our Senior VP, Technical Services to align with benchmark source. In 2022, annual base salaries of the CEO and CFO increased 8% and 18%, respectively, to better align with our peers, and in 2023, the NEOs received 4% cost-of-living increases to their base salaries. In 2024 and 2025, NEOs’ base salaries remained unchanged or slightly increased over their prior year levels.

Cost of Management

The following table shows the link between the Company’s financial performance and senior management’s compensation by comparing the total compensation paid to our NEOs as a percentage of revenue and adjusted EBITDA9 for the past three fiscal years:

		As a Percentage of Financial Metrics
Fiscal Year	Total NEO Compensation	Revenue	Adjusted EBITDA[9]
2025	$12,288,509	0.7%	2.4%
2024	$9,650,172	0.9%	2.0%
2023	$11,422,541	1.4%	3.4%

9 See Note 2 on page B-3 above.

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NEO Profiles

JORGE GANOZA DURANT, President and Chief Executive Officer

	2025	2024	2023
Base salary	$755,000	$740,000	$712,400
Annual incentive	$1,615,900	$902,800	$926,120
Share Units	$1,970,521	$1,819,414	$1,812,505
Stock Options	$0	$0	$0
Total Direct Compensation	$4,341,421	$3,462,214	$3,451,025

Share Ownership (December 31, 2025)
Target	Target Value	Total Acquisition Value	Target Met
3x base salary	$2,265,000	$16,414,330	✓

LUIS GANOZA DURANT, Chief Financial Officer

	2025	2024	2023
Base salary	$510,000	$510,000	$509,600
Annual incentive	$472,260	$505,523	$508,581
Share Units	$745,405	$701,645	$726,060
Stock Options	$0	$0	$0
Total Direct Compensation	$1,727,665	$1,717,168	$1,744,241

Share Ownership (December 31, 2025)
Target	Target Value	Total Acquisition Value	Target Met
2x base salary	$1,020,000	$6,565,929	✓

DAVID WHITTLE, Chief Operating Officer, West Africa

	2025	2024	2023
Base salary	$480,000	$465,000	$436,800
Annual incentive	$917,632	$782,106	$751,234
Share Units	$701,558	$640,237	$622,338
Stock Options	$0	$0	$0
Total Direct Compensation	$2,099,190	$1,887,343	$1,810,372

Share Ownership (December 31, 2025)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$480,000	$1,724,791	✓

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CESAR VELASCO, Chief Operating Officer, Latin America

	2025	2024	2023
Base salary	$425,000	$425,000	$410,800
Annual incentive	$395,760	$348,160	$334,687
Share Units	$621,171	$585,163	$585,294
Stock Options	$0	$0	$0
Total Direct Compensation	$1,441,931	$1,358,323	$1,330,781

Share Ownership (December 31, 2025)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$425,000	$1,781,369	✓

ERIC CHAPMAN, Senior VP, Technical Services

	2025	2024	2023
Base salary	$358,525	$358,673	$364,127
Annual incentive	$313,208	$293,251	$300,769
Share Units	$430,231	$430,407	$436,953
Stock Options	$0	$0	$0
Total Direct Compensation	$1,101,964	$1,082,331	$1,101,849

Share Ownership (December 31, 2025)
Target	Target Value	Total Acquisition Value	Target Met
1x base salary	$358,525	$3,291,923	✓

The above-noted information regarding Total Direct Compensation includes the value of all equity awards at the time of grant (regardless of vesting provisions) but does not include any increase or decrease in the award values as at the vesting/payout dates due to increases or decreases in the Company’s stock prices. Any such increases are reflected under the heading “All Other Compensation” in the table below.

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Summary Compensation Table

The following summarizes all compensation paid or payable to NEOs during the fiscal years ended December 31, 2025, 2024 and 2023:

					Non-Equity Annual Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary	Share- based Awards (1)	Option- based Awards	Annual Incentive Plans(2)	Long-term Incentive Plans	All Other Compensation(3)	Total Compensation
Jorge Ganoza Durant(4)	2025	$755,000	$1,970,521	N/A	$1,615,900	Nil	$715,433	$5,056,854
President & CEO	2024	$740,000	$1,819,414	N/A	$902,800	Nil	$55,331	$3,517,546
	2023	$712,400	$1,812,505	N/A	$926,120	Nil	$1,217,968	$4,668,994

Luis Ganoza Durant	2025	$510,000	$745,405	N/A	$472,260	Nil	$298,343	$2,026,009
CFO	2024	$510,000	$701,645	N/A	$505,523	Nil	$26,786	$1,743,954
	2023	$509,600	$726,060	N/A	$508,581	Nil	$489,548	$2,233,789

David Whittle	2025	$480,000	$701,558	N/A	$917,632	Nil	$113,585	$2,212,775
COO, West Africa	2024	$465,000	$640,237	N/A	$782,106	Nil	$9,332	$1,896,675
	2023	$436,800	$622,338	N/A	$751,234	Nil	$9,060	$1,819,432

Cesar Velasco	2025	$425,000	$621,171	N/A	$395,760	Nil	$246,634	$1,688,565
COO, Latin America	2024	$425,000	$585,163	N/A	$348,160	Nil	$20,011	$1,378,334
	2023	$410,800	$585,294	N/A	$334,687	Nil	$48,132	$1,378,913

Eric Chapman	2025	$358,525	$430,231	N/A	$313,208	Nil	$202,342	$1,304,306
Senior VP, Technical Services(5)	2024	$358,673	$430,407	N/A	$293,251	Nil	$31,331	$1,113,662
	2023	$364,127	$436,953	N/A	$300,769	Nil	$219,565	$1,321,414

Notes:

1.	The 2025 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$6.62. The grant date values were calculated in CAD$ and translated to US$ at the 2025 year end exchange rate of CAD$1.00 = US$0.7296. The accounting fair value of the RSUs is based on the market price as at December 31, 2025 and is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2025. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at an average exchange rate for 2025 of CAD$1.00 = US$0.7154. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly exchange rate. The total accounting fair values for 2025 are $2,928,945 for Jorge Ganoza Durant, $1,107,956 for Luis Ganoza Durant, $1,042,784 for David Whittle, $923,295 for Cesar Velasco, and $639,489 for Eric Chapman. The accounting fair values were determined using the methodology further described in the Notes to the Company’s audited consolidated financial statements for the year ended December 31, 2025.

The performance metrics for the 2025 PSUs relate solely to three-year Total Shareholder Return (50%) and Growth (50%) (see pages B-20 and B-21 – “PSUs Granted in 2025”). The grant date fair market value of the 2025 PSUs is $985,261 for Jorge Ganoza Durant, $372,703 for Luis Ganoza Durant, $350,779 for David Whittle, $310,586 for Cesar Velasco, and $215,115 for Eric Chapman, of which NIL 2025 PSUs had vested or been paid as of December 31, 2025.

The 2024 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.36. The grant date values were calculated in CAD$ and translated to US$ at the 2024 year average exchange rate of CAD$1.00 = US$0.7299. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2024. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2024 of CAD$1.00 = US$0.6950. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values

MANAGEMENT INFORMATION CIRCULAR	Statement of Executive Compensation	Page | B-27

for 2024 are $2,147,072 for Jorge Ganoza Durant, $828,000 for Luis Ganoza Durant, $755,534 for David Whittle, $690,542 for Cesar Velasco, and $507,920 for Eric Chapman. The accounting fair values were determined using the methodology further described in the Notes to the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The 2023 amounts represent the grant date fair market value of cash-settled RSUs and share-settled PSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares of CAD$4.69. The grant date values were calculated in CAD$ and translated to US$ at the 2023 year average exchange rate of CAD$1.00 = US$0.7410. The accounting fair value of the RSUs is also based on the market price at the time of grant, but the amount recorded is calculated using the pro-rated portion of the RSU deemed to have vested (but not actually vested) as at December 31, 2023. The accounting fair values for cash-settled RSUs were calculated in CAD$ and translated to US$ at the exchange rate at December 31, 2023 of CAD$1.00 = US$0.7559. The accounting fair values for share-settled PSUs were calculated in CAD$ and translated to US$ on a quarterly basis at the applicable quarterly average exchange rate. The total accounting fair values for 2023 are $1,891,766 for Jorge Ganoza Durant, $757,809 for Luis Ganoza Durant, $649,557 for David Whittle, $610,890 for Cesar Velasco, and $456,064 for Eric Chapman. The accounting fair values were determined using the methodology further described in the Notes to the Company’s audited consolidated financial statements for the year ended December 31, 2023.

2.	Amounts represent bonuses earned for the applicable year. For 2025, Jorge Ganoza was paid a regular annual bonus of $890,900 and, in recognition of the sale of the San Jose and Yaramoko Mines, a special bonus of $725,000. For 2025, David Whittle was paid a regular annual bonus of $517,632 and, in recognition of the sale of the San Jose and Yaramoko Mines, a special bonus of $400,000; for 2024, Mr. Whittle was paid a regular annual bonus of $482,856 and, pursuant to the Roxgold Acquisition, a retention payment of $299,250; and, for 2023, Mr. Whittle was paid a regular annual bonus of $571,684 and, pursuant to the Roxgold Acquisition, a retention payment of $179,550.

3.	Includes health and life insurance premiums paid on behalf of NEOs, and contributions to a registered retirement savings plan for executive officers and employees who are resident in Canada. Also includes any applicable unused vacation paid out; and where the sum of an RSU or PSU payout and the amounts of previous payouts made for that RSU or PSU equals an amount that is in excess of the previously disclosed grant fair value of that RSU or PSU, that excess amount, less any previously disclosed excess amounts, is included.

4.	Jorge Ganoza Durant does not receive any compensation in his capacity as a director of the Company.

5.	Eric Chapman was paid in CAD$ and for the disclosures herein, his compensation amounts were converted to US$ using the 2025 year end exchange rate of CAD$1.00 = US$0.7296.

Incentive Plan Awards to NEOs

The following sets forth the details of incentive stock options to purchase Common Shares of the Company and Share Units held by NEOs as at December 31, 2025:

	OPTION BASED AWARDS(1)					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Value Vested During the Year	Market Value of Share Units Vested During the Year (2)	Market Value of Vested Share Units Not Paid Out	No. of Share Units Not Vested	Market Value of Share Units Not Vested (3)
Jorge Ganoza Durant	Nil	N/A	N/A	N/A	N/A	$3,152,463	N/A	1,126,124	$11,047,276

Luis Ganoza Durant	Nil	N/A	N/A	N/A	N/A	$1,254,827	N/A	435,172	$4,269,037

David Whittle	Nil	N/A	N/A	N/A	N/A	$767,874	N/A	359,916	$3,530,776

Cesar Velasco	Nil	N/A	N/A	N/A	N/A	$1,017,294	N/A	395,736	$3,882,170

Eric Chapman	Nil	N/A	N/A	N/A	N/A	$796,232	N/A	260,140	$2,551,973

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Notes:
1.	No stock options were outstanding during 2025.

2.	The values of share units vested during the year is calculated based on the number of share units times the average closing price of the Company’s Common Shares on the TSX for the five days preceding the respective dates of vesting (March 8, 2025 was CAD$6.50 (US$4.74); March 20, 2025 was CAD$8.24 (US$6.01); and March 25, 2025 was CAD$8.53 (US$6.22)), and are converted to US$ based on the 2025 year-end exchange rate of CAD$1.00 = US$0.7296.

3.	The values of share units not vested are calculated based on the number of share units times the closing price of the Company’s Common Shares on the TSX at December 31, 2025 of CAD$13.45 (US$9.81), and are converted to US$ based on the 2025 year-end exchange rate of CAD$1.00 = US$0.7296.

Management Contracts / Termination and Change of Control Benefits

The Company has entered into employment agreements with each of its current NEOs, all of which include change of control provisions. The change of control provisions recognize that the NEO is integral to the operation and continued development of the Company and therefore requires protection from disruption of his employment in the event of a change of control of the Company. In addition, all employment agreements with its current NEOs provide that on termination without cause, any outstanding stock options or RSUs will vest on a pro-rated basis. This is consistent with the direction of market practice and governance best practices. PSUs do not vest on termination except in the event of a change of control.

The employment agreements also provide that if, as a result of a change of control of the Company, the NEO is terminated or the change of control results in a reduction in his level of authority, responsibility, title or reporting relationship, a reduction in certain components of his compensation, or a change of his primary work location, then he will be entitled to severance pay.

A description of each employment agreement is set out below.

Jorge Ganoza Durant, President and Chief Executive Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Jorge Ganoza Durant in 2025 an annual base salary of $755,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 24 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2025, Mr. Ganoza had been terminated without cause, $5,155,867 (comprised of $1,510,000 for 2x annual base salary and $3,645,867 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 563,062 Common Shares for payout of vested PSUs, and $8,543,638 (comprised of $1,510,000 for 2x annual base salary, $1,510,000 for 2x an assumed 100% bonus, and $5,523,638 for payout of vested RSUs) would have been payable to him.

Luis Ganoza Durant, Chief Financial Officer

Pursuant to an employment agreement dated effective January 1, 2015, as subsequently amended, the Company paid to Luis Ganoza Durant in 2025 an annual base salary of $510,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Ganoza will be entitled to severance pay equal to 18 months’ annual salary. If Mr. Ganoza chooses to terminate his contract, he is required to give six months’ notice to the Company.

If, on December 31, 2025, Mr. Ganoza had been terminated without cause, $2,182,506 (comprised of $765,000 for 1.5x annual base salary and $1,417,506 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 217,586 Common Shares for payout of vested PSUs, and $3,970,519 (comprised of $1,020,000

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for 2x annual base salary, $816,000 for 2x an assumed 80% bonus, and $2,134,519 for payout of vested RSUs) would have been payable to him.

David Whittle, Chief Operating Officer, West Africa

Pursuant to an employment agreement dated effective January 1, 2023, the Company paid to David Whittle in 2025 an annual base salary of $480,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Whittle will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Whittle chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2025, Mr. Whittle had been terminated without cause, $1,756,320 (comprised of $480,000 for 1x annual base salary and $1,276,320 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 197,868 Common Shares for payout of vested PSUs, and $3,285,085 (comprised of $960,000 for 2x annual base salary, $384,000 for 1x an assumed 80% bonus, and $1,941,085 for payout of vested RSUs) would have been payable to him.

Cesar Velasco, Chief Operating Officer, Latin America

Pursuant to an employment agreement dated effective September 1, 2021, as subsequently amended, the Company paid to Cesar Velasco in 2025 an annual base salary of $425,000. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits, and change of control of the Company. In the event of termination without cause, Mr. Velasco will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Velasco chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2025, Mr. Velasco had been terminated without cause, $1,593,705 (comprised of $425,000 for 1x annual base salary and $1,168,705 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 179,958 Common Shares for payout of vested PSUs, and $2,955,388 (comprised of $850,000 for 2x annual base salary, $340,000 for 1x an assumed 80% bonus, and $1,765,388 for payout of vested RSUs) would have been payable to him.

Eric Chapman, Senior Vice-President, Technical Services

Pursuant to an employment agreement dated effective January 1, 2017, as subsequently amended, the Company paid to Eric Chapman in 2025 an annual base salary of CAD$491,400. The agreement has no fixed expiry date and contains provisions regarding salary, paid vacation time, eligibility for annual equity-based awards and performance-based cash bonuses, benefits and change of control of the Company. In the event of termination without cause, Mr. Chapman will be entitled to severance pay equal to 12 months’ annual salary. If Mr. Chapman chooses to terminate his contract, he is required to give three months’ notice to the Company.

If, on December 31, 2025, Mr. Chapman had been terminated without cause, CAD$1,660,084 (comprised of CAD$491,400 for 1x annual base salary and CAD$1,168,684 for payout of vested RSUs) would have been payable to him. If a change of control of the Company had occurred, 130,070 Common Shares for payout of vested PSUs, and CAD$3,076,222 (comprised of CAD$982,800 for 2x base salary, CAD$343,980 for 1x an assumed 70% bonus, and CAD$1,749,442 for payout of vested RSUs) would have been payable to him.

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Director Compensation

Up until 2009, the non-executive Directors of the Company were primarily compensated by way of directors’ fees and stock options. In 2010, the Company commenced granting DSUs (described below) to the non-executive directors, and since 2013, ceased the granting of stock options to such directors.

Deferred Share Unit Plan

The Board, on the recommendation of the Compensation Committee, established a Deferred Share Unit Plan (the “DSU Plan”) the purposes of which are to promote a greater alignment of interests between non-executive Directors and the shareholders of the Company; and to provide a compensation system for non-executive Directors that, together with any other compensation mechanisms of the Company, reflects the responsibility, commitment and risk accompanying Board membership.

The Board may award such number of DSUs to an eligible Director to provide appropriate equity-based compensation for the services he or she renders to the Company. Unless otherwise determined by the Board, DSUs vest immediately and a Director’s entitlement to payment of such DSUs is not subject to satisfaction of any requirements as to any minimum period of membership on the Board.

DSUs are paid in cash and, other than as described below, only upon termination, which is deemed to occur on the earliest of (i) the date of voluntary resignation or retirement of the Director from the Board; (ii) the date of death of the Director; or (iii) the date of removal of the Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise; and on which date the Director is not an employee of the Company or any of its affiliates.

Notwithstanding any vesting conditions that the Board may have established in respect of a grant of DSU, upon the occurrence of a change of control, all outstanding DSUs will become fully vested. The aggregate number of DSUs outstanding pursuant to the DSU Plan must not exceed 1% of the number of issued Common Shares in the Company outstanding from time to time.

In March 2025, the Board approved a maximum grant value of CAD$96,256 for DSUs to each of its non-executive directors and CAD$122,880 to its non-executive Chairman of the Board. Except for Ms. Seetaroo, who was appointed to the Board on June 27, 2022, each such director had achieved the share ownership goal and accordingly was provided with the right to elect to receive up to 50% of their DSU value in the form of an immediate cash payment, with the balance in DSUs. Details of the DSU grant values and cash payments are set out in the table on page B-32. As of February 20, 2026, Ms. Seetaroo had achieved the share ownership goal for non-executive directors.

Retainer Fees

The cash compensation paid to non-executive directors consists of annual retainer fees and for 2025 were as follows:

Board Member	$91,136
Plus, as applicable:
Chair of the Board	$79,872
Audit Committee Chair	$24,576
Audit Committee Member	$10,240
Compensation Committee Chair	$19,456
Compensation Committee Member	$8,704
Corporate Governance and Nominating Committee Chair	$16,384
Corporate Governance and Nominating Committee Member	$7,680
Sustainability Committee Chair	$16,384
Sustainability Committee Member	$7,680

Effective April 1, 2015, Jorge Ganoza Durant is not paid any compensation, including annual retainer and meeting fees, in his capacity as a director of the Company.

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Effective January 1, 2026, the following annual retainer fees and DSUs grant values were implemented:

Position	Cash Retainer	DSUs	Total
Board Chair	$174,000 (60%)	$116,000 (40%)	$290,000
Board Member	$101,750 (55%)	$83,250 (45%)	$185,000

and in addition to the above-noted retainers, Committee Chairs and Members will be paid:

Audit Committee Chair	$25,000
Audit Committee Member	$12,500
Compensation Committee Chair	$20,000
Compensation Committee Member	$10,000
Corporate Governance and Nominating Committee Chair	$17,000
Corporate Governance and Nominating Committee Member	$8,000
Sustainability Committee Chair	$17,000
Sustainability Committee Member	$8,000

Director Compensation Table

The following summarizes all cash compensation paid to the Directors who were not NEOs of the Company during the fiscal year ended December 31, 2025:

Name	Director Fees Earned		Share- based Awards [1]	Option- Based Awards	All Other Compensation		Total Compensation
David Laing	$196,096		$89,653	N/A	Nil		$285,749

Mario Szotlender	$133,930	[2]	$35,114	N/A	$65,664	[3]	$234,708

David Farrell	$172,330	[2]	$35,114	N/A	Nil		$207,444

Alfredo Sillau	$145,194	[2]	$33,114	N/A	Nil		$180,308

Kylie Dickson	$123,392		$70,228	N/A	Nil		$193,620

Kate Harcourt	$98,816		$70,228	N/A	Nil		$169,044

Salma Seetaroo	$106,496		$70,228	N/A	Nil		$176,724

Notes:
1.	The amounts represent the grant date fair market value of DSUs which was determined by the Board at the time of granting and based on the then market price of the Company’s shares which was CAD$6.62 (US$4.83). The accounting fair value is calculated based on the year-end market price of the Company’s shares of CAD$13.45 (US$9.81). The accounting fair values of the DSUs are $182,151 for David Laing, $71,341 for each of Mario Szotlender, David Farrell and Alfredo Sillau, and $142,683 for each of Kylie Dickson, Kate Harcourt, and Salma Seetaroo. All amounts were calculated in CAD$ and translated to US$ at the 2025 year end exchange rate of CAD$1.00 = US$0.7296.
2.	Includes CAD$48,128 (US$35,114) paid in cash due to the election by each of Mario Szotlender, David Farrell and Alfredo Sillau to receive 50% of his 2025 DSU grant value in cash rather than DSUs.
3.	Mr. Szotlender was paid CAD$90,000 (US$65,664) for corporate development and financial advisory fees which were paid monthly in CAD$ and converted to US$ using the 2025 year end exchange rate of CAD$1.00 = US$0.7296.
4.	The relevant compensation information for Jorge Ganoza Durant, a director and NEO, is provided in the “Summary Compensation Table” above.

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Option-Based and Share-Based Awards to the Directors

As at December 31, 2025, all outstanding DSUs were vested. The following table sets forth the details of incentive stock options to purchase Common Shares of the Company and DSUs held by the Directors who were not NEOs of the Company as at December 31, 2025 (all amounts shown in US$):

	OPTION-BASED AWARDS					SHARE-BASED AWARDS
Name	No. of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value Vested During the Year	Value of Unexercised In-The- Money Options	Market Value of DSUs Vested During the Year(1)(2)(4)	Market Value of Vested DSUs Not Paid Out(3)(4)	No. of DSUs Not Vested(4)	Market Value of DSUs Not Vested(4)
David Laing	Nil	N/A	N/A	N/A	N/A	$89,654	$1,882,392	N/A	N/A

Mario Szotlender	Nil	N/A	N/A	N/A	N/A	$35,114	$3,179,951	N/A	N/A

David Farrell	Nil	N/A	N/A	N/A	N/A	$35,114	$3,122,945	N/A	N/A

Alfredo Sillau	Nil	N/A	N/A	N/A	N/A	$35,114	$1,302,758	N/A	N/A

Kylie Dickson	Nil	N/A	N/A	N/A	N/A	$70,228	$1,494,112	N/A	N/A

Kate Harcourt	Nil	N/A	N/A	N/A	N/A	$70,228	$795,562	N/A	N/A

Salma Seetaroo	Nil	N/A	N/A	N/A	N/A	$70,228	$659,477	N/A	N/A

Notes:

1.	All share-based awards are made in CAD$.
2.	The market value of DSUs vested during the year is converted to US$ using the 2025 year-end exchange rate of CAD$1.00 = US$0.7296, and is calculated as the number of DSUs vested in 2025 times the closing price of the Company’s Common Shares on the TSX one day prior to the date of vesting, which was CAD$6.62 (US$4.83).
3.	The value of vested DSUs not yet paid out has been converted to US$ using the 2025 year-end exchange rate of CAD$1.00 = US$0.7296, and calculated as the number of DSUs outstanding times the closing price of the Company’s Common Shares on the TSX at December 31, 2025 of CAD$13.45 (US$9.81).
4.	All DSUs were fully vested upon granting but are not realizable until termination.

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Schedule “C”

Corporate Governance

Commitment to Responsible Mining	C-1
2025 Highlights	C-1
Sustainability Governance	C-1
Health and Safety	C-3
Tailings Management	C-4
Climate Change	C-5
Water Stewardship	C-7
Biodiversity	C-8
Human Rights	C-8
Environmental Management	C-9
Community Relations	C-9
Sustainability Site Initiatives Undertaken in 2025	C-10
Metrics and Targets	C-11
Sustainability Reporting and Disclosure	C-11
Corporate Governance Policies	C-12
Information / Cyber Security	C-12
Disclosure of Corporate Governance Practices	C-12
Board of Directors	C-12
Enterprise Risk Management	C-13
Audit Committee	C-14
Corporate Governance and Nominating Committee	C-14
Compensation Committee	C-15
Sustainability Committee	C-15
Board and Committee Assessments	C-15
Orientation and Continuing Education	C-16
Site Visits	C-16
Shareholder Engagement	C-16
Ethical Business Conduct	C-17
Strategic Planning	C-18
Share Ownership Policy	C-18
Diversity	C-19
Director Tenure	C-20
Succession Planning	C-21
Director Attendance Record	C-21
Director Skills and Areas of Expertise	C-22

APPENDIX “A” – Board Mandate

Commitment to Responsible Mining

Fortuna sees sustainability as the creation of long-term economic, social, and environmental value for our stakeholders. This understanding has led us to make a fundamental commitment to integrate sustainability into our governance, business strategy, organizational culture and day-to-day operations.

2025 Highlights

Key highlights of the Company’s governance performance for 2025 include:

•	Health and Safety: Safety has remained a central focus, with continued emphasis on critical risk management and the Zero Harm programs fostering safer workplaces and reinforcing a culture of accountability, although challenges remain. While the Company’s injury frequency rates remained below target in 2025 with a Total Recordable Injury Frequency Rate (TRIFR) at 0.74 for 1 million worked hours, this is overshadowed by a fatality at the Séguéla Mine involving a subcontractor in February 2025. (See page C-3).

•	Tailings Management: The Company continues to progress with its five-year plan to adopt the Global Industry Standard on Tailings Management (“GISTM”) and achieve compliance for all Company owned tailings storage facilities (“TSFs”) by the end of 2027, with the aim of enabling more informed decisions that prioritize public safety and minimize long-term liability. Tailings management continued to be treated as a key public safety factor. In 2025, we advanced engineering works, risk assessments, and operational planning across our tailings facilities, while further embedding governance aligned with GISTM. Progress was made through structured internal assessments, independent technical reviews, and strengthened documentation of credible failure modes and emergency preparedness. (See page C-4).

•	Climate Change: Since setting our greenhouse gas (“GHG”) emissions target in early 2024, the Company has made significant advancements in its efforts to address climate-change related risks. In 2025, the Company focused on implementing its priority GHG emissions reduction initiatives, strengthening resilience to climate-related physical risks, and advancing governance and management systems to support consistent performance monitoring and continuous improvement. (See page C-5).

•	Corporate Governance: During 2025, the Company continued to update and strengthen its corporate governance policies, including the adoption of a new Code of Conduct and Business Ethics (the “Code”) applicable to all directors, officers, and employees as well as third parties acting on behalf of the Company and its subsidiaries, including consultants, contractors, suppliers, and vendors. The Code emphasizes responsible and ethical conduct, summarizes the standards expected of each individual and provides practical guidance on how to perform work with integrity. (See page C-17).

•	Sustainability Report: In May 2025, we published our seventh annual Sustainability Report, prepared in alignment with the Sustainability Accounting Standards Board (“SASB”) Metals & Mining Standard and guided by International Financial Reporting Standards (“IFRS”) S1. The Report references Global Reporting Initiative (GRI) Standards. Our climate-related disclosure is aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”) and guided by International Financial Reporting Standards (“IFRS”) S2. We anticipate publishing our eighth Sustainability Report for the year ended December 31, 2025 in the second quarter of 2026. (See page C-11)

Sustainability Governance

Fortuna’s vision is to be valued by our stakeholders as a sustainable company and a leader in the precious metals industry. Our mission is to create sustainable value through growth of our mineral reserves, metal production and the efficient operation of our assets, while remaining firmly committed to safety, good governance, and social and environmental responsibility. Our Board is committed to providing effective oversight of the Company’s material risks. The Company’s Sustainability Committee (the “Sustainability Committee”), comprising members of the board

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of directors, assists in fulfilling our health, safety, security, environmental, sustainable development and social responsibility objectives and obligations. The Sustainability Committee is committed to ensuring that environment, social and governance (“ESG”) factors, including health and safety (see “Health and Safety” on page C-3), tailings management (see “Tailings Management” on page C-4), climate change (See “Climate Change” on page C-5), water stewardship (see “Water Stewardship” on page C-7), biodiversity (see “Biodiversity” on page C-8), human rights (see “Human Rights” on page C-8), environmental management (see “Environmental Management” on page C-9), and community relations (see “Community Relations” on page C-9), are integrated into the Company’s governance strategy and enterprise risk management processes. In 2025, sustainability metrics accounted for 30% of our short-term incentive plan metrics for senior executives (see Circular Schedule “B” - Statement of Executive Compensation page B-13).

Five out of eight of the Company’s directors have safety, sustainability and ESG expertise, defined as a demonstrable understanding of key environmental impacts for a mining company in multiple jurisdictions, including climate change risks and opportunities, sustainable development, workplace health and safety, social performance, license to operate, community engagement, human rights, and governance of these areas. The Board has overall oversight on ESG related matters and receives quarterly reports on ESG from an external consultant to ensure they remain up to date on the evolutions in the ESG landscape, including on regulatory and market expectations. The Sustainability Committee in turn works directly with management on ESG issues. In addition, all directors have human capital management expertise, defined as knowledge of sustained succession planning and talent development and retention programs, including executive compensation. All directors also have corporate governance expertise, defined as an understanding of the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity, and insider trading.

The Company’s Senior Vice-President Sustainability (“SVP Sustainability”) has accountability for ESG and sustainability at the executive leadership team level and reports directly to the CEO. The role of the SVP Sustainability is to lead the Company’s sustainability strategy and programs to maintain the value of our mineral assets and improve the sustainability of the Company’s operations while meeting key stakeholder expectations. In particular, the SVP Sustainability is accountable for tailings facility safety and for climate-related risks and opportunities management. The SVP Sustainability is also responsible for leading the Health and Safety, Security, Environment and Community (“HSSEC”) Corporate Committee.

The HSSEC Corporate Committee comprising members of management meets quarterly to assist the Company’s senior management in achieving its governance and management objectives in the areas of health, safety, security, environment and the community relations. The responsibilities of the HSSEC Corporate Committee are to:

•	Ensure alignment of corporate sustainability policies, framework, standards, goals and work plans throughout Fortuna and its subsidiaries.

•	Make recommendations to ensure the effective implementation of the corporate sustainability policies, framework, standards, goals, and work plans at operational level.

•	Review health, safety, security, environment and community management programs and their performance.

•	Propose measures to improve the effectiveness of HSSEC management.

•	Ensure best practices and successful initiatives are shared at all sites.

We have also established Regional Health and Safety, Environment and Community (HSEC) Committees in Latin America and West Africa. The Committees convene monthly and are chaired by their respective Chief Operating Officers and include Vice Presidents of Operation, Country Heads or General Managers of the operating mines and exploration projects, Sustainability Regional Directors and Managers and site HSEC Managers.

Finally, each operation has an HSEC committee and HSEC team to support the implementation of Corporate sustainability requirements and their specific risk-based HSEC management systems.

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The Company’s ESG and sustainability governance and management oversight structure is summarized below:

Health and Safety

Prioritizing health and safety fosters a culture of responsibility and care within an organization. Implementing safety standards, regular training sessions, and thorough risk assessments not only protect workers but also enhance productivity and morale. Workforce health and safety is a core pillar of our Sustainability Framework. Our corporate approach to workforce health and safety is built on a robust risk management framework, guided by three principles to achieve our Zero Harm aspiration and operational excellence: competent people, consistent systems and processes, and reliable assets and equipment.

Key events and initiatives in 2025 included:

•	Tragic Incident and System Strengthening: We regret to report a fatal incident at the Séguéla Mine in February 2025 involving a subcontractor, which occurred while an employee of a specialized service provider to the mining contractor was performing a planned fire extinguisher refilling activity. An

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investigation was conducted under corporate leadership resulting in the implementation of corrective actions, which have been integrated into our contractor risk management process and Critical Risk Management (“CRM”) framework, including, expanded deployment of the Zero Harm Leadership Program among contractor personnel. Following completion of the investigation and corrective actions, we prepared a formal incident summary report that was shared across all operating sites to enable each operating site to conduct a self-assessment to verify the applicability of the findings and confirm that relevant controls were effectively implemented within their own activities.

•	Beyond the tragic event at the Séguéla Mine, 2025 demonstrated tangible progress in safety. All the Company’s mines operated without a Lost Time Injury, and our Total Recordable Injury Frequency Rate (TRIFR) fell to 0.74, representing our strongest safety record to date. These results reflect strengthened CRM practices, leadership engagement and oversight, disciplined operational practices, and the growing maturity of our safety management systems.

•	CRM Program: We continued to advance our CRM Program across all our mining operations, which includes 15 CRM standards designed to eliminate fatal incidents in our operations. These standards mandate compulsory critical controls for all operations and include regular in-field monitoring processes (audits and inspections), as well as site awareness and training programs for our employees. As a significant portion of operational activities are performed by contractors and specialized service providers, contractor activities are required to comply with the same critical control framework applied to employees. Implementation is supported through defined contractual requirements, oversight mechanisms, and periodic performance assessments.

•	Zero Harm Leadership Program: We continued to deploy the Zero Harm Leadership Program across all subsidiaries. Delivered in collaboration with the University of São Paulo and grounded in the G-MIRM risk management framework, the program reached senior, site, and frontline leadership. In 2025, 515 individuals were trained across operations. Training coverage and validity are monitored through centralized systems, and structured e-learning modules supported continued development of CRM-related capabilities.

•	ISO Certification: The Lindero Mine and the Séguéla Mine achieved ISO 45001 certification, resulting in full ISO 45001 coverage across all producing operations. As a result, 100% of Fortuna’s producing operations are now certified under ISO 45001, reinforcing the consistency and integrity of occupational health and safety management practices across jurisdictions.

Tailings Management

On December 21, 2022, the Company published its Global Industry Standard on Tailings Management (GISTM) position statement (“GISTM Position Statement”), which articulates Fortuna’s approach to tailings management along with its implementation commitments. The objective is to improve the Company’s existing tailings management standard which is based on the standards of the Canadian Dam Association (“CDA”) and the Australian National Committee On Large Dams (“ANCOLD”) and use GISTM to guide the adaptation to a broader tailings management. Under this refined tailings management approach, the Company has committed to adopt GISTM and ensure compliance of all applicable requirements of GISTM for all Company owned TSFs, by the end of 2027. For future new TSF facilities, the Company has committed to achieve compliance to applicable GISTM requirements during the first year of operation.

A five-year plan has been created to develop the management system and tools needed to implement GISTM, and at the same time ensure its progressive and effective application in the field. Over the last three years, the Company has updated its TSF Technical Standard, initially based on the CDA, and developed two additional standards to support the implementation of GISTM, being our TSF Governance Standard and our TSF Social Standard.

During 2025, the Company completed the following as part of its implementation of GISTM:

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•	Technical Engineering and Risk Reduction Initiatives: Several engineering, design and risk reduction initiatives were implemented across the Company’s TSFs at Séguéla and Caylloma and studies were completed at the Diamba Sud Project.

•	Governance and Compliance Progress: We expanded internal compliance assessments as part of the Company’s progressive GISTM implementation roadmap, incorporating additional requirement mapping and strengthened documentation across sites. Based on internal assessments, we have addressed our annual compliance target for the implementation of applicable GISTM requirements across the Company’s TSFs, with a view to achieving full GISTM alignment in 2027. Emergency Preparedness and Response Plans remained in place for all operational TSFs and were reviewed during the year in connection with updated failure mode evaluations and risk documentation. Closed and inactive facilities at Caylloma continued to be subject to structured monitoring, surveillance and governance oversight throughout the reporting period.

In 2026, the Company intends to continue advancing the technical and governance elements of our progressive GISTM implementation roadmap while ensuring public safety related to our TSFs.

In terms of operational tailings management performance during the year, we recorded zero significant tailings incidents across all TSFs under our control. We observed no seepage downstream from operational TSFs, and no movement or structural instabilities were detected during the reporting period.

Climate Change

Fortuna’s approach to climate is defined by two key ESG related documents which have been approved by the Board: (i) Fortuna’s climate change position statement, which was published on April 7, 2022, and which articulates our approach to climate change and our key climate related commitments, and (ii) Fortuna’s objectives, metrics, and targets concerning its greenhouse gas (“GHG”) emissions reduction pathways, as described in our news release dated February 8, 2024.

We recognize that climate change is a major global challenge that could have near term significant impacts on operations, host communities, resources used in production, the economy and society in general. Climate change is a systemic risk with the potential to affect our mine infrastructure and operations, the regulatory frameworks under which we operate and the demand for the minerals we produce.

We recognize the current climate change science and support the goals of the Paris Agreement and the recommendations of the TCFD. The Company is committed to analyzing the risks and opportunities of climate change on our business activities, to integrating climate change factors into our long-term strategic planning and developing short-term tactical climate change action plans. Our approach to climate change management is guided by three key pillars, which align to the climate change factors that were identified in a Climate Change Materiality Assessment as having the greatest potential to influence the Company’s value: (1) reduce GHG emissions by promoting resource efficiency and increasing the use of renewable energy sources; (2) build resilience to the physical risks of climate change at our operations and projects; and (3) continuously improve the performance of our governance and climate change action plans based on climate change science, regulatory and voluntary frameworks and international standards.

The Company’s climate change governance is supported by a robust framework that incorporates climate change factors into decision-making, including Board oversight and senior management accountability which is reflected as follows:

•	The Sustainability Committee has oversight of climate change factors.
•	The SVP Sustainability is accountable for identifying, assessing, managing and reporting on climate change factors to senior management and the Board on a regular basis.
•	Our Country Heads or General Managers have responsibility for managing climate change risks and opportunities at the local and site level.

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The Company is committed to enhancing the integration of climate-related risks into its enterprise risk management processes to ensure that the unique nature of climate-related risks is appropriately considered and prioritized. The Company will identify and assess climate-related risks and opportunities over the short, medium, and long term, and develop climate change action plans at the corporate level and at site level, based on risk and opportunity assessments.

In early 2024, we disclosed our GHG emissions reduction target. The Company set a target to reduce Scope 1 and Scope 2 GHG emissions by 15% by 2030, compared to “business as usual” forecast GHG emissions in 2030 if no intervention measures were taken.

The Company is also committed to supporting the global ambition of net-zero GHG emissions by 2050 through investing in technology, energy efficiency initiatives, and renewable energy over the long-term, where such investments are reliable, affordable, and competitive.

1.     Reducing GHG Emissions:

The most material emissions reductions during 2025, and those expected to drive further improvements in 2026, are associated with the implementation of the Company’s priority GHG emissions reduction initiatives:

•	Caylloma Mine – Renewable electricity supply: Transition to 100% renewable electricity completed in 2022, delivering ongoing Scope 2 emissions reductions.

•	Caylloma Mine – Hydraulic backfill plant: Commissioned in May 2025, reducing diesel consumption associated with underground tailings haulage and backfill activities, with a partial-year impact in 2025.

•	Lindero Mine – On-site solar power plant: Commissioned in June 2025, resulting in a partial-year emissions reduction impact in 2025, with a full-year impact expected in 2026.

•	Séguéla Mine – On-site solar power project: Under development during 2025 with commissioning expected in mid-2026, with initial GHG emissions reduction impacts expected from 2026, subject to operational performance.

Together, these projects represent the core levers supporting progress toward Fortuna’s longer-term GHG emissions reduction objective. In terms of Scope 1 and Scope 2 GHG emissions reduction during the year, we recorded approximately 11% lower emissions than the projected “business as usual” level, corresponding to an estimated reduction of approximately 17,000 tCO₂e. Meanwhile, our emissions intensity per gold equivalent ounce increased modestly from 0.38 to 0.41 tCO₂e/Au-eq oz. These changes reflect the impact of emissions reduction initiatives implemented during the year, as well as changes in production profiles and the Company’s operating portfolio.

2.     Climate Resilience and Site-Level Risk Mitigation Actions:

Site-level studies and mitigation measures implemented during the year addressed risks associated with flooding, drought, and water availability, supporting operational continuity and long-term asset integrity.

•	At Séguéla, drought and flood risk and mitigation studies identified opportunities related to water balance and surface water management.

•	At Lindero, drought risk and mitigation assessments reinforced the importance of effective water management in a region characterized by naturally variable water.

•	At Caylloma, the completion of the Stage 3 TSF in July 2025 strengthened site resilience by securing tailings storage capacity through 2029.

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3.     Governance, Standards, and Continuous Improvement:

During 2025, we advanced the readiness of our Energy and GHG Emissions Management Standard across all operating sites. At the same time, we enhanced our centralized sustainability data management system to enable consistent registration, tracking, and monitoring of energy efficiency and GHG reduction initiatives across our portfolio. As part of this effort, we completed an initial pre-assessment to evaluate site practices against the GHG Emissions Management Standard, identify key gaps, and define implementation priorities. The results of this review guided our 2026 focus, including user onboarding, strengthening internal oversight, and the structured rollout of initiative registration and monitoring through the centralized system.

Water Stewardship

We have developed policies and standards to support effective water management. In our Environmental Policy, we commit to protect water sources, reduce water use, recycle, and reuse wastewater wherever possible and ensure water effluents are minimized and discharged according to regulatory requirements. This requires the Company to actively engage with governments, local authorities, local communities, and other stakeholders on external water governance issues to support sustainable, consistent, and effective measures that underpin integrated water resource management. Our Community Relations Policy and our Human Rights Policy are company-wide policies that articulate a commitment to respecting the human rights of all individuals impacted by our operations, including employees, contractors, the communities in which we operate, and other external stakeholders. The Human Rights Policy includes a specific commitment of the Company to respect the right to water, among other important rights.

The Sustainability Committee provides oversight of water management, and the SVP Sustainability has Executive-level responsibility for water management and is the Accountable Executive for TSFs as per GISTM, which is closely related to water management. At the Corporate level, the Corporate Director, Geotechnical, Tailings and Water leads the development and the implementation of the Company’s tailings and water management standards and programs to ensure the compliance and performance of our sites’ operations regarding the applicable management practices. In addition, the HSSEC Corporate Committee ensures the alignment of subsidiary-level environmental initiatives, including water management. At the regional and site level, there are HSSEC or equivalent committees responsible for all areas of sustainability applicable to the business, including water management.

Fortuna assesses each site’s water needs using a risk-based approach considering the local social environment and climatic conditions to develop operational water balance and management plans. Fortuna has placed particular focus on managing water use in regions facing challenges of high-water stress. At our TSFs, water management plans optimize water consumption and recycling, with an emphasis on closed water management circuits to eliminate or reduce the need to discharge effluent water from our process plants or TSFs. Our water management plans also include participatory monitoring with local authorities and communities to identify discharges that could impact water quality or other concerns of our stakeholders.

To ensure oversight and internal control of the use of water in our operations, we have set-up indicators to monitor water use and a specific KPIs target related to the freshwater consumed per tonne of processed ore which is monitored and reported to management at the Corporate level each month. Performance against this target is also reported to the Sustainability Committee and the HSSEC Corporate Committee on a quarterly basis.

In 2025, we continued to strengthen our water management practices, focusing on regulatory compliance, risk management, and operational resilience. During the year, we recorded zero incidents of non-compliance with water quality permits, standards, or regulations, and received no significant water-related grievances from local stakeholders, supporting the maintenance of our social license to operate. We advanced the implementation of our Water Management Standard across operating sites, assessed through internal reviews and audits. As a result, we achieved an overall compliance level exceeding our internal target. Audit findings informed targeted corrective actions and continuous improvement measures at the site level, including enhanced documentation, monitoring, and governance processes. Water-related physical climate risks identified through site-level assessments were actively managed in 2025. Action plans addressing drought and flood scenarios, derived from water and climate risk

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studies, were implemented and completed by year-end. As part of this approach, we updated site-wide water balances to improve understanding of water availability, recycling, and reuse under varying operating conditions.

In term of oversight, we monitor water performance using intensity-based indicators to support internal performance management and analyze trends over time. In 2025, variations in total water withdrawal and consumption compared to the previous year were influenced by changes in our operating portfolio following recent divestments, as well as by site-level production and operating conditions. These factors contributed to an improvement in water use efficiency, with water consumption per tonne of processed ore decreasing to 0.21 m³/t from 0.35 m³/t in 2024, meeting our 2025 target. Additionally, 65% of total water withdrawn was recycled and reused, reflecting our ongoing efforts to optimize water use within processing circuits and site water balances. Finally, during the year, we recorded zero incidents of non-compliance with water quality permits, standards, or regulations, and received no significant water-related grievances from local stakeholders, supporting the maintenance of our social license to operate.

Biodiversity

The Sustainability Committee provides oversight of biodiversity, and the SVP Sustainability has Executive-level responsibility for biodiversity. The HSSEC Corporate Committee ensures the alignment of subsidiary-level environmental initiatives, including biodiversity, through the Sustainability Framework. Each operating mine has a health, safety, security and environment committee responsible for environmental factors, including biodiversity.

Our biodiversity management seeks to comply with the national regulations of our host countries and is based on international best practices – including the guidelines provided by International Finance Corporation (IFC) Performance Standard 6 (PS6) on biodiversity conservation and sustainable management of living natural resources, as well as emerging concerns outlined by the Taskforce on Nature-related Financial Disclosures. Biodiversity impacts are considered from early on in our project development lifecycle by ensuring biodiversity impact assessment and management plans are integrated in initial environmental and social impact assessments. These management plans are then implemented and regularly updated during the operational phase of the resulting mines, with biodiversity issues also further addressed in mine closure plans to cover the post-operations phases of our assets’ lifecycles.

We monitor plant and animal species included in the International Union for Conservation of Nature Red List of Threatened Species, the Convention on International Trade in Endangered Species and local regulations, where applicable.

In 2025, we recorded zero exploration or mining operations in protected areas, zero significant biodiversity incidents recorded and the absence of regulatory non-compliance associated with biodiversity or significant biodiversity grievances from local stakeholders.

Human Rights

We are committed to respecting human rights, including the rights of Indigenous Peoples, and adopting responsible security practices in our operations and supply chain. We are also committed to respecting and protecting local customs, traditions and community rights. Our commitments are further supported by the following policies: Community Relations Policy; Human Rights Policy; Code of Conduct and Business Ethics; Supplier Code of Business Conduct and Ethics; and Diversity, Equity and Inclusion Policy.

In 2025, we recorded zero recorded cases of violations of human rights related to discrimination, freedom of association, child labour or forced labour involving our employees or contractors, and actions towards our communities. In term of training, 100% of our internal security personnel, 98% of our external security personnel (private providers, contractors) and 72% of our employees received human rights training in 2025.

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Environmental Management

The Company is committed to ensuring that the highest possible standards of environmental management are followed in all areas of our business activities. Environment is one of Fortuna’s core values and is a pillar of our Sustainability Framework. Our Environmental Policy aims to prevent, avoid, minimize, mitigate, and, when appropriate, offset our negative impacts on ecosystems, and to proactively manage environmental risks associated with our activities, with the primary goal of attaining zero harm.

All phases of the Company’s operations are subject to environmental laws and regulations in the jurisdictions in which it operates, in addition to our policy and standards. These environmental regulations provide directives and standards to avoid and/or limit spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination.

The Company conducts regular environmental risk assessments of its operations. The overall objective is to assess key environmental risks and their associated controls and to assess regulatory compliance. Environmental statistics are collected from each of our operations on a monthly basis. Targets for environmental management Key Performance Indicators/KPIs are set each year and were also one of the factors used in determining management compensation.

In 2025, our three operating mines were certified or recertified ISO 14001 and we recorded no significant spills or environmental incidents, and no regulatory sanctions, fines or legal proceedings relating to environment or sustainability. To the best of management’s knowledge, the Company complies in all material respects with all environmental laws and regulations applicable to its exploration, development and operating activities, including the renewal of environmental permits where applicable.

Community Relations

Mining activities interact closely with surrounding communities, creating both risks and opportunities that can directly influence operational continuity and long-term success. Over time, building positive community relations reinforces the Company’s social license to operate, facilitates permitting processes, and contributes to shared socio-economic resilience in the regions where we operate. Our Community Relations Policy outlines Fortuna’s key community-related commitments, aiming to achieve zero significant community disputes in all our operations. In addition, we have identified community relations indicators related to community engagement, local employment, and local procurement.

Over the past five years, we have strengthened key community relations performance indicators, particularly in local employment and procurement, based on our definition of “local” linked to the area of influence of our mining operations and social license to operate. Local employment has historically represented a significant share of our workforce, exceeding 40% between 2021 and 2024. In 2025, this proportion decreased to 33%, primarily reflecting changes in our operating portfolio following recent divestments, which previously contributed to higher levels of local employment. At the national level, employees from host countries represented approximately 93% of our total workforce in 2025, while 90% of our procurement spending was directed to nationally based suppliers. In parallel, the share of mining area local suppliers is 17% at the end of 2025.

In 2025, no significant1 community disputes were recorded, and zero non-technical delays were recorded at any operation due to stakeholder opposition, community concerns, or related social factors.

1 The term “significant” refers to environmental or social events with consequences classified as “Moderate” or higher under Fortuna’s Corporate Risk Matrix, meaning disputes or non-technical delays arising from pending community or stakeholder concerns that are not material for the Company.

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Sustainability Site Initiatives Undertaken in 2025

Examples of sustainability initiatives undertaken in 2025 by our operations in Latin America and West Africa include:

Lindero Mine (Argentina)

Social Housing Construction in Tolar Grande: One of the most significant challenges identified in respect of the community of Tolar Grande, located in Argentina’s Salta province, has been the shortage of safe and dignified housing, which directly affects quality of life and long-term community stability. To help address this need, Mansfield Minera S.A. partnered with the local municipality to support a housing initiative aimed at expanding access to safe and adequate living conditions for local families. Through this collaboration, the construction of six social housing units is currently underway in Tolar Grande. The project is progressing steadily, reaching 60% completion as of 2025, with final delivery expected by mid-2026. Once completed, these homes will provide safe, functional, and dignified living spaces for families in the community, directly contributing to improved well-being and long-term stability.

Caylloma Mine (Peru)

Productive Development Program: In the highlands of Caylloma, Arequipa, alpaca herding is the main livelihood for families living near Minera Bateas SA’s operations. Recognizing these communities as strategic neighbors, the Company has implemented a Productive Development Program aimed at enhancing the resilience and sustainability of local alpaca production systems. The program responds to key challenges including low productivity due to limited technology, climate-related pressures such as forage scarcity and water constraints, and restricted market access where intermediaries capture most of the value. These factors limit income generation and reinvestment capacity for producers. To address these challenges, the program is structured around three pillars: improving alpaca productivity, promoting sustainable pasture management, and strengthening commercial access. To date, 52 producers have benefited from productivity interventions, with over 16,000 animals receiving veterinary care and more than 4,000 supported through supplementation. Mortality rates reached 4.2%, showing improvement compared to 2024. In pasture management, 18 producers have benefited from 10 irrigation systems, 5.2 hectares of cultivated pastures, and lambing infrastructure. In addition, 98 producers participated in commercial activities, selling 1,391 animals and generating over S/ 386,000 (Peruvian soles, approximately $104,300 USD) in income, a 37% increase.

Séguéla Mine (Côte d’Ivoire)

Village Savings and Credit Association (AVEC): Since 2022, our operations at Roxgold Sango SA have supported initiatives aimed at strengthening the economic resilience of rural women. While early efforts focused on income-generating activities such as market gardening, cassava cultivation, processing training, and the provision of agricultural equipment, an important gap remained: access to financial liquidity. Women consistently expressed the need for greater financial autonomy to sustain and grow their activities. In response, we supported the establishment of Village Savings and Credit Associations (AVEC, from the French Associations Villageoises d’Épargne et de Crédit), a community-based model designed to enable women to mobilize their own financial resources without reliance on external funding. Operating outside traditional banking systems, which often impose barriers for rural populations, AVEC groups provide an accessible and locally managed financial solution. Organized into groups of approximately twenty members, women meet weekly to contribute small savings—typically between 500 and 1,000 CFA francs (approximately $0.80 to $1.60 USD), with flexibility to contribute more depending on their means. After an initial savings period of three months, members can access loans from the pooled fund to finance individual or collective micro-projects. These loans are repaid with interest, reinforcing the sustainability of the system. At the end of each cycle, members receive their savings and earnings proportionally, enabling them to invest in larger projects. The results to date demonstrate the tangible impact of this model. Across the communities of Kouego, Tiema, and Bangana, 168 women have joined AVEC groups, collectively saving over 13,537,000 CFA francs (approximately $21,700 USD). More than 7,167,500 CFA francs (approximately $11,500 USD) have been distributed as loans to support micro-enterprises such as fabric and clothing sales, bread production, and juice businesses. In addition, the groups have mobilized over 762,800 CFA francs (approximately $1,200 USD) in solidarity funds, providing support to members during both challenging and celebratory moments.

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Diamba Sud Project, Senegal

Market Garden Initiative: A flagship initiative of Boya SA is the market garden developed in the Kharakhéna village, designed in close collaboration with women in the community to create new income-generating opportunities and strengthen food security. Following the initial phase of implementation in 2024, the project reached an important milestone with the first harvest of lettuce in April 2025. This produce is now being sold in local markets, marking the beginning of tangible economic returns for participating women. In addition to lettuce, other crops planted in the garden are developing well and are expected to contribute to diversified harvests in the coming cycles. The initiative has already generated meaningful social and economic benefits. Beyond the income derived from agricultural sales, the project has strengthened women’s skills in cultivation techniques, collective organization, and small-scale agribusiness management. It has also reinforced community cohesion, as participants work together in managing shared agricultural plots and decision-making processes. In response, Boya SA has initiated plans to develop additional water infrastructure, including the construction of a well and water retention basins. These investments aim to ensure a more stable and sustainable water supply, enabling the garden to expand production capacity and secure long-term viability.

Metrics and Targets

Based on a materiality assessment process, the Company identifies key performance indicators and targets where relevant to allow Fortuna to monitor and report on its performance in relation to sustainability related risks and opportunities. This includes monitoring the progress towards any targets the entity has set, and any targets required to be met by law or regulation. At Fortuna, the following key elements underpin our approach to metrics and targets:

•	Alignment with Governance, Sustainability Strategy and Risk Management. Metrics and targets are used to monitor against the desired outcome or result expected of the strategy and support with implementation of the sustainability strategy and ongoing monitoring and oversight of sustainability risks and opportunities.

•	Metrics. Metrics are identified and monitored for each sustainability-related risk and opportunity that could reasonably be expected to affect the Company. A methodology is defined to calculate the metric and the inputs to the calculation, including the limitations of the method used and the significant assumptions made.

•	Targets. Targets are set to monitor progress towards achieving the strategic goals. The setting of targets should consider: quantitative or qualitative specificity, period of measurement, period from which progress is measured, milestones and interim targets, performance against each target and an analysis of trends, revisions to the target and an explanation for those revisions where applicable.

Sustainability Reporting and Disclosure

The Company measures and discloses its sustainability performance using SASB Metals & Mining Standard, GRI Universal Standards (2021) and GRI 14, TCFD and IFRS S1 and S2.

Management provides reports on sustainability, including updates on ESG matters, and updates on sustainability key performance indicators to the Board at least on a quarterly basis through the Sustainability Committee, as well as to its HSSEC Corporate Committee.

Under the Company’s Enterprise Risk Management (“ERM”) Program, the Board receives a global corporate risk report and a formal update from the ERM department on a quarterly basis. Sustainability matters are mapped on the enterprise risk matrix. (See “Enterprise Risk Management” on page C-13).

In addition, each operating subsidiary provides a report on its sustainability performance as part of its monthly production review, including progress toward operational KPIs corresponding to the Company’s material ESG factors.

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On May 21, 2025, the Company announced the release of its seventh annual sustainability report for the fiscal year ended December 31, 2024 (the “2024 Sustainability Report”), which is available on its website in English, Spanish and French. The 2024 Sustainability Report details the Company´s performance on key ESG indicators during 2024. The 2024 Sustainability Report highlights Fortuna´s sustainability management and initiatives at each operating mine as well as our contributions within our host countries. The 2024 Sustainability Report also includes a dedicated Sustainability data section containing disclosure under SASB Metals and Mining Standard, the TCFD Recommendations, and the GRI standards.

We anticipate publishing our eighth sustainability report for the fiscal year ended December 31, 2025 in the second quarter of 2026.

Corporate Governance Policies

The Company reviews its corporate governance policies, including those related to ESG, with external advisors once a year, and more often in the event that changes are required or new policies are adopted.

Copies of material corporate policies, frameworks and position statements can be found on the Company’s website.

Information / Cyber Security

The Company has established and continues to enhance security controls to protect its information systems and infrastructure. Our goal is to ensure adequate protection of our information assets in accordance with internal policies and controls, business requirements and relevant laws and regulations.

Our Board provides top level oversight of risks relating to our information security and of related policies and practices. Senior management, corporate IT security officer and our corporate Director of Information Technology are responsible for establishing, implementing and maintaining corporate information security policies and standards.

Our business units are responsible for ensuring the implementation of controls and protocols within their respective jurisdictions, led by local IT staff. The senior management team, IT staff, local site management and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of our information systems is responsible for complying with the controls and policies that we establish, and for reporting any potential information security incidents of which they are aware.

We engage in ongoing cybersecurity awareness training including phishing simulation campaigns to develop information security skills for all employees. The Company has implemented artificial intelligence usage guidelines (the “AI Guidelines”) for use across our operations, which provide clear protocols when interacting with artificial intelligence (“AI”) platforms to mitigate the risk of accidental disclosure of non-public information. The AI Guidelines have been put in place on an interim basis until the Company commences and completes an internal project to determine a corporate strategy for the use of AI within the organisation.

Disclosure of Corporate Governance Practices

Pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to and hereby discloses its corporate governance practices as follows.

Board of Directors

Since February 2021, our Board has been led by an Independent Chair, David Laing, an experienced mining executive. As Chair of the Board, David also chairs the independent directors’ sessions that are held at the end of every Board meeting and as may otherwise be required.

The Chairman of the Board and a majority of the Board are independent. The Board considers David Laing, David Farrell, Alfredo Sillau, Kylie Dickson, Kate Harcourt and Salma Seetaroo to be “independent” according to the

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definition set out in NI 58-101. Jorge Ganoza Durant is not independent as he is the President and Chief Executive Officer of the Company. Mario Szotlender is not independent as he is paid a consulting fee by the Company.

All eight of the Company’s Directors have corporate governance expertise, defined as an understanding of the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.

The Board must comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. To the best of our knowledge, the Company is not aware of any existing or potential conflicts of interest between the Company or any of its directors or officers that have not been disclosed to the Board, except that some of the Directors serve as directors of other public companies. This information is listed under the profiles of our directors, where applicable, starting on page 4 of this Circular. As at the date of this Circular, no members of the Board served together on the boards (or board committees) of other public companies.

Special committees of the Board may be appointed to consider special issues from time to time and, in particular, any issues that may involve related party transactions, including as defined and in compliance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. A special committee of the Board may retain outside advisors at the Company’s expense in appropriate circumstances.

The independent directors hold meetings at the conclusion of every Board meeting and as otherwise thought fit. At these meetings, non-independent directors and members of management are not in attendance. In 2025, the independent directors met eight times.

The Board has adopted a Corporate Governance Manual which includes the Board mandate and position descriptions for the Chair and the CEO. The mandate of the Board is set out in Appendix “A” to this Schedule “C”. The Company also has written position descriptions for the Chairs of the Board committees. The quorum for meetings of the Board and its committees is a majority of the Directors or Committee members, as applicable.

Enterprise Risk Management

The Board is responsible for the Company’s overall risk oversight. The Company has an Enterprise Risk Management Program in place and maintains a central risk registry. The global risk management program was implemented to ensure consistency in how operating sites and different areas within the Company identify, assess, manage, document and report on risks. All locations follow the same methodology and assess risks (impact and probability) using Fortuna’s Enterprise Risk Matrix. The Company’s risk matrix assesses risks from an operational, financial, reputational, social, occupational health and safety and environmental perspective. The environmental component of the risk matrix includes climate change considerations to ensure proper consideration of this topic while assessing risks.

The risk program is facilitated by the corporate ERM team and consists of periodical detailed workshops within each area of the operating sites as well as quarterly interviews with site leaders and corporate function owners (e.g., Tailing Management, Technical Services, Finance, etc.). The process follows a bottom-up approach as information flows from local managers to Country Heads, Regional Leadership and Senior Management.

The results of the quarterly risk review are consolidated into a site and regional specific risk reports and distributed to local and regional management. Senior Management and the Board receive a global risk report and a formal update from the ERM department on a quarterly basis.

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Audit Committee

Members:	Kylie Dickson (Chair), Alfredo Sillau, David Farrell
Committee Independence:	100%

Under the supervision of the Board, the Company’s Audit Committee has overall responsibility for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by management, the Company’s internal and external audit process, and monitoring compliance with the Company’s legal and regulatory requirements with respect to its financial statements.

In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board. The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company’s financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of management.

The Audit Committee has a written Charter which sets out its mandate and responsibilities. The Audit Committee Charter contains a provision which provides that no member of the Audit Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Due to her education and experience as a Chartered Professional Accountant, Kylie Dickson has been designated by the Board as the Audit Committee financial expert of the Company.

Corporate Governance and Nominating Committee

Members:	David Farrell (Chair), Kylie Dickson, Salma Seetaroo
Committee Independence:	100%

Under the supervision of the Board, the Company’s CG&N Committee has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The CG&N Committee is also responsible for identifying and recommending to the Board possible candidates for the Board as necessary, after considering the competencies and skills the Directors as a group should possess and considering the appropriate size of the Board.

The CG&N Committee has a written Charter which sets out its mandate and responsibilities. The CG&N Committee Charter contains provisions which provide that:

•	The nomination process section of the CG&N Committee Charter reflects that the Committee will consider recommendations on director nominees appropriately submitted by shareholders; and

•	The composition section of the CG&N Committee Charter requires that at least one member of the Committee shall be a woman.

The CG&N Committee is responsible for identifying individuals and recommending to the Board those qualified to become new Board members. New nominees must have a track record in general business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve. Recommendations for nominees as appropriately submitted to the CG&N Committee will also be considered as part of the process. The Board adheres to the following process, with the input and advice of the CG&N Committee, prior to nominating or appointing individuals as directors:

•	The Board determines the appropriate size of the Board, with a view to facilitating effective decision-making.

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•	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.

•	The Board assesses what competencies and skills each existing director possesses.

•	In accordance with the CG&N Committee Charter, the Board considers recommendations appropriately submitted by shareholders.

•	In accordance with the Company’s Board and Management Diversity Policy, the Board considers diversity when reviewing potential candidates for appointment to the Board.

Compensation Committee

Members:	David Farrell (Chair), David Laing, Alfredo Sillau
Committee Independence:	100%

The Company’s Compensation Committee has overall responsibility for recommending levels of executive compensation that are competitive and motivating in order to attract, hold and inspire senior officers and directors. The Compensation Committee approves the corporate goals relevant to the CEO’s compensation and evaluates the CEO’s performance in light thereof. It also makes recommendations to the Board regarding CEO, CFO and director compensation, bonus plans for management and key employees, and equity-based plans such as share unit plans.

The Compensation Committee has a written Charter which sets out its mandate and responsibilities. The Compensation Committee Charter contains a provision which provides that no member of the Committee shall have served as the CEO of the Company or of an affiliate, within the past five years, or as the CFO of the Company or of an affiliate, within the past three years.

Sustainability Committee

Members:	David Laing (Chair), Mario Szotlender, Kate Harcourt, Salma Seetaroo
Committee Independence:	Majority

Under the supervision of the Board, the Company’s Sustainability Committee is responsible for:

•	reviewing the health, safety, security, environmental, sustainable development and social responsibility policies of the Company;

•	monitor the health, safety, security, environmental, sustainable development and social responsibility performance of the Company; and

•	assess the effectiveness of the Company’s health, safety, security, environmental, sustainable development and social responsibility policies and practices.

It also reviews reports from management on the identification, assessment and management of risks relating to health, safety, security, environmental matters and social responsibility matters and reports to the Audit Committee and the Board in respect thereof.

The Sustainability Committee has a written Charter which sets out its mandate and responsibilities. The Sustainability Committee Charter contains a provision which includes explicit mention of the Sustainability Committee’s oversight of climate change.

Board and Committee Assessments

The CG&N Committee annually assesses the effectiveness of the Board and how well it is meeting its objectives, and the performance of individual directors. In addition, each Committee conducts an annual assessment of the effectiveness of such Committee and its Chair.

The assessments are conducted through written questionnaires completed by the Committee members. The questionnaires include, as applicable, a Board appraisal, an evaluation of each director’s performance, a Committee self-appraisal on responsibility and effectiveness, and an evaluation of the Committee Chair. The Committees then report the results of their reviews to the Board.

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The Board evaluation was conducted in early 2026 and focused on the Board as a whole and the supporting work of the committees. Topics in the questionnaire included: current performance, strengths, need for improvement, access to management, the sufficiency and risks of blindspots in the information provided to Directors, and strategic and planning initiatives. Upon completion of the assessment, relevant feedback from the Directors was reported to the rest of the Board and to the CEO in the ongoing effort to strengthen communication lines between Directors and between the Board and management.

While assessment questionnaires are completed annually, an enhanced Board evaluation, which includes a one-on-one interview between each Director and the Chair of the CG&N Committee, is conducted every second year. The next enhanced Board evaluation process will occur in 2027.

Orientation and Continuing Education

Management will ensure that a new appointee to the Board receives the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director pursuant to applicable law and policy. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation to the nature and operations of the Company’s business will be necessary and relevant to each new director. Continuing education for directors is provided as such need arises and open discussion is encouraged at all meetings, a format that fosters learning by the Directors. Each Director of the Company has the responsibility for ensuring that he or she maintains the skill and knowledge necessary to meet his or her obligations as a director.

As part of the continuing education of directors, management makes regular presentations to the Board on specific aspects of the Company’s business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. The Company also encourages its directors to attend conferences, seminars or courses on subjects related to their role on the Board or, when appropriate, Board Committees.

A minimum of two structured additional educational seminars on different topics are arranged for the Directors each year. Topics for presentation are suggested annually by the Directors and are determined by management in consultation with the Chair of the CG&N Committee. In 2025, educational seminars included: The Opportunities of Artificial Intelligence; and Return of Capital Perspectives.

The Board also receives quarterly reports on ESG trends from external consultants to ensure they remain up to date on the evolutions in the ESG space. In late 2024, the Board approved all strategic plans for 2025, budgets and targets, including those related to ESG.

Site Visits

The Directors routinely visit the Company’s operations. In November 2025, the Directors visited the Séguéla Mine in Côte D’Ivoire. Site visits enable the Directors to stay at site and view the operations, meet with local management, employees and contractors. They also have the opportunity to meet with local community leaders, and to see local Company-sponsored education initiatives. There are more planned site visits for 2026.

The Directors receive an in-depth monthly report from management with ad hoc reports delivered as needed. As well, at each of the quarterly meetings of the Board, Directors receive a detailed report and presentation on each of our business units and meet with selected members of regional management.

Shareholder Engagement

The Company recognizes the importance of maintaining consistent engagement with its shareholders and broader stakeholder groups. Open, transparent, and timely communication is essential to understanding external perspectives on matters affecting the Company and to addressing questions, concerns, or suggestions that may arise.

To foster meaningful relationships and support transparency, the Company engages through the following key channels:

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•	Investor Relations: Shareholders, investors, journalists, and the general public have direct access to Fortuna’s Investor Relations team through the Company’s website, publicly available corporate materials, and a dedicated investor relations email address. We encourage engagement and provide timely, transparent communication on the Company’s operations and strategic direction.

•	Quarterly Earnings Calls: These calls are hosted online by the CEO, CFO, and the Chief Operating Officers for Latin America and West Africa. Participation details are announced in advance by news release. A webcast presentation is prepared to accompany each call. The calls are open to the public and provide investors, analysts, and media representatives with an opportunity to engage with senior management. Recordings, transcripts, and webcast presentations are archived on the Company’s website.

•	Investor and Media Engagement: In 2025, the Company conducted 216 in-person and virtual meetings with sell-side analysts, institutional and retail investors, trade publications, including 28 Tier 1 media outlets, social media influencers, and traditional media, fostering active dialogue with a broad range of stakeholders.

•	Institutional and Retail Investor Conferences: The Company regularly participates in leading precious metals and mining investment conferences to engage with shareholders and investors and communicate Fortuna’s strategy, performance, and growth outlook. The Company is represented at these events by senior management and members of the Investor Relations team, as appropriate. These events may also provide opportunities for media interviews and broader stakeholder engagement.

•	Site Visits: In 2025, the Company hosted site visits to the Lindero Mine in Salta, Argentina, in April and to the Séguéla Mine in Côte d’Ivoire in November. These tours provided participants with firsthand insight into the Company’s operations, culture, and sustainability initiatives, while enabling direct interaction with senior management and site-level leadership. The visits also supported on-site interviews and content capture that contributed to subsequent media coverage and digital communications.

•	Digital Communications: The Company uses its digital channels to amplify corporate communications, enhance visibility, and support engagement with investors, stakeholders, and the broader public. In 2025, the Company maintained an active presence on X, LinkedIn, and YouTube, and expanded its digital communications platform in 2026 with the launch of Instagram and TikTok. Fortuna has also begun engaging courteously through these channels in a measured manner, while avoiding extended dialogue on social media platforms.

•	Corporate Governance: The Company’s website provides transparent access to its governance policies, procedures, and whistleblower channels, which are overseen by the Board of Directors. These frameworks support the Company’s commitment to operating in the best interests of its employees, communities, and shareholders. Relevant governance information is also made available to proxy advisory firms, investors, and advocacy organizations upon request.

•	Disclosure: The Company files all required regulatory documents and news releases on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). The Company also holds an Annual General Meeting, which provides shareholders with an opportunity to engage with management and vote on corporate matters.

Ethical Business Conduct

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Accordingly, the Board adopted the Code in 2025 which has been filed on SEDAR+ at www.sedarplus.ca and is also available on the Company’s website and replaces the previous Code of Business Conduct and Ethics and Whistle-Blower Policy.  The Code applies to all directors, officers, and employees as well as third parties acting on behalf of the Company and its subsidiaries, including consultants, contractors, suppliers, and vendors. It emphasizes responsible and ethical conduct, summarizes the standards expected of each individual, and provides practical guidance on how to perform work with integrity, including by

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identifying expected behaviours, outlining processes for raising concerns, and directing individuals to appropriate internal resources when questions arise.

The Board must also comply with conflict-of-interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. Training on the Code was through online training to all employees, directors and officers in 2025.

In order to monitor compliance with the Code and provide an avenue for stakeholders (employees, officers, directors, suppliers, and customers) to raise concerns and be reassured that they will be protected from reprisals or victimization for whistle-blowing in good faith, the Code establishes the procedure for the receipt and treatment of reports by the Company, on a confidential or anonymous basis, regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties. Complaints may be reported to a manager or supervisor, or through the Company’s whistle-blower website: http://fortuna.ethicspoint.com. Reports are reviewed by the Company’s Audit Committee.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan, for approval by the Board and periodically throughout the year. The Board reviews the current and proposed operations of the Company and assesses the strategic plan’s strengths, weaknesses and overall results so that the plan can be adjusted as needed in a timely manner.

In 2021, the Company engaged external consultants to assist in the planning process which was conducted over a period of five months and involved meetings with management and the Board. The result was the adoption of a new strategic plan to cover the period from 2022 to 2026 to secure the long-term growth and value creation for the Company. The Board reviewed the progress of the strategic plan in November 2024.

The Board approves the annual corporate objectives and budget for the ensuing year and the five-year plan. In line with the strategic plan, the Company’s budget for 2026 was approved in December 2025. Management’s progress in meeting the strategic and operational goals is reviewed by the Board throughout the year and is considered when determining compensation. As part of its review, the Board believes its role is to balance performance and compliance by ensuring that management’s actions are consistent with the strategic goals; reflective of the corporate culture of the Company’s business; and in alignment with the Company’s risk tolerance.

Share Ownership Policy

Based on a recommendation by the Compensation Committee, the Board adopted in 2016 a Share Ownership Policy, as amended in March 2022, to reflect the completion of the acquisition of Roxgold Inc. in July of 2021 and the changes in the management structure of the Company. The Share Ownership Policy sets out share ownership guidelines which will enhance alignment of the interests of directors and executive officers of the Company with its shareholders. Minimum share ownership levels must be achieved within five years.

The CEO is required to have acquired Common Shares and/or share-settled Share Units of the Company having a value equal to three times the gross amount of his annual base salary; the CFO is required to have acquired Common Shares and/or share-settled Share Units having a value equal to two times the gross amount of his annual base salary, and each of the Chief Operating Officers and Senior Vice-Presidents must have acquired Common Shares and/or share-settled Share Units having a value equal to the gross amount of his annual base salary. Non-executive directors are required to hold Common Shares and/or DSUs of the Company having a value equal to three times the gross amount of their annual director retainer.

The status of the equity targets of the NEOs and directors and their holdings as at December 31, 2025 are as follows:

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Name	Required ownership as multiple of annual base salary / retainer	Required dollar value	Common Shares held	Share- settled Share Units held	DSUs held	Total holdings	Acquisition value of total holdings	Percentage of ownership target	Target met, or deadline for meeting target
NEOs
Jorge Ganoza Durant	3x	$2,265,000	1,212,864	563,062	N/A	1,775,926	$16,414,330	725%	Met
Luis Ganoza Durant	2x	$1,020,000	363,412	217,586	N/A	580,998	$6,565,929	644%	Met
David Whittle	1x	$480,000	0	197,868	N/A	197,868	$1,724,791	359%	Met
Cesar Velasco	1x	$425,000	94,434	179,958	N/A	274,392	$1,781,369	419%	Met
Eric Chapman	1x	$358,252	65,000	130,070	N/A	195,070	$3,291,923	918%	Met

Directors
David Laing	3x	$273,408	109,150	N/A	191,885	301,035	$1,178,680	431%	Met
Mario Szotlender	3x	$273,408	171,700	N/A	324,154	495,854	$1,854,523	678%	Met
David Farrell	3x	$273,408	0	N/A	318,343	318,343	$1,120,506	410%	Met
Alfredo Sillau	3x	$273,408	16,000	N/A	132,799	148,799	$624,340	228%	Met
Kylie Dickson	3x	$273,408	3,500	N/A	152,305	155,805	$579,974	212%	Met
Kate Harcourt	3x	$273,408	0	N/A	81,097	81,097	$305,889	112%	Met
Salma Seetaroo*	3x	$273,408	0	N/A	67,225	67,225	$240,225	88%	June 27, 2027

*Ms. Seetaroo met her target subsequent to December 31, 2025.

Diversity

In early 2024, the Board approved a Diversity, Equity and Inclusion Policy, which promotes diversity in the workplace by respecting and appreciating differences in gender, age, ethnic origin, religion, education, sexual orientation, political belief or disability. In addition, the Board also approved certain amendments to the Board and Management Diversity Policy (formerly the Diversity Policy), which promotes diversity specifically at the Board and Senior Management levels. At Fortuna, we respect and value the perspectives, experiences, cultures and essential differences that our Board, management and employees possess.

The Company currently has three female directors (37.5% of the Board) and no female senior executive officers. Kylie Dickson was appointed to the Board in August 2017, Kate Harcourt was appointed to the Board in July 2021 and Salma Seetaroo was appointed to the Board in June 2022. Women comprise 43% of non-management directors and 50% of independent directors on the Board.

During the confidential Board and Committee assessments conducted in early 2025, Directors were asked to voluntarily self identify in the following categories: gender, disability, race/ethnicity and cultural/geographical diversity. Four directors self identify as racially and/or ethnically diverse.

The following charts show some of the diverse characteristics of our current members of the Board:

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In 2021, the Board committed to have a composition of 30% female directors as independent directors by the Company’s 2023 annual general meeting. The Board has achieved this commitment. The CG&N Committee Charter reflects that at least one member of the CG&N Committee shall be a woman.

We strive to meet or exceed all reasonable stakeholder expectations and to be the company of choice as a great place to work. We are successful at both because we recruit, retain, reward and develop our people based upon their abilities and contributions. Fortuna does not condone engagement in actions that would violate any anti-discrimination, equal employment or other laws and regulations.

The following table reflects the participation of women in our workforce for 2025.

Sustainability Metrics	2025 Performance
% of female employees	13.85%
% of female employees in management positions	17.55%

The Board is committed to fostering a diverse workplace environment where:

•	individual differences and opinions are heard and respected;

•	employment opportunities are based on the qualifications required for a particular position at a particular time, including training, experience, performance, skill and merit; and

•	inappropriate attitudes, behaviors, actions and stereotypes are not tolerated and will be addressed and eliminated.

The Board proactively monitors Company performance in meeting the standards outlined in the Board and Management Diversity Policy. In particular, the Board uses a skills matrix to assess the strengths and adequacy of existing Board members, as well as to assist with the evaluation of any new director candidates. See “Director Skills and Areas of Expertise” below.

Director Tenure

There are no term limits for directors and the Company does not have a retirement policy for directors. The Board believes that the need to have experienced directors who are familiar with the business of the Company must be balanced with the need for renewal, fresh perspectives and a healthy skepticism when assessing management and its recommendations. The Board has a formal assessment process that evaluates the performance of the Board and its committees and the skills and contribution of each director. The Company has not adopted director term limits at this time on the basis that the imposition of such limits discounts the value of experience and continuity amongst Board members.

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Such limits create a risk of excluding experienced and valuable Board members as a result of an arbitrary determination based on fixed criteria that may not best serve the interests of shareholders. The Board believes that other mechanisms of ensuring Board renewal, such as the Company’s formal assessment program, are adequate for ensuring that the Company maintains a high performing Board. See page C-22 for details regarding the skills matrix used by the Board to assess the strengths and adequacy of the Company’s directors. The current Board composition reflects a good balance of directors with knowledge of the history of the Company together with recent appointees who contribute by fresh ideas and perspective.

The following table illustrates an appropriate degree of director turnover while maintaining Board continuity and experience:

Director	Approximate Years
Jorge Ganoza Durant	21
Mario Szotlender	17
David Farrell	12
David Laing	9
Alfredo Sillau	8
Kylie Dickson	8
Kate Harcourt	5
Salma Seetaroo	4
Overall Average:	10.5
Independent Directors Average:	7.7

Succession Planning

Succession planning in key leadership positions is important to ensure the stability and continuity of the Company’s business. The CG&N Committee is responsible for reviewing the Company´s succession plan for the CEO and other key executives on an annual basis, in accordance with the Company’s Succession Policy.

Each of our Country Heads is responsible for reviewing and presenting succession plans for key leadership positions in each subsidiary on an annual basis to management of the Company and the Board.

Succession plans include contingency plans for emergency replacements, as well as near-term and long-term successors for key management positions, and is also recommended for those positions where there is a critical need to ensure continuity of talent. All such positions are identified through the talent management process.

Succession planning is a key responsibility of management. The human resources department partners with management to facilitate the process.

Director Attendance Record

The table below summarizes the number of Board and committee meetings attended by each director during 2025:

Director	Board	Independent Directors	Audit Committee	CG&N Committee	Compensation Committee	Sustainability Committee	Overall Attendance
Jorge Ganoza Durant	8 of 8						100%
Mario Szotlender	8 of 8					5 of 5	100%
David Farrell	8 of 8	8 of 8	5 of 5	2 of 2	5 of 5		100%
David Laing	8 of 8	8 of 8			5 of 5	5 of 5	100%
Alfredo Sillau	8 of 8	8 of 8	5 of 5		5 of 5		100%
Kylie Dickson	8 of 8	8 of 8	5 of 5	2 of 2			100%
Kate Harcourt	8 of 8	8 of 8				5 of 5	100%
Salma Seetaroo	8 of 8	8 of 8		2 of 2		4 of 5	93%

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Director Skills and Areas of Expertise

The following skills matrix describes the particular skills and experience that are considered as integral to the Board performance. This matrix is used by the CG&N Committee and the Board to assess the strengths and adequacy of the composition of existing Board members, as well as to assist with the evaluation of any new director candidates.

Skills and Experience	Jorge Ganoza Durant	Mario Szotlender	David Farrell	David Laing	Alfredo Sillau	Kylie Dickson*	Kate Harcourt	Salma Seetaroo	Total (of 8)
Strategy and Leadership: Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple projects, and having comfort with current principles of risk management.	✓	✓	✓	✓	✓	✓	✓	✓	8
Operations and Exploration: Experience with the operations of a leading mining company, including exploration activities, having a focus on safety, the environment and operational excellence.	✓	✓		✓		✓			4
Risk Management: Knowledge of risk management principles and practices, an understanding of the key risk areas that a company faces, and an ability to identify, assess, manage and report on key risk controls and exposures.	✓	✓	✓	✓	✓	✓	✓	✓	8
Information Technology / Cyber Security: Knowledge on technology implementation, which may include cybersecurity strategy, risk management and operating performance.				✓				✓	2
Corporate Governance: Understands the fiduciary, legal and ethical responsibilities of the Board, particularly issues surrounding conflicts of interest, corporate opportunity and insider trading.	✓	✓	✓	✓	✓	✓	✓	✓	8
Metals and Mining: Knowledge of the mining industry, markets, international regulatory environment and stakeholder management.	✓	✓	✓	✓	✓	✓	✓	✓	8
Safety, Sustainability and ESG: Demonstrable understanding of key environmental impacts for a mining company in multiple jurisdictions, including climate change risks and opportunities, sustainable development, workplace health and safety, social performance, license to operate, community engagement, human rights and governance of these matters.	✓	✓		✓			✓	✓	5
Finance: Experience in the areas of finance, investment and/or mergers and acquisitions.	✓	✓	✓	✓	✓	✓	✓	✓	8
Human Capital Management: Knowledge of sustained succession planning and talent development and retention programs, including executive compensation.	✓	✓	✓	✓	✓	✓	✓	✓	8
Financial Literacy: Ability to understand financial statements that present the breadth and level of complexity of accounting issues that are typical in a mining company.	✓	✓	✓	✓	✓	✓	✓	✓	8

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International Business: Experience working in a major organization that carries on business in multiple jurisdictions, including exposure to a range of governmental, cultural and regulatory requirements.	✓	✓	✓	✓	✓	✓	✓	✓	8
Spanish/French Language: Fluency in reading and speaking Spanish or French.	✓	✓		✓	✓			✓	5
Diverse Perspectives: Including gender, geographical location, cultural background.	✓	✓			✓	✓	✓	✓	6

*Kylie Dickson, Chair of the Audit Committee, is the Audit Financial Expert.

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Appendix “A”

Board Mandate

INTRODUCTION

National Policy 58-201, Corporate Governance Guidelines, and National Instrument 58-101, Disclosure of Corporate Governance Practices, mandate corporate governance policies for reporting issuers and provide the framework for disclosure of these policies to the public.

The Board of Directors of the Company (the “Board”) considers good corporate governance to be essential to the fiduciary obligations of the directors to its shareholders and integral to the ongoing good management and development of the Company, and in this connection has developed this Mandate.

COMPOSITION OF THE BOARD

The Board has determined that in order to effectively manage the Company’s affairs, the Company requires between five and nine directors, the majority of whom shall be independent.

MEETINGS OF THE BOARD OF DIRECTORS

The Board of Directors meets in person at least once per year. The Board also holds additional scheduled and unscheduled meetings by telephone conference call from time to time as business needs require. The quorum necessary for the transaction of business at a Board meeting shall be a majority of the directors. During the course of a directors’ meeting, if they deem it appropriate, the independent directors may meet in camera, and in any eventthe independent directors will meet by themselves at least four times per year.

MANDATE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with the British Columbia Business Corporations Act; the Company’s Articles; the Company’s Code of Business Conduct and Ethics; the Mandate of the Board, the charters of the Board’s committees, and other applicable laws and policies. The Board approves significant decisions that affect the Company before they are implemented. As a part of its overall responsibility for the stewardship of the Company, the Board assumes responsibility for the following:

a.	Stewardship

The Board sets and supervises standards of corporate governance that create a culture of integrity throughout the Company, and guides the operations of the Company and management in compliance with the Company’s constating documents and British Columbia corporate law, securities legislation in each jurisdiction in which the Company is a reporting issuer, and other applicable laws.

b.	Strategic Planning

The Board monitors the Company’s strategic planning process, including the opportunities and risks of the business. The senior officers of the Company (“Management”) present materials relating to the strategic plan to the Board periodically throughout the year on current and proposed operations of the Company. The Board reviews the plan to assess its strengths, weaknesses and overall results so that the plan can be adjusted in a timely manner.

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c.	Dealing with Risks

The Board, in its assessment of the strategic plan, reviews principal risks and considers management’s plans to monitor and manage risk. The principal risks to the Company have been identified as risks relating to the environment, social, safety, securities markets, commodity prices, currency fluctuations, legislative and title issues arising from operations and the fact that exploration, development and mining activities are inherently risky. Management assists the Board in identifying risks and to promptly alert the Board when a risk has materialized or materially changed. The Board may from time to time appoint Management members, board members or advisors to assist in assessing different risks.

d.	Succession Planning

The Corporate Governance and Nominating Committee annually identifies key individuals of the Company and, in consultation with Management, determines how to replace such individuals should the need arise. Management is assigned the responsibility of training and advising new persons of the Company’s policies and practices. The CEO has primary responsibility for supervising and reviewing the performance of Management.

e.	Disclosure Policy

The Disclosure Policy governs communication with shareholders and others and reflects the Company’s commitment to timely, effective and accurate corporate disclosure in accordance with all applicable laws and with a view to enhancing the Company’s relationship with its shareholders.

f.	Internal Control and Management Information Systems

The effectiveness and integrity of the Company’s internal control and management information systems contribute to the effectiveness of the Board and the Company. The Board, through its audit committee, oversees and monitors internal control and management information systems.

g.	Approach to Corporate Governance

The Board has appointed a Corporate Governance and Nominating Committee which has overall responsibility for developing the Company’s approach to corporate governance including keeping informed of legal requirements and trends regarding corporate governance, monitoring and assessing the functioning of the Board and committees of the Board, and for developing, implementing and monitoring good corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for identifying and recommending to the Board individuals qualified to become new board members.

Individual directors may engage an outside adviser at the expense of the Company in appropriate circumstances, subject to the approval of the Corporate Governance and Nominating Committee.

h.	Feedback

The Company’s website facilitates feedback from shareholders by permitting requests for information and sending messages directly to the Company.

i.	Expectations and Responsibilities of Directors

The Board is responsible for determining the committees of the Board that are required to effectively manage certain aspects of the Board’s duties, and for ensuring that the committees have the requisite independence, competency and skill. The Board approves and annually reviews the charters of the

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committees, and conducts, with the assistance of the Corporate Governance and Nominating Committee, annual reviews of the performance of the committees.

Directors are responsible for attending Board meetings as well as meetings of committees of which the director is a member. Directors are responsible for reviewing meeting materials in advance of the meeting.

POSITION DESCRIPTIONS

The Board has developed position descriptions for the Chair of the Board and the Chair of each Board Committee.

The Board and the CEO have developed a position description for the CEO, including the corporate objectives that the CEO is responsible for meeting. The Compensation Committee is responsible for reviewing and making recommendations to the Board regarding those specific goals and objectives relevant to CEO compensation.

ORIENTATION AND CONTINUING EDUCATION

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding the role of the Board and its committees, and the nature and operation of the Company’s business. Each new director is provided with a copy of the Corporate Governance Manual, which contains the Company’s policies and provides a comprehensive introduction to the Board and its committees. Based on the individual skill set and professional background of each new director, the Chair determines what orientation to the nature and operation of the Company’s business will be necessary and relevant to each new director.

The Board ensures that proposed directors are able to devote sufficient time and energy to being a director of the Company. The Board provides continuing education opportunities for all the directors so that directors may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. The Board takes the following measures to provide continuing education for its directors in order that they maintain the skill and knowledge necessary for them to meet their obligations as directors:

a.	The Corporate Governance Manual is reviewed by the Board annually and any revisions thereto are given to each director.

b.	The Board may request from Management technical or other presentations focusing on a particular property or issue. The Q&A portions of these presentations are a valuable learning resource for non-technical directors.

c.	As requested, site visits to the Company’s mines and projects.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a written code of business conduct and ethics (the “Code”) applicable to directors, officer, employees and consultants (“Company Personnel”) of the Company. The Code sets standards designed to promote integrity and deter wrongdoing. As required by securities legislation, the Code has been filed on SEDAR.

The Board is responsible for monitoring compliance with the Code. Company Personnel are instructed to report instances of non-compliance with the Code to the Chair of the Corporate Governance and Nominating Committee.

NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee is responsible for identifying individuals and recommending to the Board those qualified to become new board members. New nominees must have a track record in general

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business management, experience in an area of strategic interest to the Company, the ability to devote the time required and a willingness to serve.

The Board adheres to the following process, with the input and advice of the Corporate Governance and Nominating Committee, prior to nominating or appointing individuals as directors:

a.	The Board determines the appropriate size of the Board, with a view to facilitating effective decision-making.

b.	The Board considers what competencies and skills the Board as a whole should possess. In doing so, the Board also considers the needs of each committee.

c.	The Board assesses what competencies and skills each existing director possesses.

d.	In accordance with the Company’s Diversity Policy, the Board considers diversity when reviewing potential candidates for appointment to the Board.

COMPENSATION

The Board has appointed a Compensation Committee which is responsible for reviewing and making recommendations to the Board regarding the CEO’s compensation, evaluating the CEO’s performance, making recommendations to the Board with respect to CFO and director compensation, bonus plans for Management and key employees, incentive-compensation plans and equity-based plans, and reviewing executive compensation disclosure in advance of the disclosure becoming public.

The vesting period, if any, applicable to stock options and other stock-based compensation will be determined by the Board.

REGULAR BOARD ASSESSMENTS

The Corporate Governance and Nominating Committee assesses on an annual basis the required competency and skill required by the Board and its committees.

The Board, its committees and each individual director will be assessed on an annual basis regarding his, her or its effectiveness and contribution. Such assessment should consider:

a.	In the case of the board or a committee, its mandate or charter, and

b.	In the case of an individual director, the applicable position description (if any), and the competencies and skills each individual director is expected to bring to the Board.

The Corporate Governance and Nominating Committee reports its assessments to the Board on an annual basis.

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